Exhibit 99.1

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries.  For reporting purposes, the Corporation presents its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated.  References to “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars, references to “A$” are to Australian dollars and references to “ZAR” are to South African rand.

The information contained in this AIF is as of December 31, 2014, unless otherwise indicated.  More current information may be available on our public website at www.franco-nevada.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.  In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this AIF including a Glossary of Non-Technical Terms, Glossary of Technical Terms, Certain Oil & Natural Gas Terms and a Metric Conversion Table.

FORWARD LOOKING STATEMENTS

This AIF contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this AIF as well as Franco-Nevada’s most recent Management’s Discussion and Analysis (“MD&A”) filed with the Canadian securities regulatory authorities on www.sedar.com and the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE REGARDING MINERAL AND OIL AND GAS RESERVE AND RESOURCE ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all mineral resource and reserve estimates included in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws.  Accordingly, information containing descriptions of the Corporation’s mineral properties set forth herein may not be comparable to similar information made public by

U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.  For more information, see “Reconciliation to CIM Definitions”.

Similarly, the requirements of NI 51-101 for disclosure of oil and gas activities differ significantly from those of the SEC, and disclosure concerning the oil and gas properties in which the Corporation has interests may not be comparable with information made public by companies that report in accordance with U.S. standards. The primary differences between the Canadian requirements and the U.S. standards for oil and gas related disclosure are that:

•                                          NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

•                                          NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

•                                          NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

•                                          NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be cash flow positive on an undiscounted basis.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the noon rate published by the Bank of Canada.

	Years ended December 31,
	2014	2013	2012
High	$1.1643	$1.0697	$1.0418
Low	$1.0614	$0.9839	$0.9710
Average for the Period	$1.1045	$1.0299	$0.9996
End of Period	$1.1601	$1.0636	$0.9949

On March 24, 2015 the noon rate was U.S.$1.00 = C$1.2511 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold /oz (London PM Fix)	Platinum /oz (London PM Fix)	Palladium /oz (London PM Fix)	Oil / C$ bbl (Edmonton Light)	Gas / C$ mcf (AECO-C)

Average for 2012	$1,669	$1,552	$645	$86	$2.28
Average for 2013	$1,411	$1,487	$725	$93	$3.01
Average for 2014	$1,266	$1,385	$803	$94	$4.33

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation, its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is currently located at Suite 2000, Commerce Court West, 199 Bay Street, Toronto, Ontario  M5L 1G9.  Franco-Nevada has additional offices in Hastings, Christ Church, Barbados, Denver, Colorado and Perth, Australia, all of which are used to manage its asset portfolio and pursue new investment opportunities.

Intercorporate Relationships

Franco-Nevada has thirteen wholly-owned subsidiaries:  Franco-Nevada Alberta Holdings ULC, Franco-Nevada U.S. Holding Corp., Franco-Nevada U.S. Corporation (“FN U.S.”), Franco-Nevada Idaho Corporation, Franco-Nevada Australia Pty Ltd., Franco-Nevada GLW Holdings Corp., Franco-Nevada (Barbados) Corporation (“FN Barbados”), Franco-Nevada Alberta Corporation, Franco-Nevada Mexico Corporation, S.A. de C.V., Franco-Nevada Canada Holdings Corp., Franco-Nevada LRC Holdings Corp., Minera Global Copper Chile S.A. and FN Subco Inc.  All subsidiaries are wholly-owned by Franco-Nevada either directly or indirectly and are incorporated under the laws of the jurisdictions set out below.

GENERAL DEVELOPMENT OF FRANCO-NEVADA’S BUSINESS

Overview

Franco-Nevada is the leading gold royalty and stream company by both gold revenues and number of gold assets. The Company is gold-focused but also has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

Franco-Nevada’s assets are mostly mineral and oil & gas royalties or streams but also include some working and equity interests, undeveloped properties, options to acquire royalties and streams and other assets.

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to the gold price and exploration optionality;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead;

•                  A forward-looking business in which management focuses on growth opportunities rather than operational or development issues; and

•                  A perpetual discovery option over large areas of geologically prospective lands with no cost other than the initial investment.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.  At year-end 2014, Franco-Nevada had $676.9 million in working capital and an undrawn $500.0 million unsecured credit facility.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and more upside than a gold ETF without exposure to operating cost inflation. Since its IPO over seven years ago, Franco-Nevada’s share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

Franco-Nevada currently operates a small organization.  As of March 25, 2015, Franco-Nevada has 28 full-time employees and 5 part-time contractors.  As such, Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to the immediate and future operations of Franco-Nevada are of significant importance. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.  For additional information, see “Risk Factors”.

Corporate Policies

Franco-Nevada currently does not operate any of the mineral or oil & gas assets in which it has royalty/stream interests.  However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives.  Franco-Nevada may from time to time engage in exploration efforts as part of advancing a property or to conduct due diligence in advance of undertaking an investment.  When doing so, Franco-Nevada undertakes to be guided by the Principles and Guidance for a Framework of Responsible Exploration as set forth by the e3Plus program of the Prospectors and Developers Association of Canada.

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, an environmental and corporate social responsibility policy and a health and safety policy.  Franco-Nevada was also a leader and founding signatory of the World Gold Council’s Conflict-Free Gold Standard which was published in October 2012.  The Corporation also occasionally makes corporate social investments in cooperation with the operators of its assets.  In 2012, the Corporation committed to fund $500,000 over five years to support the new School of Mines at Laurentian University in Sudbury, Ontario.  In 2013 and 2014, the Corporation made its annual contributions of $100,000 under this commitment.  Additional information relating to these and other policies are contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders held on May 7, 2014 and will also be contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders scheduled to be held on May 6, 2015.  See “Statement of Governance Practices” in such circulars.

Background of Franco-Nevada

Many of Franco-Nevada’s assets were originally acquired and developed by Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”), Normandy Mining Limited (“Normandy”) and Newmont Mining Corporation (“Newmont”).  Old Franco-Nevada was a publicly-listed company on the Toronto Stock Exchange (the “TSX”) from 1983 to 2002 and had originally acquired royalties at the Goldstrike complex along with many other royalties. In February 2002, Newmont acquired Old Franco-Nevada along with Normandy. Old Franco-Nevada’s assets and part of its management team were incorporated into a new division of Newmont called Newmont

Capital Limited (“Newmont Capital”). Newmont Capital’s activities included the management of royalty, investment and project portfolios as well as corporate development.  Pursuant to an acquisition agreement, Franco-Nevada acquired its initial royalty portfolio from Newmont effective December 20, 2007 and also agreed to assume certain liabilities related to such portfolio.  Franco-Nevada then continued to build its asset portfolio through additional acquisitions adding numerous royalty and stream assets since 2007.

Three-Year History

2012

Material Transactions and Developments

Acquisition of Cobre Panama Precious Metals Stream

On August 20, 2012, Franco-Nevada announced the acquisition of a precious metals stream on Inmet Mining Corporation’s (“Inmet”) Cobre Panama copper project in Panama (“Cobre Panama”).  In 2013, Inmet was acquired by First Quantum Minerals Ltd. (“First Quantum”) which is advancing the development of Cobre Panama.  Cobre Panama is currently owned 80% by First Quantum and 20% by Korea Panama Mining Corp. (“KPMC”).

Under the terms of the agreement (the “Cobre Panama Agreement”) between FN Barbados, Minera Panama, S.A. (“MPSA”), the owner and developer of Cobre Panama, and other First Quantum subsidiaries, Franco-Nevada will provide a $1 billion deposit, secured by a pledge of First Quantum’s interest in MPSA, to fund a portion of Cobre Panama’s capital costs.  Franco-Nevada’s deposit is now available as First Quantum’s funding has exceeded $1 billion and funding of the deposit will be pro-rata on a 1:3 ratio of First Quantum’s share of the capital costs, up to a maximum of $1 billion.  Franco-Nevada continues to work with First Quantum to amend the Cobre Panama Agreement to streamline reporting requirements and provide greater financial flexibility.  Franco-Nevada expects to commence funding its portion of the capital costs when the amendments are finalized.

The amount of gold and silver deliverable under the Cobre Panama Agreement is indexed to copper in concentrate produced from Cobre Panama and approximates 86% of the payable precious metals attributable to First Quantum’s 80% ownership.  Beyond the initial contemplated mine life, the precious metals deliverable under the stream will be based on a fixed percentage of the precious metals in concentrate. Under the terms of the Cobre Panama Agreement, Franco-Nevada will pay $400 per ounce (“ounce” or “oz”) for gold and $6 per ounce for silver (subject to an annual adjustment for inflation) for the first 1,341,000 ounces of gold and 21,510,000 ounces of silver, respectively, delivered to Franco-Nevada under the agreement. Thereafter Franco-Nevada will pay the greater of $400 per ounce for gold and $6 per ounce for silver (subject to an annual adjustment for inflation), respectively, and one half of the then prevailing market price based on a fixed percentage of the precious metals in concentrate.

KPMC did not participate in the transaction. An amended and restated shareholders’ agreement between Inmet and KPMC provides that the precious metals stream will not adversely impact KPMC’s economic interest in or funding requirements for Cobre Panama.

Following an extensive review of the project, First Quantum provided an update in January 2014.  The revised project will have an initial installed capacity of 70 million tonnes per annum which is higher than anticipated in the Inmet plan, although first concentrate production is now only expected in the fourth quarter of 2017.  The increased capacity is expected to deliver metal to Franco-Nevada at an increased rate which would be partially offset by the construction delay.  The new plan envisions a 34 year mine life with potential further expansion from 70 million tonnes per annum to 100 million tonnes per annum after 10 years of operation.

First Quantum has reduced its planned capital expenditures for Cobre Panama in 2015 to $600 million but First Quantum does not expect the planned reduction to compromise the progress of the project.

Acquisition of Weyburn Net Royalty Interest

On November 13, 2012, the Company acquired an 11.71% net royalty interest in the Weyburn Unit for C$400 million in cash from Penn West Petroleum Ltd. and Penn West Petroleum. The acquisition increased the Company’s exposure to the Weyburn Unit, a long-life oil project located in Saskatchewan, and had an effective date of October 1, 2012.

Other Transactions and Developments

Acquisition of Additional Royalty in Bronzewing

On January 11, 2012, Franco-Nevada increased its net smelter return (“NSR”) royalty on Navigator Resources Limited’s Bronzewing mine in Western Australia from 1% to 2% for A$4.5 million.

Acquisition of Working Interest in Weyburn Unit

On February 23, 2012, Franco-Nevada acquired an additional 1.15% working interest in the Weyburn Unit in southeast Saskatchewan for approximately C$55 million, increasing its total working interest in the Weyburn Unit to 2.26% at that time.

Acquisition of Timmins West Royalty Interest

On February 29, 2012, Franco-Nevada acquired a 2.25% NSR royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35 million.  In addition to the royalty, Franco-Nevada acquired 10,050,591 common shares of Lake Shore for C$15 million.

2013

Material Transactions and Developments

Credit Facility

On January 23, 2013, the Company replaced its $175.0 million credit facility with a $500.0 million unsecured revolving term credit facility with Canadian Imperial Bank of Commerce, as Administrative Agent. See “Material Contracts” for the other parties to the credit agreement. The facility has a four year term and may be used for general corporate purposes, including working capital requirements and funding acquisitions.  On March 18, 2014, the Company extended its credit facility for an additional two years with the amended expiry being March 18, 2019.  The facility is currently undrawn and Franco-Nevada remains debt-free.

Base Shelf Prospectus

Franco-Nevada’s Base Shelf Prospectus filed on September 15, 2011 expired on October 15, 2013.  On October 29, 2013, Franco-Nevada filed a new short form base shelf prospectus (the “2013 Base Shelf Prospectus”) in Canada and the U.S. which allows the Corporation to offer and issue from time to time common shares of the Corporation (“Common Shares” and each a “Common Share”), preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities and subscription receipts or any combination thereof for an aggregate initial offering price of up to C$1 billion (or the equivalent thereof in other currencies) during the 25-month period that the 2013 Base Shelf Prospectus, including any amendments thereto, remains effective.

Other Transactions and Developments

Acquisition of Brucejack Royalty Interest

On May 13, 2013, Franco-Nevada acquired an existing 1.2% NSR royalty covering Pretium Resources Inc.’s Brucejack gold project in northwestern British Columbia for $45.0 million in cash. The NSR royalty becomes payable after approximately 500,000 ounces of gold and 17.9 million ounces of silver have been produced. The project includes two principal deposits, the Valley of the Kings and the West Zone.

Acquisition of Stibnite Gold (Golden Meadows) Royalty Interest

On May 9, 2013, Franco-Nevada acquired a newly created 1.7% NSR royalty covering Midas Gold Corp.’s (“Midas Gold”) project in Idaho for $15.0 million in cash subject to an option by Midas Gold to re-acquire one-third of the royalty for $9.0 million for a period of three years. As part of the transaction, Franco-Nevada also subscribed for 2,000,000 Midas Gold common share purchase warrants having an exercise price of C$1.23 per common share and a ten year term.

Acquisition of Sissingue Royalty Interest

On May 29, 2013, Franco-Nevada acquired a 0.5% NSR royalty on certain tenements that comprise the Sissingue gold project located in Côte d’Ivoire and operated by Perseus Mining Limited (“Perseus”).  The purchase price was A$2.0 million in cash.

Dividend Reinvestment Plan

On July 9, 2013, Franco-Nevada adopted a Dividend Reinvestment Plan (the “DRIP”), to provide, among other things, eligible holders of Franco-Nevada’s Common Shares with a means to reinvest dividends declared and payable to them as shareholders (less any withholding tax) in additional Common Shares of Franco-Nevada.  Currently, such Common Shares are issued from treasury at a 3% discount to the market price.  The discount may be adjusted in future but cannot exceed 5%.  Shareholders were able to participate in the DRIP starting with the October 2013 dividend payment.

Acquisition of Kirkland Lake Royalty Interest

On October 31, 2013, Franco-Nevada acquired a 2.5% NSR royalty on Kirkland Lake Gold Inc.’s (“KLG”) properties in Kirkland Lake, Ontario for $50.0 million in cash.  KLG has a three-year option to buy back 1% of the NSR for $36.0 million (less the royalty proceeds attributable to the buy-back portion of the NSR royalty that have been paid to Franco-Nevada prior to the date of the buy back).

Acquisition of Barrick Royalty Portfolio Interests

On November 4, 2013, Franco-Nevada completed its acquisition of a portfolio of approximately 20 royalties from Barrick Gold Corporation (“Barrick”) for $20.9 million in cash. Producing royalties have been added to the Company’s portfolio from the Osborne copper/gold mine and Henty gold mine, both in Australia, as well as a 3% NSR royalty on Premier Gold Mines Ltd.’s Hardrock project, located in Ontario, which has been classified as an advanced royalty. The majority of the remaining royalties are classified as exploration covering over 2,000 square kilometres of prospective geology.

2014

Material Transactions and Developments

Equity Financing

On August 21, 2014, the Company completed a bought deal financing with a syndicate of underwriters for 8,375,000 Common Shares at $59.75 per Common Share.  The net proceeds to the Company were $479.8 million after deducting underwriters’ commissions and offering expenses of $20.6 million.  The Common Shares were sold on a bought deal basis pursuant to an underwriting agreement dated August 14, 2014 (the “2014 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by RBC Dominion Securities Inc., CIBC World Markets Inc., and BMO Nesbitt Burns Inc.  The Company recorded a deferred tax asset of $5.0 million related to the issue costs of the Common Shares.

Acquisition of Candelaria Gold and Silver Stream

On October 6, 2014, the Company announced its agreement to acquire a gold and silver stream on production from the Candelaria and Ojos del Salado project (the “Candelaria project”) located in Chile from Lundin Mining Corporation (“Lundin”) following Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. (“Freeport”).  The transaction closed November 3, 2014 with an effective date of July 1, 2014.  The Company provided an up-front deposit of $648.0 million to acquire a gold and silver stream and subscribed for C$25.0 million in Lundin’s subscription receipts offering.  The stream covers 68% of the payable gold and silver from 100% of the mine (85% of the Lundin-attributable gold and silver).  The stream will reduce to 40% (50% of Lundin-attributable gold and silver) after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada.  The Company will pay an ongoing price of $400 per ounce of gold and $4.00 per ounce of silver for each ounce delivered under the stream.  This price will escalate by 1% per annum following the third anniversary of the closing.

Other Transactions and Developments

Acquisition of Sabodala Gold Stream

On January 15, 2014, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s (“Teranga”) Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, Franco-Nevada funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6% of the gold produced from Sabodala. Franco-Nevada will pay 20% of the market price of gold for each ounce delivered under the agreement.

Acquisition of Fire Creek/Midas Portfolio Interests

On February 11, 2014, Franco-Nevada entered into a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR royalty on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver a total of 38,250 ounces of gold, payable monthly, starting June 2014 until December 31, 2018 following which the NSR royalty will become payable on gold produced from the Fire Creek and Midas properties.

New Prosperity Permitting

On February 27, 2014 the Government of Canada announced that it will not issue the federal authorizations necessary for Taseko Mines Limited’s (“Taseko”) New Prosperity project to proceed.  Franco-Nevada has committed to provide a $350 million deposit and certain warrant consideration for the construction of New Prosperity when the project is fully permitted and financed.  Franco-Nevada’s financing commitment remains available to Taseko, but can be terminated at the option of Franco-Nevada.

Acquisition of Cerro Moro Royalty Interest

On April 23, 2014, Franco-Nevada acquired from AngloGold Ashanti Limited (“AngloGold Ashanti”) an existing 2% NSR royalty on Yamana Gold Inc.’s (“Yamana”) Cerro Moro project located in Argentina for $19.6 million. Cerro Moro is an advanced high grade gold-silver exploration deposit which is Yamana’s priority development asset.

Acquisition of AngloGold Ashanti Portfolio

On June 9, 2014, Franco-Nevada acquired eight Australian exploration royalties from AngloGold Ashanti Australia Limited for $2.5 million.

Acquisition of Karma Gold Stream

On August 11, 2014, Franco-Nevada and Sandstorm Gold Inc. (“Sandstorm”) entered into a $120.0 million syndicated stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa.  Under the terms of the agreement, the parties will provide True Gold with $100.0 million in initial funding.  Franco-Nevada has a 75% interest in the stream and Sandstorm has a 25% interest.  Over a period of five years, starting March 31, 2016, True Gold shall deliver to the parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces.  Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the parties.  The parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement.  Franco-Nevada has funded $43.3 million of its obligation under the agreement as at March 25, 2015.

Termination of Palmarejo Gold Stream and Acquisition of Guadalupe Gold Stream

On October 2, 2014, the Company acquired a new 50% gold stream on Coeur Mining, Inc.’s (“Coeur”) Palmarejo/Guadalupe project located in Mexico. Under the terms of the new agreement, the Company will fund a $22.0 million deposit which will be used to partially fund the development of the Guadalupe underground mine.  The $22.0 million deposit will be paid in instalments, commencing on January 15, 2015 and ending on January 15, 2016 with $5.0 being funded as of March 25, 2015.  The new gold stream will become effective following the completion of the minimum obligation under Franco-Nevada’s existing Palmarejo gold stream which is expected to be reached by mid-2016.  The Company agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million.

2015 Guidance

The following contains forward looking statements about our guidance for 2015.  Reference should be made to the “Cautionary Statement on Forward Looking Information” section at the beginning of this AIF.  For a description of material factors that could cause our actual results to differ materially from the forward looking statements in the following, please see the Cautionary Statement, the “Risk Factors” section of this AIF and the “Risk Factors” section of our most recent MD&A filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov.

Franco-Nevada realized record growth in its fourth quarter and full year 2014, with 92,774 GEOs from its mineral assets and $11.0 million in revenue from its oil & gas assets for the fourth quarter of 2014 and 293,415 GEOs and $73.9 million in revenue from its oil & gas assets for 2014.  This compares to Franco-

Nevada’s updated guidance made in August 2014 of 280,000 to 300,000 GEOs and $70.0 million to $80.0 million in revenue from oil & gas assets. The Candelaria, Fire Creek/Midas and Sabodala acquisitions contributed immediately to GEOs and revenue. Despite a volatile commodity price environment, Franco-Nevada grew revenue 23.0% quarter over quarter and 10.4% year over year.

For 2015, Franco-Nevada is expecting to receive between 335,000 and 355,000 GEOs from its mineral assets and $20.0 million to $30.0 million from its oil & gas assets. Of the 335,000 to 355,000 GEOs, Franco-Nevada expects to receive 205,000 to 215,000 GEOs under its various stream agreements compared to 150,087 GEOs in 2014.

GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For our 2015 guidance, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $1,200/oz Pt and $750/oz Pd.  For 2015, the WTI oil price is assumed to average $50 per barrel with a $7.00 per barrel price differential for Canadian oil.  2015 guidance assumes the continued steady state of operations from our assets and is also based on the assumptions set out below.

We expect to fund approximately $300.0 million to $350.0 million in 2015 in connection with our precious metals stream agreement on Cobre Panama. Franco-Nevada continues to work with First Quantum to amend the stream agreement between the parties to streamline reporting requirements and provide greater financial flexibility. Franco-Nevada expects to fund its portion of the capital costs when the amendment is finalized.

More specifically, we expect the following with respect to our key asset categories for 2015:

•                  Gold — U.S.:  Overall GEOs from U.S. gold assets are expected to be slightly higher in 2015 compared with 2014. Goldstrike royalty ounces are expected to be slightly higher with Barrick’s thiosulphate project now beginning production. Fire Creek/Midas are expected to deliver 7,500 ounces in 2015 pursuant to the agreement. Gold Quarry is expected to deliver 11,250 royalty ounces in 2015 as payments will be based on the minimum royalty provision.

•                  Gold — Canada:  GEOs earned from Canadian assets in 2015 are expected to be higher than 2014 levels. Detour and Hemlo royalty ounces are expected to be higher as Detour continues to ramp-up production and higher production levels are expected at Hemlo. These increases are expected to be partially offset by declines in production from other Canadian assets.

•                  Gold — Latin America:  GEOs from Latin America will grow significantly with Franco-Nevada benefitting from a full year of production from the Candelaria project in 2015 compared to a partial year in 2014. The Candelaria project is expected to deliver 80,000 GEOs in 2015, a substantial increase over 2014 when Candelaria contributed 20,099 GEOs.

•                  Gold — Rest of World:  Rest of World gold assets are expected to generate lower GEOs in 2015. Sabodala is expected to deliver 22,500 ounces pursuant to the stream agreement. Subika is expected to be lower as a result of the delayed expansion at Ahafo.

•                  PGM:  Sudbury stream ounces for 2015 are expected to be in line with 2014 levels and lower PGM ounces are expected from Stillwater.

•                  Other minerals:  GEOs from other minerals are expected to be lower in 2015 as Osborne has lowered its production forecast and Peculiar Knob is scheduled to be put on care and maintenance.

•                  Oil & Gas:  For 2015, oil & gas revenues are projected to be $20.0 million to $30.0 million reflecting significantly lower oil price assumptions compared to last year.

EXPLANATION OF ROYALTIES, STREAMS AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not typically working interests in a property.  Therefore, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties may provide royalty holders with special commercial benefits not available to the property owner because the royalty holder may enjoy the upside potential of the property with reduced risk.

Revenue-based Royalties:  The majority of revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described in general terms below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty generally provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GOR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions.  Some contracts refer to gross proceeds (“GP”) which have been characterized as comparable to GRs in this document.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil & gas industry.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the royalty agreement.  NPI payments generally begin after payback of capital costs.  Although the royalty holder is generally not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Net Royalty Interest (“NRI”) is paid net of operating and capital costs similar to an NPI.

Fixed Royalties:  Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale” or “ss”) refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices or a production threshold.  Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil & gas business are more standardized than those found in the mineral business.

Streams:  Streams are distinct from royalties.  They are metal purchase agreements where, in exchange for an upfront deposit and ongoing payments for metal delivered, the holder purchases all or a portion of one or more metals produced from a mine, at a preset price.  In the case of gold, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce (typically $400 or a percentage of spot price for gold with a small inflationary adjustment) payable in cash and the balance paid by applying the upfront deposit.  Once the upfront deposit is fully applied, the purchase price is typically the lesser of the fixed price per ounce payable in cash (with a small inflationary adjustment) and the spot price at the time of delivery.  Gold streams are well suited to co-product production providing incentive to the operator to produce the gold.  Because streams can also be used as a form of financing a gold project, the stream structure may also help maintain the borrowing capacity for the project.  Streams can provide higher leverage to commodity price changes as a result of the fixed purchase price per ounce.

Working Interests (“WI”):  A working interest is significantly different than a royalty or stream in that a holder of a WI owns an undivided possessory interest in the land or leasehold itself, and is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro-rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs.

Example of a Royalty (NSR or NPI) versus a Stream

Assume for one ounce of gold, a sales price of $1,200, a “stream cost” of $400 per ounce and an “all-in sustaining cost”(1) of $821 per ounce.  Also assume that Franco-Nevada has a 4% NSR, a 4% NPI or WI or a 4% stream.

	NSR	Stream	Developed NPI or WI
One ounce sold at	$1,200	$1,200	$1,200
Applicable cost	—	$400	$821	(1)
Margin for calculation	$1,200	$800	$379

NSR, Stream or NPI %	4%	4%	4%
Revenue per ounce to FNV	$48	$32	$15

(1)         For applicable costs for a developed NPI or WI, Franco-Nevada is, for illustrative purposes, assuming Barrick’s 2014 all-in sustaining cash cost measure, as Barrick represents the largest gold company by production and reserves, as well as being the operator at four of Franco-Nevada’s assets.  Excluded from the all-in sustaining measure are general and administrative costs as Franco-Nevada also has such costs which have not been reflected in the applicable cost for NSRs or streams.

Based on the above economics, a comparable percentage NSR is more than three times more valuable than an equivalent Developed NPI or WI and 50% more valuable than a stream interest.  With changes to the gold price, the NPI or WI would demonstrate the most leverage while the NSR would provide the most down side protection.  The stream provides commodity price leverage similar to a low cost operating company with more certainty as to future costs.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Franco-Nevada holds royalty or stream interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 13, 2015 (except where stated otherwise), and none of this information has been independently verified by Franco-Nevada.  Specifically, as a royalty or stream holder, Franco-Nevada has limited, if any, access to properties included in its asset portfolio.  Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public.  Franco-Nevada is dependent on the operators of the properties and their qualified persons to provide information to Franco-Nevada (such as the Candelaria Report (as defined below)) or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which Franco-Nevada holds royalty or stream interests and generally has limited or no ability to independently verify such information.  Although Franco-Nevada does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.  Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty or stream interest. Franco-Nevada’s royalty or stream interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of the property.

Except where otherwise noted, the disclosure in this AIF relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2014.  In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Franco-Nevada and, therefore, there may be some inconsistencies within this AIF with respect to significant digits presented.

Franco-Nevada considers its stream interest in the Candelaria project to be its only material mineral project for the purposes of NI 43-101.  During 2013, Franco-Nevada’s stream interest in Palmarejo was considered to be a material mineral project for the purposes of NI 43-101 but in light of additions to Franco-Nevada’s asset portfolio and the agreement to terminate the existing gold stream on the Palmarejo project (see “Termination of Palmarejo Gold Stream and Acquisition of Guadalupe Gold Stream”), such asset is no longer considered to be a material mineral project to Franco-Nevada.  Franco-Nevada will continue to assess the materiality of its assets as new assets are acquired or move into production.

The disclosure in this AIF of a scientific or technical nature for the Candelaria project is based on a technical report dated October 6, 2014 prepared for Lundin in accordance with NI 43-101 and readdressed to Franco-Nevada and FN Barbados on March 20, 2015.  The technical report for the Candelaria project (the “Candelaria Report”) is entitled “Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Atacama Province, Region III, Chile” and was prepared by Jean-Francois Couture, P.Geo., Glen Cole, P.Geo., Gary Poxleitner, P.Eng., Adrian Dance, P.Eng., and Cam Scott, P.Eng., from SRK Consulting (Canada) Inc. and John Nilsson, P.Eng., from Nilsson Mine Services Ltd., who are independent “qualified persons” as defined by NI 43-101 and who also reviewed the disclosure of scientific and technical information in this AIF regarding the Candelaria project.  The Candelaria Report has been filed on SEDAR under Franco-Nevada’s profile at www.sedar.com and is available on the SEC’s website at www.sec.gov.

The disclosure in this AIF for the reserve assessment and evaluation of the oil & gas reserves including the Weyburn Unit, Midale Unit and Edson Property (each as defined below) was prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) for Franco-Nevada, with an effective date of December 31, 2014, in accordance with NI 51-101.

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of resource and reserve estimates covering properties related to the mineral assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC, SAMREC and SEC Industry Guide 7 (collectively, the “Acceptable Foreign Codes”).  Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances.

In each case, the mineral resources and mineral reserves reported in this AIF are based on estimates previously disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates.  Accordingly, Franco-Nevada is not able to reconcile the resource and reserve estimates prepared in reliance on an Acceptable Foreign Code with that of CIM definitions.  Franco-Nevada previously sought confirmation from one of its technical advisory firms, that is comprised of engineers experienced in the preparation of resource and reserve estimates using CIM and each of the Acceptable Foreign Codes, of the extent to which an estimate prepared under an Acceptable Foreign Code would differ from that prepared under CIM definitions.  Franco-Nevada was advised that, while the CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates.  Such advisors further confirmed, without reference to the procedures in which the estimates prepared using Acceptable Foreign Codes that are reproduced in this AIF were conducted, that in the course of their preparation of a resource or reserve estimate they would effectively use the same procedures to prepare and report the resource or reserve estimate regardless of the reliance on CIM or any of the Acceptable Foreign Codes.  Such advisors noted two provisos to this confirmation, being (i) SEC Industry Guide 7 prohibits the reporting of resources, and will only permit reporting of reserves, and (ii) it is now generally accepted practice that staff at the SEC expect to see metals prices based on historic three year average prices, while each of CIM and the other Acceptable Foreign Codes permits the author of a resource or reserve estimate to use his or her discretion to establish a reasonable assumed metal price in such calculations.  See “Cautionary Note Regarding Mineral and Oil and Gas Reserve and Resource Reporting Estimates”.

FRANCO-NEVADA’S ASSETS

Franco-Nevada’s assets are categorized by commodity and stage of development.  By commodity, assets are either “Gold”, “PGM”, “Other Minerals” or “Oil & Gas”.  The categories of Gold and PGM are together referred to as “Precious Metals”.  The categories other than Oil & Gas are collectively referred to as “Mineral Assets”.  For presentation purposes, “Gold” encompasses some silver assets and polymetallic exploration prospects. “PGM” encompasses the platinum group metals including palladium. “Other Minerals” includes base metals, iron ore, coal, industrial and miscellaneous minerals. “Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year. “Advanced” assets are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration. “Exploration” assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

For accounting purposes, the number of assets has been counted in different manners depending on the category.  Royalties on a producing or advanced property are generally counted as a single asset even if Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex.  Streams covering a group of mines in close proximity and operated by a common operator such as the Sudbury streams have also been counted as one asset.  However, royalties and streams on producing properties that have significant co-products have been counted twice, such as the Robinson royalties for gold and copper or the Sudbury streams for gold and PGM.  Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property.  Franco-Nevada’s wholly-owned undeveloped oil & gas land positions and its working interests in Arctic gas resources are additional assets of the Corporation. However, for the purposes of tabulating an indicative number of assets, the undeveloped oil & gas land positions and certain working interests are not counted. More detail on Franco-Nevada’s oil & gas land positions can be found in the section entitled “Oil & Gas Assets”.

As of March 25, 2015, Franco-Nevada estimates that it holds 246 Mineral Assets and 137 Oil & Gas Assets for a total of 383 assets and another 160 undeveloped Oil & Gas agreements.

Franco-Nevada Asset Tabulation at March 25, 2015

	Gold	PGM	Other Minerals	Total Mineral	Oil & Gas		TOTAL
Producing	38	3	6	47	137		184
Advanced	34	0	6	40	—		40
Exploration	131	2	26	159	#	(1)	159
TOTAL	203	5	38	246	137		383

(1)         160 undeveloped Oil & Gas agreements not included in asset counts.

Asset Revenue and Descriptions

The following table sets forth Franco-Nevada’s principal assets and revenue related to each.  The table and following asset descriptions should be read with the following considerations:

•                    For presentation purposes, the table has simplified the details of some royalties and streams and should be read in conjunction with the more detailed descriptions of the assets that follow.

•                    The terminology and ranges of some of our interests have also been simplified for presentation purposes.

•                    Except where otherwise stated, information of a technical nature in the asset descriptions, including all of the mine information, is based solely on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as of March 13, 2015.  None of this information has been independently verified by Franco-Nevada or its consultants.  See “Technical and Third Party Information”.

•                    Each asset is described in a comparable manner as reported by the property owner or operator, unless otherwise noted.  As a result, units of measurement and numbers of significant digits may not be consistent between asset descriptions.

•                    Except where otherwise stated, reserve and resource figures are for the calendar year ends.

•                    Some information publicly reported by owners or operators may relate to a larger property than the area covered by Franco-Nevada’s royalty or stream interest.

•                   Schematic representations of the properties are meant to be indicative of Franco-Nevada’s understanding of what it is permitted to publicly disclose of the positioning of its royalty or stream interests relative to current operations and should not be treated as fully scaled or complete representations from the operators of those projects.

The subsequent table characterizes the Revenue from the Company’s assets by commodity, geography and type.

				Revenue ($ millions)
	Asset	Operator	Interest and %	2014	2013	2012	Notes
G O L D
UNITED STATES	Goldstrike	Barrick Gold Corporation	NSR 2-4%, NPI 2.4-6%	$21.9	$21.2	$55.7	1, 2, P
	Gold Quarry	Newmont Mining	NSR 7.29%	14.3	20.7	18.6	1, 3, P
	Marigold	Silver Standard Resources	NSR 1.75-5%, GR 0.5-4%	7.0	8.8	10.9	1, 2, 3, 5, P
	Fire Creek/Midas	Klondex Mines Ltd.	NSR 2.5%, Fixed to 2018	8.4	—	—	3, Px2
	Bald Mountain	Barrick Gold Corporation	NSR/GR 0.875-5%	6.7	3.8	8.8	1, 2, 3, 5, P
	Mesquite	New Gold Inc.	NSR 0.5-2%	1.7	2.3	3.9	2, P
	Other (9 assets)			0.7	2.3	3.8	8, Px3, Ax6
CANADA	Detour Lake	Detour Gold Corporation	NSR 2%	11.2	5.9	—	P
	Golden Highway	St Andrew Goldfields Ltd.	NSR 2-15%	11.5	12.5	14.3	3, 5, Px3, A
	Sudbury	KGHM International Ltd.	Stream 50%	7.9	11.6	15.4	1, 7, P
	Musselwhite	Goldcorp Inc.	NPI 5%	4.6	3.7	6.3	6, P
	Hemlo	Barrick Gold Corporation	NSR 3%, NPI 50%	9.6	3.1	7.5	1, 6, P
	Kirkland Lake	Kirkland Lake Gold Inc.	NSR 2.5-5.5%, NPI 20%	4.8	0.6	0.1	2, 3, P
	Timmins West	Lake Shore Gold Corp.	NSR 2.25%	4.0	3.2	2.0	P
	Other (10 assets)			1.6	3.0	0.4	Px2, Ax8
LATIN AMERICA	Candelaria	Lundin Mining Corporation	Stream 68%	23.9	—	—	7, P
	Palmarejo	Coeur Mining, Inc.	Stream 50%	66.6	83.5	96.0	3, 7, P
	Cerro San Pedro	New Gold Inc.	GR 1.95%	2.0	3.3	5.5	1, P
	Cobre Panama	First Quantum Minerals	Streams (indexed)	—	—	—	A
	Other (5 assets)			1.3	1.3	1.3	Ax5
REST OF WORLD	MWS	AngloGold Ashanti Limited	Stream 25%	30.5	35.7	33.0	7, P
	Sabodala	Teranga Gold Corporation	Stream 6%, Fixed to 2019	26.3	—	—	3, P
	Subika	Newmont Mining	NSR 2%	9.0	14.4	3.2	1, P
	Tasiast	Kinross Gold Corporation	NSR 2%	7.1	6.6	6.4	P
	Duketon	Regis Resources Ltd.	NSR 2%	7.1	7.9	5.3	1, P
	Edikan	Perseus Mining Limited	NSR 1.5%	3.4	4.1	5.1	P
	Cooke 4	Sibanye Gold Limited	Stream 7%	5.0	3.5	3.3	7, P
	Other (20 assets)			6.2	6.9	13.8	Px7; Ax13
	131 Exploration Assets			—	—	—	E
				$304.3	$269.9	$320.6
P G M
	Sudbury	KGHM International Ltd.	Stream 50%	$28.4	$33.1	$43.1	1, 7, P
	Stillwater	Stillwater Mining Company	NSR 5%	22.1	18.0	17.3	1, P
	Pandora	Angloplat/Lonmin Plc	NPI 5%	—	0.5	0.3	1, 3, P
	2 Exploration Assets			—	—	—	E
				$50.5	$51.6	$60.7
O T H E R M I N E R A L S
	Peculiar Knob (Fe)	Arrium Limited	Production Payment	$7.1	$8.0	$0.6	P
	Osborne (Cu,Au)	Shanxi Donghui	NSR 2%	2.7	0.8	—	9, P
	Mt Keith (Ni)	BHP Billiton Limited	NPI 0.25%, GR 0.375%	1.8	1.7	2.2	P
	Rosemont (Cu,Mo,Ag)	HudBay Minerals Inc.	NSR 1.5%	—	—	—	A
	Relincho (Cu,Mo)	Teck Resources Limited	NSR 1.5%	—	—	—	4, A
	Taca Taca (Cu,Au,Mo)	First Quantum Minerals	NSR 1.08%	—	—	—	A
	Other (6 assets)			2.1	1.9	2.0	Px3, Ax3
	26 Exploration Assets			—	—	—	E
				$13.7	$12.4	$4.8
O I L & G A S
	Weyburn Unit	Cenovus Energy Inc.	NRI 11.71%, ORR 0.44%, WI 2.26%	$57.8	$50.7	$25.0	P
	Midale Unit	Apache Canada Ltd.	ORR 1.14%, WI 1.59%	3.4	3.6	4.0	P
	Edson	Canadian Natural Resources	ORR 15%	4.8	4.3	3.9	P
	Other (134 assets)			7.9	8.4	8.0	Px134
	160 Agreements			—	—	—	E
				$73.9	$67.0	$40.9
R E V E N U E				$442.4	$400.9	$427.0

“NSR”	Net Smelter Return Royalty
“GR”	Gross Royalty
“ORR”	Overriding Royalty
“FH”	Freehold or Lessor Royalty
“NPI”	Net Profits Interest
“NRI”	Net Royalty Interest
“WI”	Working Interest
“P”	“Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year.
“A”

“Advanced” are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration.

“E”	“Exploration” represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

1                     Does not cover all the Mineral Reserves or Mineral Resources reported for the property by the operator.

2                     Percentage varies depending on the claim block of the property.

3                     Provides for minimum or advance payments.

4                     Payments pending achievement of a minimum production hurdle or time threshold.

5                     Percentage varies depending on the commodity price or value of ore.

6                     Payable after operator recovers defined exploration and development expenses.

7                     These revenue numbers are before the deduction of the purchase cost per ounce.

8                     Includes dividends in the amounts of $0.2, $0.1, and $0.1 for 2014, 2013 and 2012.

9                     Capped at a payout level.

REVENUE(1)

	2014		2013		2012
	$ millions	%	$ millions	%	$ millions	%
Commodity
Gold	$304.3	69%	$269.9	67%	$320.6	75%
PGM	50.5	11%	51.6	13%	60.7	14%
Other Minerals	13.7	3%	12.4	3%	4.8	1%
Oil & Gas	73.9	17%	67.0	17%	40.9	10%
	$442.4	100%	$400.9	100%	$427.0	100%

Geography
United States	$83.4	19%	$77.9	19%	$120.0	28%
Canada	157.5	36%	143.9	36%	130.2	31%
Latin America	93.7	21%	88.2	22%	102.8	24%
Rest of World	107.8	24%	90.9	23%	74.0	17%
	$442.4	100%	$400.9	100%	$427.0	100%

Type
Revenue-based royalties	$156.9	36%	$169.0	42%	$179.0	42%
Stream-based	188.6	43%	167.3	42%	190.9	45%
Profit-based royalties	61.2	14%	42.7	11%	41.8	10%
Working interests and other	35.7	7%	21.9	5%	15.3	3%
	$442.4	100%	$400.9	100%	$427.0	100%

(1)         Dividends have been included in “Gold”, “United States” and “Working interests and other” categories.

The following table outlines GEOs attributable to Franco-Nevada for the twelve months ended December 31, 2014, 2013 and 2012 by commodity (excluding oil & gas), geographical location and type of interest.  GEOs include our gold, platinum, palladium and other mineral assets.  GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company.  For NPI royalties, GEOs are calculated taking into account the NPI economics.  Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period.

GOLD EQUIVALENT OUNCES(1)(2)(3)

	For the twelve months ended December 31,
	2014		2013		2012
	#	%	#	%	#	%
Commodity
Gold	242,584	83%	192,297	80%	191,610	83%
PGM	39,870	13%	40,007	16%	35,826	16%
Other Minerals	10,961	4%	9,098	4%	2,816	1%
	293,415	100%	241,402	100%	230,252	100%
Geography
United States	66,652	23%	54,436	23%	71,718	31%
Canada	66,297	23%	58,955	24%	52,697	23%
Latin America	75,282	25%	63,157	26%	61,660	27%
Rest of World	85,184	29%	64,854	27%	44,177	19%
	293,415	100%	241,402	100%	230,252	100%
Type
Revenue-based	110,833	38%	102,558	43%	89,845	39%
Streams	150,087	51%	123,387	51%	113,837	49%
Profit-based	18,578	6%	8,060	3%	25,042	11%
Other	13,917	5%	7,397	3%	1,528	1%
	293,415	100%	241,402	100%	230,252	100%

(1)         For 2014, platinum and palladium metals have been converted to GEOs using average commodity prices of $1,266/oz gold (2013 - $1,411/oz; 2012 -$1,669), $1,385/oz platinum (2013 - $1,487/oz; 2012 - $1,552/oz) and $803/oz palladium (2013 - $725; 2012 - $645/oz).

(2)         The cost of sales associated with stream sales were $57.7 million (2013 - $50.1 million: 2012 - $45.8 million).

(3)         Average gold price realized on Franco-Nevada’s stream ounces approximates average gold price for the period (2014 - $1,266, 2013- $1,411/oz and 2012 - $1,669/oz).

Oil & gas revenues are not included in the reported GEO numbers above.

Summary of Mineral Reserves and Mineral Resources

The mineral reserves and mineral resources tabulated in this AIF reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in which Franco-Nevada has interests.  However, Franco-Nevada’s interests often do not cover the entire mineral reserve and mineral resource that is publicly reported by the operator.

		Mineral Reserves									Percentage
		Proven			Probable			Proven & Probable			covered by
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	royalty or
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	stream interest
GOLD - UNITED STATES
Goldstrike	1,4,5	60,958	3.48	6,820	19,895	4.37	2,794	80,853	3.70	9,614	74%
Gold Quarry	1,6		not available			not available			not available		not available
Marigold	1,7,8	—	—	—	138,600	0.49	2,200	138,600	0.49	2,200	100%
Midas/Fire Creek	3,9,10,11	195	31.64	198	193	28.28	176	388	29.97	374	100%
Bald Mountain	1,12,13	16,421	0.96	509	44,056	0.60	852	60,477	0.70	1,361	74%
Mesquite	14,15	16,330	0.48	250	77,392	0.57	1,429	93,722	0.56	1,679	100%
Stibnite	16,17	—	—	—	88,964	1.60	4,578	88,964	1.60	4,578	100%
Castle Mountain		—	—	—	—	—	—	—	—	—	—
Hollister	18,19	101	20.62	67	161	19.97	104	262	20.29	171	100%
Pinson	1,3,20,21,22	5,717	0.91	168	1,056	5.19	176	6,856	1.56	344	0%
Robinson	23,24	105,490	0.18	620	4,530	0.15	20	110,020	0.18	640	100%
Sandman	1,3	—	—	—	—	—	—	—	—	—	—
South Arturo (Dee)	1,25,26,27	—	—	—	2,852	4.40	403	2,852	4.40	403	90%
GOLD - CANADA
Detour Lake	28,29	94,200	1.25	3,795	365,300	0.95	11,162	459,500	1.01	14,957	100%
Golden Highway - Hislop	30	—	—	—	280	5.16	46	280	5.16	46	100%
Golden Highway - Holloway	31	—	—	—	233	5.35	40	233	5.35	40	100%
Golden Highway - Holt	32	1,452	4.26	199	2,414	5.05	392	3,866	4.75	591	100%
Golden Highway - Taylor	33	—	—	—	774	6.27	156	774	6.27	156	100%
Sudbury	1,34,35,36	—	—	—	1,670	0.74	40	1,670	0.74	40	100%
Musselwhite	37,38	—	—	—	7,610	6.79	1,660	7,610	6.79	1,660	100%
Hemlo	1,39,40	1,103	2.26	80	11,164	2.06	740	12,267	2.08	820	20%
Kirkland Lake	41,42	854	14.60	401	1,672	18.30	984	2,526	17.05	1,385	100%
Timmins West	43	—	—	—	3,691	4.30	510	3,691	4.30	510	100%
Canadian Malartic	1,44,45	49,938	0.92	1,472	203,956	1.10	7,186	253,894	1.06	8,658	10%
Brucejack	1,46,47	3,500	12.44	1,400	13,000	14.59	6,100	16,500	14.14	7,500	100%
Hardrock		—	—	—	—	—	—	—	—	—	100%
Phoenix		—	—	—	—	—	—	—	—	—	100%
Courageous Lake	48,49	12,000	2.41	1,000	79,000	2.17	5,500	91,000	2.20	6,500	100%
Dublin Gulch (Eagle)	50,51	49,938	—	—	91,600	0.78	2,301	91,600	0.78	2,301	100%
Goldfields	52,53	1,228	1.90	75	21,105	1.39	945	22,333	1.42	1,020	100%
Monument Bay		—	—	—	—	—	—	—	—	—	100%
GOLD - LATIN AMERICA
Candelaria	1,54,55,56	366,647	0.12	1,460	13,773	0.16	70	380,420	0.13	1,530	80%
Palmarejo	57	988	1.45	46	5,105	2.69	441	6,093	2.49	488	100%
Cerro San Pedro	1,58	4,616	0.55	82	7,514	0.55	133	12,130	0.55	215	100%
Cobre Panama	1,59,60	258,000	0.14	1,118	2,800,000	0.07	6,170	3,058,000	0.07	7,300	80%
Cerro Moro	61	—	—	—	1,954	11.38	715	1,954	11.38	715	100%
Calcatreu		—	—	—	—	—	—	—	—	—	—
Gurupi	62,63	—	—	—	63,757	1.14	2,328	63,757	1.14	2,328	100%
San Jorge		—	—	—	—	—	—	—	—	—	—
Taca Taca		—	—	—	—	—	—	—	—	—	—
Volcan		—	—	—	—	—	—	—	—	—	—
GOLD - AUSTRALIA
Duketon	1,64,65,66	5,800	1.26	235	69,700	1.02	2,292	75,500	1.04	2,528	99%
Henty	67,68	290	5.00	47	138	5.80	26	428	5.40	73	100%
Admiral Hill		—	—	0	—	—	—	—	—	—	—
Aphrodite		—	—	0	—	—	—	—	—	—	—
Bronzewing	69,70	—	—	0	6,924	1.49	331	6,924	1.49	331	100%
Bullabulling		—	—	0	—	—	—	—	—	—	—
Edna May	1,71,72	—	—	0	11,350	1.10	402	11,350	1.10	402	2%
Glenburgh		—	—	0	—	—	—	—	—	—	—
Moyagee		—	—	0	—	—	—	—	—	—	100%
Red October	1,73,74	—	—	0	333	6.91	74	333	6.91	74	100%
South Kalgoorlie	1,75,76	900	0.77	22	60	0.60	1	960	0.76	23	73%
Wiluna		—	—	0	—	—	—	—	—	—	—
GOLD - REST OF WORLD
MWS	77,78	142,430	0.22	1,000	161,020	0.24	1,250	303,450	0.23	2,250	fixed interest
Sabodala	79,80	13,990	1.07	480	45,690	1.45	2,130	59,680	1.37	2,620	100%
Subika	1,3,81	48,806	1.27	2,000	115,121	2.14	7,910	163,927	1.88	9,910	50%
Tasiast	82	40,810	1.38	1,805	121,012	1.90	7,391	161,822	1.77	9,196	100%
Edikan	83,84	49,700	1.10	1,813	25,700	1.10	872	75,400	1.11	2,685	100%
Cooke 4 (Ezulwini)	85,86	1,200	3.58	132	4,400	3.58	500	5,600	3.58	632	100%
Karma	87,88	—	—	—	33,200	0.89	949	33,200	0.89	949	100%
Agi Dagi		—	—	—	—	—	—	—	—	—	—
ITY	89,90,91	—	—	—	1,167	4.85	182	1,167	4.85	182	fixed interest
Kiziltepe	92,93	924	3.32	99	225	2.33	17	1,149	3.13	115	100%
Perama Hill	94	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	100%
Sissingue	95,96	—	—	—	9,700	2.11	657	9,700	2.11	657	100%
TOTAL GOLD MINERAL RESERVES				27,747			85,955			113,726

		Mineral Resources - Inclusive of Reserves							Mineral Resources			Percentage covered by
		Measured (M)			Indicated (I)			(M)+(I)	Inferred			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	interest
GOLD - UNITED STATES
Goldstrike	1,2,113	62,739	3.64	7,349	26,350	4.64	3,934	11,283	2,126	8.63	590	74%
Gold Quarry	1,114		not available			not available				not available		not available
Marigold	1,115,116	—	—	—	250,900	0.50	4,040	4,040	18,200	0.44	260	100%
Midas/Fire Creek	3,117,118,119	404	31.55	410	952	17.55	537	947	1,540	13.13	650	100%
Bald Mountain	1,2,120	56,554	0.83	1,513	210,870	0.59	4,008	5,521	29,687	0.48	461	65%
Mesquite	2,121,122	22,901	0.47	344	158,005	0.51	2,582	2,921	6,619	0.33	70	100%
Stibnite	123,124	—	—	—	104,505	1.63	5,465	5,465	25,168	1.32	1,066	100%
Castle Mountain	125,126,127	—	—	—	165,100	0.59	3,150	3,150	57,800	0.57	1,060	100%
Hollister	128,129	166	38.37	205	280	31.33	282	487	433	16.76	233	100%
Pinson	1,3,130,131	19,223	1.21	746	4,130	2.54	338	1,085	1,080	4.88	169	0%
Robinson	132,133	510,270	0.15	2,460	139,380	0.14	620	3,080	139,610	0.14	620	100%
Sandman	1,2,3,134	—	—	—	1,179	1.32	50	50	998	1.85	59	100%
South Arturo (Dee)	1,2,135,136	8	—	—	56,877	1.61	2,945	2,945	9,665	0.68	210	90%
GOLD - CANADA
Detour Lake	2,137,138	112,100	1.27	4,577	483,700	0.98	15,246	19,822	21,600	0.81	562	100%
Golden Highway - Hislop	2,139	—	—	—	1,263	4.26	173	173	690	4.15	92	100%
Golden Highway - Holloway	2,140	310	4.72	47	715	4.79	110	157	2,479	4.88	389	100%
Golden Highway - Holt	2,141	5,154	4.06	672	6,275	4.35	877	1,548	7,866	4.67	1,181	100%
Golden Highway - Taylor	2,142,143,144	—	—	—	26,655	1.91	1,633	1,633	2,755	4.26	377	100%
Sudbury	1,145,146	420	0.74	10	2,230	0.98	70	80	750	0.83	20	100%
Musselwhite	2,147,148	—	—	—	8,590	6.66	1,840	1,840	7,020	5.63	1,270	100%
Hemlo	1,2,149	1,560	2.85	143	47,637	1.53	2,348	2,491	5,025	2.10	340	20%
Kirkland Lake	150,151,152	1,882	13.83	837	8,951	10.85	3,121	3,958	9,881	6.96	2,210	100%
Timmins West	153,154	—	—	—	5,229	4.83	812	812	6,904	5.80	1,288	100%
Canadian Malartic	1,2,155,156	55,626	0.91	1,626	269,372	1.04	8,968	10,594	45,310	0.76	1,112	10%
Brucejack	1,157,158	4,400	12.02	1,700	15,900	15.65	8,000	9,600	9,900	17.91	5,700	100%
Hardrock	159,160	—	—	—	89,037	1.70	4,870	4,870	23,147	3.69	2,743	100%
Phoenix	161,162	—	—	—	4,120	8.52	1,129	1,129	7,452	9.26	2,219	100%
Courageous Lake	163,164	13,401	2.53	1,090	93,914	2.28	6,884	7,974	53,227	2.29	3,914	100%
Dublin Gulch (Eagle)	165,166	—	—	—	133,669	0.69	2,979	2,979	17,464	0.56	315	100%
Goldfields	167,168	858	2.04	56	20,002	1.51	971	1,027	4,564	1.54	226	100%
Monument Bay	169,170,171	10,830	1.88	654	36,041	1.30	1,507	2,161	29,086	0.96	900	100%
GOLD - LATIN AMERICA
Candelaria	1,172,173,174	471,262	0.12	1,870	29,722	0.19	180	2,050	11,333	0.14	50	80%
Palmarejo	2,175,176	1,366	1.64	72	9,237	2.80	832	905	1,873	3.98	240	100%
Cerro San Pedro	1,177	4,616	0.55	82	7,514	0.55	133	215	199	0.63	4	95-100%
Cobre Panama	1,178,179	262,000	0.13	1,118	3,941,000	0.06	7,888	9,006	3,686,000	0.04	4,396	80%
Cerro Moro	2,180	—	—	—	5,275	5.62	953	953	4,427	1.96	279	100%
Calcatreu	181	—	—	—	8,000	2.63	676	676	3,400	2.07	226	100%
Gurupi	182,183	46,027	0.73	1,076	95,979	0.79	2,444	3,519	7,719	0.67	165	100%
San Jorge	184,185	79,518	0.22	584	104,091	0.19	626	1,211	11,235	0.16	59	100%
Taca Taca	186,187,188	—	—	—	2,408,000	0.10	7,630	7,630	938,000	0.06	1,700	100%
Volcan	189,190	—	—	—	—	—	—	—	18,600	0.85	510	25%
GOLD - AUSTRALIA
Duketon	1,191,192,193	14,300	1.26	580	135,700	0.94	4,120	4,700	33,100	1.03	1,097	99%
Henty	194,195	976	4.80	150	556	4.90	88	238	284	4.80	44	100%
Admiral Hill	196,197,198	—	—	—	907	1.46	43	43	1,338	1.11	48	fixed interest
Aphrodite	199,200	—	—	—	16,390	1.71	899	899	12,350	1.25	498	100%
Bronzewing	201,202	—	—	—	12,380	1.69	674	674	5,120	1.86	307	100%
Bullabulling	1,203	—	—	—	68,570	0.99	2,185	2,185	23,080	1.20	893	50%
Edna May	1,204,205	—	—	—	26,800	0.97	834	834	4,200	2.30	310	2%
Glenburgh	206,207	2,900	1.94	181	4,600	1.57	232	413	13,900	1.32	591	100%
Moyagee	208,209,210	—	—	—	433	1.98	28	28	1,495	2.07	99	100%
Red October	1,211,212	272	8.69	76	4,182	2.10	282	358	3,274	1.66	175	100%
South Kalgoorlie	1,213,214	1,664	1.65	88	25,487	1.87	1,536	1,624	11,888	2.02	773	76%
Wiluna	215,216	100	2.80	9	17,000	3.73	2,036	2,045	24,000	3.05	2,356	100%
GOLD - REST OF WORLD
MWS	217	142,430	0.22	1,000	162,020	0.24	1,260	2,260	15,510	0.30	150	fixed interest
Sabodala	218	26,070	1.28	1,070	115,110	1.34	4,970	6,050	71,290	1.03	2,370	100%
Subika	1,2,3,219	54,340	1.31	2,290	158,757	1.94	9,900	12,190	34,473	2.89	3,200	50%
Tasiast	2,220	51,306	1.23	2,034	196,089	1.64	10,310	12,344	8,951	1.71	492	100%
Edikan	221,222	75,670	1.14	2,784	75,870	1.05	2,554	5,338	74,780	0.98	2,356	100%
Cooke 4 (Ezulwini)	223,224	2,700	3.58	410	31,500	3.58	3,800	4,210	32,400	3.58	3,570	100%
Karma	225,226,227	—	—	—	75,170	1.08	2,621	2,621	65,200	1.13	2,362	200%
Agi Dagi	1,228,229,230	—	—	—	105,934	0.63	2,148	2,148	17,995	0.50	287	95-100%
ITY	231,232	2,500	4.46	359	3,312	2.69	286	645	8,832	1.60	455	fixed interest
Kiziltepe	233,234	783	4.10	103	972	2.08	65	168	357	1.64	19	100%
Perama Hill	235	3,064	4.30	424	9,375	3.18	958	1,382	8,766	1.96	554	100%
Sissingue	236,237	4,225	2.24	304	14,750	1.31	621	925	7,000	1.29	291	100%
TOTAL GOLD MINERAL RESOURCES				41,102			163,300	204,307			61,232

		PGM Mineral Reserves									Percentage covered by
		Proven			Probable			Proven & Probable			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	stream
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	interest
PGM
Sudbury	1,97,98,99	—	—	—	1,670	5.40	290	1,670	5.40	290	100%
Stillwater	1,3,100	5,594	17.46	3,140	38,766	15.31	19,086	44,359	15.58	22,226	94%
Pandora	1,101,102	1,435	3.78	287	15,782	4.14	2,009	17,217	4.11	2,296	80%

TOTAL PGM MINERAL RESERVES				3,427			21,385			24,812

		PGM Mineral Resources — Inclusive of Reserves										Percentage covered by
		Measured (M)			Indicated (I)			(M)+(I)	PGM Inferred Mineral Resources			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	interest
PGM
Sudbury Levack	1,238,239	420	3.43	50	2,230	6.00	430	480	750	2.49	60	100%
Stillwater	1,2,3	5,594	17.46	3,140	38,766	15.31	19,086	22,226	—	—	—	94%
Pandora	1,240,241	25,251	4.80	4,017	140,603	4.61	20,947	24,677	22,669	4.73	3,443	80%

TOTAL PGM MINERAL RESOURCES				7,207			40,463	47,383			3,503

		Copper Mineral Reserves									Percentage covered by
		Proven			Probable			Proven & Probable			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	stream
	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs	interest
Copper
Osborne	103,104	2,660	0.94%	55	2,590	1.47%	84	5,250	1.21%	139	fixed interest
Rosemont	3,105,106	279,479	0.46%	2,834	325,796	0.42%	3,017	605,276	0.44%	5,851	100%
Relincho	107	435,300	0.38%	3,647	803,800	0.37%	6,557	1,239,100	0.37%	10,203	100%
Taca Taca		—	—	—	—	—	—	—	—	—	100%
Robinson	108,109	105,490	0.51%	1,181	4,530	0.40%	40	110,020	0.50%	1,222	100%
Vizcachitas		—	—	—	—	—	—	—	—	—	100%

TOTAL COPPER MINERAL RESERVES				7,718			9,698			17,416

		Copper Mineral Resources - Inclusive of Reserves										Percentage covered by
		Measured (M)			Indicated (I)			(M)+(I)	Copper Inferred Mineral Resources			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs	interest
Copper
Osborne	242,243	6,500	1.31%	187	5,470	1.43%	172	359	5,840	1.37%	177	fixed interest
Rosemont	3,244,245	342,914	0.43%	3,232	548,572	0.37%	4,450	7,682	117,571	0.40%	1,031	100%
Relincho	2	515,200	0.36%	4,122	1,120,900	0.36%	8,933	13,056	610,800	0.38%	5,117	100%
Taca Taca	246,247,248	—	—	—	2,165,000	0.44%	21,150	21,150	921,000	0.37%	7,550	100%
Robinson	249,250	510,270	0.35%	3,882	139,980	0.27%	846	4,728	139,610	0.29%	882	100%
Vizcachitas	251,252	—	—	—	1,038,000	0.37%	8,539	8,539	318,000	0.34%	2,415	100%

TOTAL COPPER MINERAL RESOURCES				11,424			44,091	55,515			17,172

		Nickel Mineral Reserves									Percentage covered by
		Proven			Probable			Proven & Probable			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	stream
	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs	interest
Nickel
Mt Keith	110,111	93,700	0.59%	1,227	12,600	0.50%	139	106,300	0.58%	1,366	100%
Falcondo	112	44,900	1.28%	1,267	26,300	1.36%	789	71,200	1.31%	2,056	100%

TOTAL NICKEL MINERAL RESERVES				2,494			927			3,422

		Nickel Mineral Resources - Inclusive of Reserves										Percentage covered by
		Measured (M)			Indicated (I)			(M)+(I)	Nickel Inferred Mineral Resources			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs	interest
Nickel
Mt Keith	253,254	187,000	0.50%	2,061	107,000	0.50%	1,179	3,241	35,000	0.50%	386	100%
Falcondo	255	40,500	1.42%	1,268	31,100	1.53%	1,049	2,307	4,900	1.40%	151	100%

TOTAL NICKEL MINERAL RESOURCES				3,329			2,228	5,548			537

Notes
All Mineral Reserves and Resources have been calculated in accordance with acceptable foreign codes, including CIM, SEC, JORC, or SAMREC guidelines
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability
Unless otherwise noted, Mineral Reserves and Resources are reported as of December 31, 2014
Unless otherwise noted, Mineral Resources were reported by the operator inclusive of Mineral Reserves
Contained ounces do not take into account recovery losses
Mineral Reserves and Resource based on publicly disclosed information as of March 13, 2015
Rows and columns may not add up due to rounding

Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note to US Investors Regarding Reserve and Resource Reporting Standards”.

1	Royalty does not cover entire property or cover all known Reserves and Resources
2

Mineral Resources shown by operator as exclusive of Mineral Reserves. The Company’s QP determined the Inclusive Mineral Resources by adding the exclusive Measured and Indicated Mineral Resources to the Proven and Probable Reserves

3

Mineral Reserves and Resources are reported by the operator in non-metric units. The Company’s QP calculated the metric conversion using 1opt=34.286 g/tonne, 1 short ton = 0.9018 metric tonnes, 1 oz = 31.1035 g

4	Mineral Reserves are calculated using a long term average gold price of $1,100/oz
5	Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves
6	In accordance with certain provisions of the royalty agreement, Franco is not able to disclose Mineral Reserves and Mineral Resources for Gold Quarry
7	Mineral Reserves are calculated using a gold price of $1,200/oz
8	Mineral Reserves assumes a cut-off of 0.065 g/t payable gold grade
9	Mineral Reserves for Fire Creek and Midas assume $1,000/oz gold, $15.83/oz silver; silver is converted into gold equivalent
10	Mineral Reserves assumes 94% recovery for gold & 92% for silver, mining loss of 5% and unplanned dilution of 10%
11	Mineral Reserves for Midas has an effective date of August 31, 2014
12	Mineral Reserves are calculated using a long term average gold price of $1,100/oz
13	Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves
14	Mineral Reserves calculated using $1,200/oz Au
15	Mineral Reserves reported at a cut-off of 0.21 g/t Au for oxide & transition reserves, and 0.41 g/t Au for non-oxide reserves
16	Mineral Reserves assumes: $1,350/oz Au, $22.50 Ag, $4.50/lb Sb
17	As of December 15, 2014
18	As of June 2012, depleted to September 30, 2012
19	Mineral Reserves assumes $1,400/oz Au and a cut-off of 0.25 oz/ton
20	As of June 30, 2014
21	Oxide and sulfide Mineral Reserves have been estimated at a cut-off grade of 0.23 oz/ton and 0.22 oz/ton respectively using a gold price of $1,300/oz
22	Open pit Mineral Reserve based on a 0.0064 oz/ton internal cyanide soluble gold cut-off at $1,250/oz Au
23	As of December 31, 2010
24	Mineral Reserves reported above a cut-off of 2.93 recoverable lbs Cu per ton assuming $1,000/oz Au and $2.50/lb Cu
25	Mineral Reserves are calculated using a long term average gold price of $1,100 per ounce
26	Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves
27	Mineral Resources converted to 100% basis from Barrick’s 60% attributable share
28	Mineral Reserves reported using $1,000/oz Au and Cdn/US$ exchange rate of 1.03
29	Mineral Reserves estimated using a 0.2 g/t Au cut-off grade and are based on an elevated cut-off grade of 0.5 g/t Au for Detour Lake and 0.6 g/t Au for Block A
30	Mineral Reserves estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 3.00 g/t Au
31	Mineral Reserves estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 4.11 g/t Au
32	Mineral Reserves estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 3.02 g/t Au
33	Mineral Reserves assume $1,250/oz Au and a stope by stope cut-off grade of 3.48 g/t
34	As of December 31, 2010
35	Mineral Reserves estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
36	Mineral Reserve cut-off is based on direct cost, indirect cost, sustaining capital and impact of Gold Wheaton agreement
37	Mineral Reserves are calculated using $1,300/oz Au
38	Probable reserves also includes proven reserves per Goldcorp’s public disclosure
39	Mineral Reserves are calculated using a long term average gold price of $1,100/oz
40	Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves
41	As of December 31, 2013
42	Estimated at a 0.18 oz/ton cut-off and C$1,350/oz Au
43	Mineral Reserves are based on a long-term gold price of $1,100/oz and a cut-off grade of 2.6 g/t
44	Mineral Reserves and Mineral Resources converted to 100% basis from Yamana’s 50% interest
45	Mineral Reserves estimated using $1,300/oz gold and cut-off grades ranging from 0.277 to 0.349 g/t Au
46	As of June 19, 2014
47	Calculated at a C$180/tonne cut-off assuming $1,100/oz Au, $17/oz Ag, C$/US$ exchange rate = 0.92
48	As of July 24, 2012
49	Waste to ore cut-offs determined using $1,244/oz Au and pit limit based on a Cdn$20.10 per tonne cut-off
50	As of April 5, 2012
51	Mineral Reserves estimated using $1,200 Au
52	As of October 6, 2011
53	Mineral Reserves assumes an economic cut-off grade of 0.72 g/t Au
54	As of December 31, 2013
55

Mineral Reserves for O/P, U/G and WIP for Candelaria property are reported at cut-off grades of 0.25%, 0.81% and 0.24% Cu, respectively, and for the Ojos Property (Santos & Alcaparossa) are reported at cut-off grades of 0.84% and 0.75% Cu respectively

56	Mineral Reserves have been prepared using $2.00/lb copper, $1,000/oz gold and $15.00/oz silver
57	Mineral Reserves assumes a $1,275/oz Au & $19/oz Ag
58	Mineral Reserves assumes $1,200/oz gold and $18.00/oz silver and a lower cut-off of $4.00/t
59	As of December 31, 2012

60	Mineral Reserves estimated using a $2.25/lb Cu, $1,000/oz Au, $16/oz Ag & $13.50/lb Mo
61	Mineral Reserves are estimated using $950 Au and $18.00 Ag; open pit cut-off at 3.4 g/t AuEq & underground cut-off at 6.2 g/t AuEq
62	As of December 31, 2013
63	Mineral Reserves assumes a gold price of $1,066/oz
64	As of June 30, 2014
65	Assumes a cut-off of 0.4 g/t for Garden Well, Moolart Well and Rosemont; 0.5 g/t for Erlistoun
66	Mineral Reserves based on A$1,400/oz
67	As of February 28, 2014; a further 21,000 oz gold was depleted from reserve between February 2014 and June 2014
68	Estimated at a 3.8 g/t gold cut-off using a gold price of A$1,450/oz
69	As of June 30, 2012
70	Cockburn Mineral Reserve 2012: A$1,350/oz & 0.50 g/t Au cut-off; Corboys Mineral Reserve 2010: A$1,300/oz & 0.91 g/t Au cut-off; Challenger Mineral Reserve 2012: A$1,250/oz & 0.84 g/t Au cut-off
71	As of December 31, 2013
72	Mineral Reserves are calculated at a 0.5 g/t Au cut-off using A$1,350/oz Au
73	As of June 30, 2014
74	Assumes a cut-off of 3.0 g/t using A$1,385/oz Au
75	As of June 30, 2014
76	Mineral Reserves based on A$1,400/oz Au
77	As of December 31, 2013
78	Mineral Reserves estimated using 0.18 g/t Au cut-off and ZAR 360,252/kg
79	Cut-off Au grades: Sabodala 0.4 g/t oxide & 0.5 g/t fresh; Niakifiri 0.35 g/t oxide & 0.5 g/t fresh; Gora 0.76 g/t; Masato, Golouma & Kerekounda; 0.4 g/t oxide & 0.50 g/t fresh
80	Gold Price assumptions: Sabodala $1,250/oz; Niakifiri $1,350/oz; Gora $1,200 oz, others $1250/oz
81	Mineral Reserves assumes $1,300/oz Au
82	Mineral Reserves assume $1,200/oz Au
83	As of June 30, 2014. Based on June 2013 Mineral Resource estimation allowing for material mined to 30 June 2014
84	Mineral Reserves estimated 0.6 g/t Au cut-off oxides; 0.5 g/t Au cut-off transitional; and 0.4 g/t Au cut-off fresh
85	As of December 31, 2013
86	The Mineral Reserves are planned for extraction using a pay limit that is based on a gold price of ZAR 410,000 / kg ($1,342.36/oz and ZAR 9.50:1 US$)
87	As of December 17, 2013
88	Mineral Reserves assumes a $1,250/oz gold price. Cut-off grades (COG) vary by pit: GG1 - 0.19 g/t; GG2 - 0.23 g/t; Kao - 0.32 g/t; Rambo - 0.20 g/t; Nami - 0.20 g/t
89	As of December 31, 2011
90	Mineral Reserves converted to 100% basis from La Mancha’s 45.9% attributable share
91	Mineral Reserves estimated at cut-offs between 0.8 and 2.0 g/t Au at $650/oz Au
92	As of October 2012
93	Mineral Reserves based on cut-off grade of 1 g/t AuEq and $1,058/oz Au & $16.60/oz Ag
94	Mineral Reserves assume a gold price of $1,250/oz and cut-off grade of 0.8g/t
95	Mineral Reserves as of June 30, 2014
96	Mineral Reserves calculated at a cut-off of 0.55 g/t Au based on $950/oz Au
97	As of December 31, 2010
98	Mineral Reserves estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
99	Mineral Reserve cut-off is based on direct cost, indirect cost, sustaining capital and impact of Gold Wheaton agreement
100	The cut-off grade used ranges from 0.2 to 0.3 troy ounces of palladium and platinum per ton for Stillwater Mine and is 0.2 troy ounces of palladium and platinum per ton for the East Boulder Mine
101	As of September 30, 2014 based on Lonmin plc disclosure
102	Mineral Reserves calculated from Lonmin plc 34.85% attributable interest
103	As of December 31, 2012
104	Mineral Reserves reported at a cut-off of 0.35% CuEq for Osborne open pit extension and 1.5% CuEq for Osborne underground and 1.4% CuEq for Kulthor underground where CuEq = Cu(%) + Au(g/t) *0.6
105	As of July 17, 2012
106	Mineral Reserves assumes $2.50/lb Cu, $15.00/lb Mo and $20/oz Ag
107	Mineral Reserve assumes $2.80/lb Cu, $13.70/lb Mo
108	As of December 31, 2010
109	Mineral Reserves reported above a cut-off of 2.93 recoverable lbs/ton Cu assuming $1,000/oz Au and $2.50/lb Cu
110	As of June 30, 2014
111	Mineral Reserves calculated at variable cut-off grade between 0.35% and 0.40 % Ni and >0.18% Ni recoverable
112	Mineral Reserve assumes a cut-off grade of 1.2% Ni
113	Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property
114	In accordance with certain provisions of the royalty agreement, Franco is not able to disclose Mineral Reserves and Mineral Resources for Gold Quarry
115	Mineral Resources are calculated using a gold price of $1,500/oz
116	Mineral Resources assumes a cut-off of 0.065 g/t payable gold grade (gold assay factored for recovery, royalty and net proceeds per mineral resource block)
117

Mineral Resources for Fire Creek assume $1,200/oz Au, $19/oz Ag; assumes 94% & 92% recovery respectively, mining loss of 5% and unplanned dilution of 10% and cut-off grade thickness of 1.126 oz/ton - feet

118	Mineral Resources for Midas assume $1,200/oz Au, $19/oz Ag; assumes 94% & 92% recovery respectively; as of August 31, 2014
119	Silver is converted into gold equivalent
120	Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property
121	Mineral Resources calculated using $1,300/oz Au
122	Mineral Resources reported at a cut-off of 0.12g/t Au for oxide & transition resources, and 0.24 g/t Au for non-oxide resources
123	Open pit sulfide mineral resources are reported at a cut-off grade of 0.75 g/t Au and open pit oxide mineral resources are reported at a cut-off grade of 0.45 g/t Au
124	As of September 10, 2014
125	As of November 21, 2013
126	Mineral Resources are estimated at a cut-off grade of 0.14 g/t Au.
127	Mineral Resources are contained within a Whittle pit shell, generated using a gold price of $1,300/oz Au.
128	As of June 2012 depleted to September 30, 2012
129	Mineral Resources reported based on a 0.15 oz/ton cut-off
130	Open pit Mineral Resource as of December 31, 2013; Underground Mineral Resource as of July 01, 2014

131	Mineral Resources assumes a 0.22 oz/ton gold cut-off (underground) and a 0.010 oz/ton gold cut-off (open pit)
132	As of December 31, 2010
133	Mineral Resources reported above a cut-off of 1.24 recoverable lbs Cu per ton assuming $1,000/oz Au and $2.50/lb Cu
134	Mineral Resources reported at gold price of $1,400/oz Au
135	Mineral Resources converted to 100% basis from Barrick’s 60% attributable share
136	Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property
137	Mineral Resources reported using $1,200/oz Au and Cdn/US$ exchange rate of 1.03
138	Mineral Resources estimated using a 0.2 g/t Au cut-off grade and are based on an elevated cut-off grade of 0.5 g/t Au for Detour Lake and 0.6 g/t Au for Block A
139	Mineral Resources estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 2.5 g/t
140	Mineral Resources estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 2.5 g/t
141	Mineral Resources estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 2.5 g/t
142	Mineral Resources for Taylor as at December 31, 2014 and a cut-off grade of 3.00 g/t
143	Mineral Resources for Aquarius are as of the 2012-2013 John Reddick Report & SRK Mining Study
144	Mineral Resources for Clavos Project JV represent 40%, as per the option agreement with Sage Gold calculated as of October 23, 2012 RPA Technical Report
145	As of December 31, 2010
146	Mineral Resources estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
147	Mineral Resources are calculated using $1,500 /oz Au
148	Indicated resources also includes measured resources per Goldcorp’s public disclosure
149	Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property
150	KLG Mineral Resource as of December 31, 2013; estimated at cut-off grades between 0.18-0.22 oz/ton and do not include Mineral Reserves
151	As of June 17, 2011 (Upper Canada and McBean); As of October 2011 (Amalgamated Kirkland)
152	Price & cut-offs: Upper Canada $1,200/oz (Pit 0.44 g/t; UG 2.4 g/t); McBean $900/oz (2.5 g/t); Amalgamated Kirkland $1,200/oz (2.0 g/t)
153	Mineral Resources at Timmins West Mine are based on a long-term gold price of $1,100/oz and a cut-off grade of 1.5 g/t
154	Mineral Resources at Gold River are based on a long-term gold price of $1,200/oz and a cut-off grade of 2.0 g/t as at March 18, 2014
155	Mineral Reserves and Mineral Resources converted to 100% basis from Yamana’s 50% interest
156	Mineral Resources estimated using $1,300/oz gold and cut-off grades ranging from 0.277 to 0.349 g/t Au and outside open pit shell
157	Valley of the Kings as of December 19, 2013; West Zone as of November 20, 2012
158	Mineral Resources estimated at a 5.0 g/t Aueq cut-off & 53:1 Ag:Au value ratio
159	As of July 4, 2014
160	Assumes: 0.5 g/t Au cut-off grade for open pit; 3.0 g/t Au cut-off grade for underground
161	As per press release June 25, 2013
162	Assumes a cut-off grade of 4.0 g/t based on $1,500/oz Au
163	As of September 5, 2012 for the FAT deposit and March 11, 2014 for the Walsh Lake deposit
164	Mineral Resources at FAT deposit assumes a cut-off of 0.83 g/t Au and at Walsh Lake deposit assume a cut-off grade of 0.60 g/t Au
165	As of August 1, 2011
166	Mineral Resources estimated at a cut-off grade of 0.2 g/t and a gold price of $1,500/oz
167	As of October 6, 2011
168	Mineral Resources assumes a cut-off grade of 0.50 g/t
169	As of August 12, 2014
170	Twin Lakes Deposit cut-off: pit constrained 0.7 g/t Au; underground constrained 4.0 g/t Au; Mid East and AZ Deposits unconstrained: 0.4 g/t Au
171	Assuming $1,092/oz Au
172	As of December 31, 2013
173	Open pit Mineral Resources are reported within a conceptual pit shell based on metal prices of $2.20/lb copper and $1,000/oz gold
174	Open pit Mineral Resources are reported at a cut-off grade of 0.2% copper; underground Mineral Resources are reported at a cut-off grade of 0.6% copper
175	Mineral Resources assume $1,350/oz Au and $22/oz Ag
176

Cut-off grade for Palmarejo deposit; open pit 1.35 g/t AuEq, underground 2.74 g/t AuEq; cut-off grade for Guadalupe deposit; open pit 1.87 g/t AuEq, underground 3.39 g/t AuEq; cut-off grade for Independencia deposit; 2.63 g/t AuEq

177

Mineral Resources assumes $1,300/oz gold and $20.00/oz silver and a cut-off of 0.1 g/t AuEq for open pit oxide and 0.3 g/t AuEq open pit sulphide resources, and 0.3-0.45 g/t AuEq for open pit direct processing

178	As of August 2012
179	Mineral Resource limited inside a pit shell defined by $2.60/lb Cu and cut-off grade of 0.15% Cu
180	Mineral Resources are estimated using a 1.0 g/t AuEq cut-off
181	Metal prices used were $12.50/oz Ag & $650/oz Au
182	As of December 31, 2013
183	Mineral Resources assumes a cut-off of 0.33 g/t
184	As of March 1, 2012
185	Mineral Resource assumes $1.50/lb Cu and a 0.30% Cu cut-off
186	As of October 30, 2012
187	Assumes a 0.3% CuEq cut-off for sulphides; 0.2 g/t gold cut-off for oxides
188	CuEq calculated using $2.00/lb Cu, $800/oz Au, $12.00/lb Mo
189	As of October 2008
190	Mineral Resource assumes 0.5 g/t Au cut-off on the Ojo de Agua deposit only
191	As of June 30, 2014
192	Moolart Well, Garden Well & Rosemont Mineral Resources are reported inclusive of ROM stockpiles at cut-off grade of 0.4 g/t
193	Mineral Resources based on A$2,000/oz
194	As of February 28, 2014
195	Estimated at a 2.0 g/t gold cut-off using a gold price of A$1,450
196	As of June 30, 2012
197	Admiral Hill Mineral Resources calculated at a 0.3 g/t Au cut-off
198	Castaway Mineral Resources calculated at a 0.5 g/t Au cut-off
199	As of September 08, 2014
200	Mineral Resources assume a cut-off of 0.5 g/t Au for potential open pit and 3.0 g/t Au for underground
201	As of June 30, 2012
202

Cockburn Mineral Resource as of 2011: A$2,000/oz pit shell; Corboys Mineral Resource as of 2010; Challenger Mineral Resource estimate as of 2012; Cockburn UG Mineral Resource as of 2011 beneath A$2,000/oz pit shell

203	Mineral Resources reported at an 0.5 g/t Au cut-off
204	As of December 31, 2013
205	Assumes a 0.4 g/t Au cut-off for open pit, 3.0 g/t Au cut-off for underground using A$1,800/oz Au gold price
206	As of July 24, 2014
207	Mineral Resources assumes a 0.5 g/t Au cut-off grade
208	As of June 30, 2014
209	No gold price or cut-off assumptions disclosed
210	Reported under JORC 2012 and JORC 2004
211	As of June 30, 2014
212	Mineral Resources assumes an open pit cut-off of 0.8 g/t Au and underground cut-off of 2.0 g/t Au
213	As of June 30, 2014
214	Mineral Resources based on A$1,400/oz Au
215	Wiluna / Matilda Mineral Resource as of November 20, 2014
216	Mineral Resource has been reported at a 0.75 g/t cut-off
217	As of December 31, 2013
218

Cut-off Au grades: Sabodala, Masato, Goluma, Kerekounda & Somigol other: 0.2 g/t oxide & 0.35 g/t fresh; Niakifiri 0.3 g/t oxide & 0.5 g/t fresh; Gora 0.5 g/t for oxide and fresh; Niakifiri West & Soukhoto 0.3 g/t for oxide and fresh; Diadiako is 0.2 g/t for oxide and fresh

219	Mineral Resources assume a gold price of $1,400/oz Au
220	Mineral Resources assume $1,400/oz Au
221	As of April 30, 2014
222	Mineral Resource estimated at a cut-off of 0.4 g/t
223	As of December 31, 2013
224	Mineral Resources must have a gold equivalent cut-off of 2.9 g/t, or a combined gold cut-off grade of 2.5 g/t with a Uranium fraction cut-off at 0.184kg/t
225	As of December 17 ,2013
226	Mineral Resource estimates were based on a gold price of $1,557/oz
227

Cut-off grades of 0.20 g/t Au for oxide material in all deposits, 0.22 g/t Au for transition material in all deposits and the sulphide material at Rambo and Nami, and at 0.5 g/t Au for the remaining sulphide material at GG1, GG2, Kao and North Kao.

228	As of December 31, 2013 - no breakout of Measured & Indicated
229	Mineral Resource for Agi Dagi are estimated using: $1,400/oz Au; $24.00/oz Ag; and 0.20 g/t Au cut-off
230	Mineral Resource for Camyurt are estimated using: $1,400/oz Au; $24.00/oz Ag; and 0.20 g/t Au cut-off
231	As of December 31, 2011
232	Mineral Resources converted to 100% basis from La Mancha’s 45.9% attributable share
233	As of October 2011
234	Mineral Resources assumes a cut-off grade of 1 g/t Au
235	Mineral Resources assumes a cut-off grade of 0.5 g/t
236	As of June 30, 2014
237	Mineral Resources calculated at a cut-off of 0.6 g/t Au
238	As of December 31, 2010
239	Mineral Resources estimated using $2.50/lb Cu, $7.00/lb Ni, $1,500/oz Pt, $400/oz Pd and $1,000/oz Au
240	As of September 30, 2014 based on Lonmin plc disclosure
241	Mineral Resources calculated from Lonmin plc 34.85% attributable interest
242	As of December 31, 2012
243	Mineral Resources reported at a cut-off of 0.5% CuEq for Osborne open pit and 1.2% CuEq for Osborne and Kulthor underground where CuEq = Cu(%) + Au(g/t) *0.6
244	As of July 17, 2012
245	Mineral Resource cut-off: Oxides 0.10% CuEq; Sulfide 0.15% CuEq; and mixed 0.3% CuEq (CuEq based on $2.50/lb Cu, $15/lb Mo & $20/oz Ag)
246	As of October 30, 2012
247	Assumes a 0.3% CuEq cut-off for sulphides; 0.2 g/t gold cut-off for oxides
248	CuEq calculated using $2.00/lb Cu, $800/oz Au, $12.00/lb Mo
249	As of December 31, 2010
250	Mineral Resources reported above a cut-off of 1.24 recoverable lbs/ton Cu assuming $1,000/oz Au and $2.50/lb Cu
251	As of December 13, 2013
252	Mineral Resource estimated using a cut-off of 0.3% CuEq where CuEq (%) = CuT (%) + 4.95 x Mo (%) where 4.95 represents the Mo/Cu price ratio
253	As of June 30, 2014
254	Mineral Resources calculated at variable a cut-off grade between 0.35% and 0.40 % Ni
255	Mineral Resource assumes a cut-off grade of 1.2% Ni

Gold Assets

Gold – United States

Goldstrike, Nevada

Franco-Nevada holds royalties covering the majority of the Goldstrike complex operated by Barrick. The Goldstrike complex is located on the Carlin Trend, about 60 km northwest of the town of Elko, Nevada. The Goldstrike complex includes the open-pit Betze-Post mine, as well as the underground operations of Meikle and Rodeo immediately to the north. Mining activity commenced on the property in 1976 and, since 1986, has been operated by Barrick.

Franco-Nevada holds NSR (2-4%) and NPI (2.4-6%) royalties at Goldstrike covering the majority of the reported Mineral Reserves and Mineral Resources. Included is low grade ore that has been stockpiled for later processing. The royalties vary depending on the claim blocks, as shown in the figure. As a result, royalty payments can vary substantially on a quarterly basis, depending on mine sequencing and waste stripping. The timing of capital investments can also impact the timing of the payment of profit royalties.

Goldstrike is a mature mining operation but remains one of Barrick’s five core mines. Franco-Nevada’s NPI and NSR royalties both saw an increase in GEOs received in 2014 compared to that of 2013 due to slightly increased overall production rates. These increases were partially offset by lower gold prices and capital spending attributed to thiosulfate circuit retrofitting (produced first gold in November 2014) relating to the NPI. The new thiosulfate processing method, which does not use cyanide, will enable Goldstrike to accelerate production from about 4 million stockpiled ounces. The new circuit is expected to process an average of 350,000 - 450,000 ounces of gold annually in its first full five years. There are risks that ramp-up of the thiosulfate circuit could be slower than anticipated which would impact production as there are risks with any new processing method. Barrick expects Goldstrike to produce 1.00 - 1.15 million ounces in 2015 at an all-in sustaining cost of $700 - 800 per ounce. The mine is anticipated to continue producing at the 1 million ounce level for the next three years (2015-2017) at all-in sustaining costs below $900 per ounce.

Gold Quarry, Nevada

The Gold Quarry operation is part of Newmont’s  Carlin operations in north-central Nevada. It is a large open-pit mine that has been in production since 1985 supplying ore as part of an integrated mining complex with different mines supplying variable ore types and grades to a variety of processing facilities situated throughout the complex. Newmont has significant milling and roasting processing infrastructure immediately east of the Gold Quarry pit. Newmont currently reports Mineral Reserves and production numbers by area and does not publicly quote separate Gold Quarry numbers.

Franco-Nevada’s royalty interest covers only a portion of the Gold Quarry property as shown in the schematic. The Gold Quarry royalty is a 7.29% NSR based on production or on different annual minimum royalty payment obligations tied to Mineral Reserves and stockpiles attributed to the Gold Quarry royalty property. In 2014, Franco-Nevada received 11,250 ounces based on the minimum royalty provisions and expects similar figures in 2015.

Marigold, Nevada

The Marigold mine is located approximately 64 km southeast of Winnemucca, Nevada on the Battle Mountain-Eureka Trend. The mine has been in continuous production since 1988 and is a large run-of-mine heap leach operation with several open-pits. Franco-Nevada has various royalties on the operation (1.75-5% NSR and 0.5-4% GR), as shown in the schematic, together covering almost all of the current Mineral Reserve base. Franco-Nevada’s original royalties were acquired in connection with its IPO and, in December 2009, additional royalties covering alternate sections were added. Each full section covers one square mile.

On April 4, 2014, Silver Standard Resources Inc. (“Silver Standard”) completed the acquisition of the Marigold mine from joint venture partners Goldcorp Inc. (“Goldcorp”) (66.7%) and Barrick (33.3%) for $275 million. Gold production attributed to Silver Standard for the nine months ending December 2014, totaled 129,615 ounces. Material mined during the late third quarter and in the fourth quarter was primarily from the higher grade lower benches of the Mackay Phase 1 pit, leading to increased ounces stacked on the leach pads through this period which should benefit production in 2015. Silver Standard estimates production for 2015 of 160,000 - 175,000 ounces.

In June 2014, Silver Standard initiated a program of infill and exploratory drilling at Marigold, which targeted the discovery of near-surface gold mineralization proximal to the open- pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. As of October 15, 2014, a total of 76 drillholes, for a total of 13,089 metres, had been drilled and assayed with encouraging results from roughly half of the holes with further holes planned based on the success.

Fire Creek/Midas, Nevada

In February 2014, Franco-Nevada assisted Klondex in the acquisition of the Midas mine and milling facility located in Nevada from Newmont. Franco-Nevada paid $35 million for a prepaid gold purchase arrangement for 38,250 ounces of gold to be delivered by December 31, 2018 and a 2.5% NSR royalty on the Fire Creek and Midas properties commencing in 2019. Under the terms of the agreement, prepaid gold purchase deliveries began in June 2014 and will be made at the end of each month until 38,250 ounces have been delivered. The annualized delivery schedule is: 7,500 ounces in 2015 and 8,000 ounces in each of 2016, 2017 and 2018.

Klondex purchased the Midas mill to provide it with processing capacity for its Fire Creek ores, which are located 180 km south (via highway and roadways) of Midas, while providing the option to potentially extend mine life at Midas. The Fire Creek property is located in north central Nevada, at the cross-section of the Northern Nevada Rift and the Battle Mountain Trend and is a high-grade epithermal gold deposit. The property consists of a combination of private fee land and U.S. Bureau of Land Management (“BLM”) land for a total area of approximately 45 km2 plus an area of interest in adjacent townships along strike with mineralization.

Midas was discovered and constructed by Franco-Nevada’s predecessor company prior to its combination with Newmont and has produced 2.2 million ounces of gold and 27 million ounces of silver over its 14 year mine life. Midas has remaining Mineral Resources with numerous targets for Mineral Resource expansion. The property position extends over private fee land and BLM land for a total area of 137 km2 with an area of interest surrounding the property.

Klondex produced 86,239 ounces of gold and 1.366 million ounces of silver in 2014 which exceeded budgeted ounces by over 25%. For 2015, Klondex expects to increase production by approximately 15% to 120,000 - 125,000 gold equivalent ounces. Klondex continues to actively explore the two properties to extend the mine life of these high grade, underground operations.

Bald Mountain, Nevada

The Bald Mountain mine lies within the Southern Ruby Mountains of northeastern Nevada, approximately 110 km southeast of Elko. Bald Mountain is operated by Barrick and ore is sourced from multiple open pits over an estimated 600 km2 property with processing at multiple conventional heap leaching facilities. Bald Mountain is the largest mine site by area in the U.S. It stretches 40 km north to south and 16 km east to west with the north and south areas being 19 km apart.

Franco-Nevada’s Bald Mountain royalties cover a significant portion of the Bald Mountain property. Franco-Nevada holds various revenue royalties on the property depending on the claim groups, ranging from 0.875% to 5% NSR/GR. A detailed map of our royalties is shown in the schematic. Barrick reported that 2014 production at Bald Mountain was 161,000 ounces of gold. For 2015, Barrick is forecasting production of 170,000 - 195,000 ounces of gold.

In early 2015, the BLM is expected to release a draft environmental impact statement on Barrick’s plan to expand the Bald Mountain mine. The proposed expansion to Bald Mountain’s north operations would increase the area from 38 km2 to 55 km2 and add four new heap leach pads. The south operations expansion would increase the disturbance area from 4 km2 to 14 km2. The project would also install an electric transmission line and build a road linking the two mining areas. Bald Mountain is expected to be a long-term and stable producer for Franco-Nevada.

Mesquite, California

Mesquite is a gold operation located in south-east California, approximately 70 km northwest of Yuma, Arizona and 230 km east of San Diego, California. The mine is an open-pit, run-of-mine, heap leach operation. It was originally started in 1986 and then re-started in January 2008 by Western Goldfields Inc., a predecessor company of New Gold Inc. (“New Gold”). Franco-Nevada holds royalties on the entire Mesquite mine property that range from a 0.5% to a 2% NSR, depending on the claim block, as shown on the schematic.

New Gold reported 2014 production of 106,670 ounces of gold, essentially unchanged from 2013. Mesquite placed a large number of ounces on the leach pad towards the end of 2014 which should positively impact production in early in 2015. New Gold estimates production of 110,000 - 120,000 ounces of gold in 2015. In 2016 and 2017, Mesquite is expected to produce an average of approximately 150,000 ounces of gold per year driven by the combination of increases in ore tonnes placed on the leach pad and higher grade mining.

Stibnite Gold (Golden Meadows), Idaho

In May 2013, Midas Gold agreed to sell to Franco-Nevada a newly created 1.7% NSR on the future gold production from Midas Gold’s Stibnite project (formerly known as Golden Meadows) in Idaho for $15.0 million. The agreement is subject to an option by Midas Gold to re-acquire one-third of the royalty for $9.0 million which expires on May 9, 2016. As part of the transaction, Franco-Nevada also subscribed for 2 million Midas Gold common share purchase warrants having an exercise price of C$1.23 per warrant and a ten year term.

The Stibnite project is located near the historic mining town of Stibnite, Idaho, about 153 km northeast of Boise, Idaho and is one of the highest grade open-pit deposits in the U.S. Midas Gold has consolidated 107 km2 of unpatented and patented claims. The major known deposits are located principally within patented federal lode claims. The Hangar Flats, Yellow Pine and West End deposits were the site of past mining activity, which occurred intermittently from 1925 through 1997.

On December 15, 2014, Midas Gold announced the results of an independent pre-feasibility study on the Stibnite project. The study envisages three open-pit mines along with the retreatment of historical tailings supplying a common processing plant. The Stibnite project is expected to have a 12 year mine life with annual gold production of 337,000 ounces per year.

Gold – Canada

Detour Lake, Ontario

Franco-Nevada has a 2% NSR royalty that covers all reported Mineral Resources at the Detour Lake mine. The royalty covers an area of 140 km2 of the Abitibi greenstone belt located 185 km northeast of Cochrane, Ontario. Placer Dome Inc. operated a mine on the property from 1983 through 1999 during which time approximately 1.8 million ounces of gold are estimated to have been produced.

Detour Gold Corporation (“Detour”) constructed the current mine from 2010 to 2013 and is the current operator. The Detour Lake mine produced 232,287 ounces of gold in 2013 which was a partial year of production. In 2014, production was 456,634 ounces of gold. For 2015, Detour expects to produce between 475,000 - 525,000 ounces.

Detour has initiated a review of its life of mine plan last updated in February 2014 which estimated production of approximately 660,000 ounces of gold over a 21 year mine life. The review will evaluate whether Block A (consolidated with the purchase by Detour of Trade Winds Ventures Inc.) should be included as a Mineral Reserve and be incorporated into the life of mine plan as a second pit feed source. In 2013, Franco-Nevada added to its portfolio the 1.0% NSR (subject to a 0.5% buy-back) on the Gowest royalty property to the west.

Golden Highway, Ontario

Franco-Nevada has multiple NSR royalties ranging from 0.25 to 15% over the Destor-Porcupine mineral trend just east of Timmins, Ontario spread over more than 120 km. Highway 101 that parallels this trend is referred to as the “Golden Highway” and therefore Franco-Nevada has grouped together several producing royalties and development projects under this one title. Most of the properties are owned and operated by St Andrew Goldfields Ltd. (“St Andrew”) and ore is processed through a central milling complex. The key properties include:

Holt:  The Holt mine is St Andrew’s main producing asset accounting for 69% of 2014 production and includes the Holt mill complex. Franco-Nevada has a sliding scale NSR royalty beginning at 2% when the gold price is less than or equal to $500/ounce and increasing in 1% increments for each $100/ounce increase in the gold price, to a maximum of 10%. St Andrew re-started operations at the Holt mine in 2011. Holt produced 62,633 ounces of gold in 2014. For 2015, St Andrew expects to produce a combined 85,000 - 95,000 ounces of gold from its Holt and Holloway mines (described below).

Holloway:  The Holloway mine, restarted in 2009, is located immediately north of the Holt property with ore processed at the Holt mill. Franco-Nevada has a sliding scale NSR royalty of 2% if the price of gold is less than $800/ounce, increasing by 1% for every $100/ounce increase in the price of gold, up to a maximum of 15%. Holloway produced 23,780 ounces of gold in 2014.

Hislop:  The Hislop mine is located approximately 50 km to the west of the Holt mill where its ore is processed. Franco-Nevada has a 4% NSR royalty on the Hislop property which includes minimum royalty payment commitments. The open-pit Mineral Reserve for the Hislop open-pit was fully depleted in the second quarter of 2014 with processing of the remaining ore stockpile completed in the third quarter of 2014.

Taylor/other exploration:  The Taylor project (1% NSR) is St Andrew’s most advanced development asset. Results from the second bulk sample at Taylor exceeded St Andrew’s expectation and a positive construction decision for the project was announced on February 12, 2015. It is anticipated that commercial production could commence at Taylor in the fourth quarter of 2015 with attributable production of 10,000 - 15,000 ounces of gold. St Andrew is also targeting mineralization at the Holt Deep Zone 4 (down dip and west of the current workings) as well as areas in close proximity to Holloway. At Hislop, drilling on the northern boundary has indicated that Primero Gold Corporation’s Grey Fox discovery may continue onto the Hislop claims. There is also potential at the Aquarius deposit west of Taylor.

Sudbury (Gold), Ontario

Please refer to “PGM Assets — Sudbury (PGM), Ontario” for an asset description.

Musselwhite, Ontario

Franco-Nevada has a 5% NPI royalty that covers all of the original leased lands at Goldcorp’s Musselwhite operation. The area is estimated to cover 120 km2 in northwestern Ontario, 480 km north of Thunder Bay. The royalty also covers an area of interest surrounding the property as shown in the schematic. The mine is a fly-in/fly-out underground operation which began operating in April 1997 and has produced over 3.0 million ounces of gold.

Franco-Nevada received its first payment under the NPI royalty in 2011 as the mine had then recovered all historical capital and operational costs. In 2014, Musselwhite produced 278,300 ounces of gold which exceeded its original production guidance of 230,000 - 240,000 ounces. For 2015, Goldcorp anticipates production between 250,000 - 270,000 ounces.

Goldcorp continues to actively explore with several targets identified. The current focus is on the West Limb discovery. An access drift to provide closer drilling platforms for West Limb exploration is continuing with completion expected by the third quarter of 2015.

Hemlo, Ontario

The Hemlo gold camp has been producing gold for over 25 years and is located just off the Trans-Canada highway near Marathon, Ontario. Barrick is the operator and manages both the open-pit and underground operations. Franco-Nevada has both a 3% NSR royalty and a 50% NPI royalty on a portion of the western down-dip underground extension of the Hemlo ore-body as shown in the longitudinal schematic.

Initial mining on the royalty property began in late 2008, but revenues were limited to the 3% NSR royalty. The 50% NPI portion of the royalty began paying in third quarter of 2012 after the upfront capital costs had been recovered by Barrick. In 2014, Hemlo generated $7.4 million in NPI payments. NPI payments are highly dependent on the timing of capital spending as well as the prevailing gold price and thus fluctuate on a yearly basis.

Hemlo produced 206,000 ounces of gold in 2014, relatively unchanged from both 2013 and 2012, at all-in sustaining costs of $1,059 per ounce. In 2015, gold production is expected to be 200,000 - 225,000 ounces at all-in sustaining costs of $940 - $980 per ounce. The decreased guidance for all-in sustaining costs could benefit the NPI royalty.

Kirkland Lake, Ontario

Franco-Nevada has various royalties covering approximately 170 km2 of the Larder Lake and Main Breaks in the historic Kirkland Lake gold camp of Ontario. KLG has the main interests in the area and operates the Macassa mine which includes production from the Main/’04 Break and the high-grade South Mine Complex (“SMC”).

Franco-Nevada’s royalty interests with KLG include:

•                  An overlying 2.5% NSR on all of KLG’s properties (including the Macassa mine) which was acquired in 2013 for $50 million

•                  An underlying 20% profit-based royalty immediately to the south-west of the SMC as shown in the inset of the schematic

•                  An underlying 2-3% NSR royalty on claims that KLG purchased from Queenston Mining Inc. in July 2012

KLG continues to actively explore as well as advance development at its SMC. KLG is currently ramping down to deeper levels of the SMC where grades are expected to improve which could increase production to 160,000 - 180,000 ounces of gold in fiscal 2017 versus the 140,000 - 155,000 ounces expected in fiscal 2015. Given the land position and historic mining in the area, KLG has also been reporting significant higher grade intersections closer to surface. Franco-Nevada believes that there will be continued exploration success on its royalty lands.

Franco-Nevada also has a 2% NSR royalty covering the majority of claims held in the Kirkland Lake gold camp by Yamana and Agnico Eagle Mines Limited (“Agnico Eagle”) from their acquisition of Osisko Mining Corporation (“Osisko”) in April 2014. Franco-Nevada’s royalties cover the Upper Canada, Anoki-McBean and Canadian Kirkland deposits.

Timmins West, Ontario

Franco-Nevada acquired a 2.25% NSR royalty on Lake Shore’s Timmins West property in February 2012. The royalty covers a large land package of approximately 130 km2 to the west of the City of Timmins, Ontario which hosts the Timmins and Thunder Creek deposits as well as the Gold River Trend and 144 exploration zones to the south.

With the completion of its mill expansion in 2013, Lake Shore had record production in 2014 including Timmins West which produced 142,000 ounces of gold eclipsing its target of greater than 130,000 ounces. For 2015, Lake Shore expects to produce between 170,000 - 180,000 ounces with the bulk of production expected to come from Timmins West.

Lake Shore’s exploration focus is on the Gold River Trend and the 144 Zone which includes the 144 GAP Zone discovered in October 2014. Recent drilling has positioned the 144 GAP Zone much closer to the Thunder Creek infrastructure than previous targets allowing for the potential for near term Mineral Resource additions. The Gold River deposit has a small Indicated Resource. The project also has an Inferred Resource of over 1.0 million ounces (5.3 Mt @ 6.06 g/t).

Canadian Malartic, Quebec

In June 2011, Franco-Nevada purchased a 1.5% gross royalty on part of the Canadian Malartic gold project. The project is located in Quebec’s Abitibi mining district and is one of Canada’s largest new gold mines having achieved commercial production in May 2011. The royalty covers seven claims on the property including the central portion of the open-pit as shown in the schematic which equates to approximately 3 km2. Royalty payments are expected to fluctuate annually based on the location of mining relative to the royalty property.

In April 2014, Yamana and Agnico Eagle announced a friendly acquisition of Osisko which had built and operated the Canadian Malartic mine. Yamana and Agnico Eagle are now 50/50 joint operators of the Canadian Malartic mine.

Agnico Eagle expects consolidated production of 560,000 ounces of gold from Canadian Malartic in 2015 increasing to 580,000 ounces in 2016 once design throughput of 55,000 tonnes per day is reached mid-year 2015. As of March 2014, the mine life was estimated at 14.2 years based on existing Mineral Reserves with estimated annual production of 597,000 ounces.

Brucejack, British Columbia

In May 2013, Franco-Nevada purchased an existing 1.2% NSR royalty covering Pretium Resources Inc.’s (“Pretium”) Brucejack gold project in northwestern British Columbia. The project includes two principal deposits, the Valley of the Kings and the West Zone, both of which continue to offer exploration potential. The NSR becomes payable after 500,000 ounces of gold have been produced.

In June 2014, Pretium published an updated Feasibility Study for the project. The study envisions a mine producing approximately 400,000 ounces of gold annually over an 18 year mine life. Total gold produced over the life of mine is estimated to be 7.27 million ounces. Pretium is currently in the permitting stages and expects to receive a favourable opinion during the first half of 2015. Assuming permits are in place, Pretium expects to make a formal construction decision and is targeting commercial production in 2017.

Hardrock, Ontario

As part of its acquisition of a portfolio of approximately 20 royalties from Barrick in November 2013, Franco-Nevada has a 3% NSR on production from the Hardrock property that is being advanced by Premier Gold Mines Limited (“Premier”). The Hardrock property is part of Premier’s larger Trans-Canada project with Hardrock representing the core project. The district has historic production of 4 million ounces of gold and is host to multiple gold deposits.

In February 2015, Premier and Centerra Gold Inc. (“Centerra”) announced plans to form a 50/50 partnership for the development of the Trans-Canada project including Hardrock. Centerra will contribute up to C$300 million in cash to the partnership consisting of: 1) an initial contribution of C$85 million upon closing, 2) capital contributions in the aggregate amount of C$185 million for completion of a technical and economic feasibility study, and 3) an additional contingent capital contribution not to exceed C$30 million based on the results of an updated Mineral Resource calculation while Premier will contribute all property, assets and rights it holds in respect of the Trans-Canada project. In January 2014, Premier projected a potential mine life of 15 years with estimated annual production of 200,000 ounces per year which is expected to be updated in 2015.

Gold – Latin America

Candelaria, Chile

In November 2014, Franco-Nevada acquired a gold & silver stream on production from the Candelaria project in Chile. Lundin is the operator of the project and owns 80% of the asset with the balance owned by Sumitomo Corporation and its affiliates (“Sumitomo”). Franco-Nevada provided an up-front deposit of $648 million to acquire the gold & silver stream from what is primarily a copper mine. Franco-Nevada also participated in Lundin’s subscription receipts offering for C$25 million. The transaction is the first material instance of a royalty/streaming company partnering with an operating company to purchase a producing asset.

The Candelaria project is an established mining operation which began contributing to Franco-Nevada’s revenues and cash flows immediately on closing. The stream covers 68% of the payable gold and silver from 100% of the mine which is expected to average 60,000 - 70,000 attributable GEOs to Franco-Nevada per year over the next five years (2015-2019) with 2015 expected to be a stronger than average year. The stream reduces to 40% after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada. Franco-Nevada will pay an ongoing price of $400 per ounce of gold and $4.00 per ounce of silver for each ounce delivered under the stream. This price will escalate by 1% per annum following the third anniversary of the closing.

The stream covers the current property position of approximately 150 km2. An additional defined area of interest effectively doubles the property position. Should Lundin acquire properties located within the area of interest, Franco-Nevada has the option to purchase a gold and silver stream which will apply to the additional ore from such properties. The Candelaria project deposit was discovered in 1987 and the open-pit has been in operation since 1993. The operation also includes the Candelaria Norte, Santos and Alcaparrosa underground mines. Mineral Resource additions based on recent exploration may extend the life of the asset beyond its current mine life.

Please see the section headed “Technical Reports — Candelaria Mining and Technical Information” for further information in respect of the Candelaria project.

Palmarejo, Mexico

In January 2009, Franco-Nevada acquired a 50% gold stream on the Palmarejo gold and silver operation located in Chihuahua Province, Mexico which is owned and operated by Coeur. In exchange for the gold payments, Franco-Nevada makes ongoing payments equal to the lesser of $412 per ounce of payable gold (subject to 1% annual inflation each calendar year) and the then prevailing spot price for gold. As part of the agreement, Franco-Nevada receives a minimum delivery of 50,000 ounces per year until 400,000 ounces have been delivered. Once the 400,000 ounce threshold is met, Franco-Nevada receives 50% of gold produced which would not be subject to minimums.

In order to extend the life of the Palmarejo operation, in June 2014, Franco-Nevada and Coeur agreed to terminate the existing agreement once the minimum obligation of 400,000 ounces is met. This is expected to occur in mid-2016. Franco-Nevada and Coeur entered into a new agreement on the Palmarejo operation to help fund development of the Guadalupe deposit to the south-east. Franco-Nevada has agreed to contribute $22 million toward the capital required to develop Guadalupe as well as make ongoing payments equal to the lesser of $800 per ounce of payable gold (no inflation provision) and the then prevailing spot price for gold in exchange for 50% of the gold production. Franco-Nevada believes the restructured transaction improves mine economics for Coeur and extends the mine life of the entire Palmarejo operation.

The gold stream applies to an extensive land position totaling over 1,200 km2 with multiple prospects at the Palmarejo operation. In December 2014, Coeur announced plans to acquire Paramount Gold and Silver Corp. which owns the San Miguel project immediately east of the Palmarejo property. While the San Miguel project is not subject to the Franco-Nevada stream, ore from the project will likely be processed through the Palmarejo mill, further improving the overall economics of the project by utilizing the existing infrastructure. Also, in December 2014, Coeur announced a maiden Mineral Resource on its Independencia vein which is covered by the stream agreements.

Cerro San Pedro, Mexico

Franco-Nevada has a 1.95% GR that covers most of the known mineralization on the Cerro San Pedro project operated by New Gold. Cerro San Pedro is located in the San Luis Potosi mining district of central Mexico. The project is a gold-silver, open-pit, run-of-mine heap leach operation and consists of 36 mining and exploration concessions totaling 78 km2.

In 2014, Cerro San Pedro produced 69,800 ounces of gold and 1.1 million ounces of silver. Production in 2014 was below that of 2013 due to a combination of lower ore tonnes placed on the leach pad and lower grade. New Gold is targeting 2015 production of 90,000 - 100,000 ounces of gold and 1.75-1.95 million ounces of silver.

Based on the current mine plan, 2015 is expected to be the final year of active mining at Cerro San Pedro followed by a transition into residual leaching. Gold production from residual leaching in 2016 is expected to be approximately 30% of the targeted 2015 production, with 2017 expected to be 30% of 2016 production.

Cobre Panama, Panama

In August 2012, Franco-Nevada entered into an agreement with a predecessor company to First Quantum for a precious metals stream on the Cobre Panama copper project in Panama. Cobre Panama is one of the world’s largest copper-gold-silver porphyry deposits currently being constructed. The concession covers an area of 136 km2. Under the terms of the precious metals purchase agreement, Franco-Nevada will provide a maximum of $1 billion deposit pro-rata on a 1:3 ratio of First Quantum’s share of the capital costs (First Quantum owns 80% of the project) commencing after First Quantum’s funding reaches $1 billion. Franco-Nevada had not commenced contributing to the project at year end 2014. Franco-Nevada expects to start contributing once discussed changes to the reporting requirements and future financial flexibility have been finalized and documented.

The amount of precious metals deliverable under the precious metals purchase agreement is indexed to the copper in concentrate produced from the entire project and approximates 86% of the expected payable precious metals attributable to First Quantum. Beyond the initial contemplated mine life, the precious metals deliverable under the agreement will be based on a fixed percentage of the precious metals in concentrate.

First Quantum updated the mine plan in January 2014 to have an initial installed capacity of 70 million tonnes per annum with first concentrate production expected in the fourth quarter 2017. The new plan envisions a 34 year mine life with potential for further expansion.

First Quantum reported in February 2015 that detailed design and engineering continued in accordance with the schedule during 2014 with the port area/power station being approximately 90% complete, the process plant being approximately 45% complete and the tailings dam being 18% complete. The final coast road alignment and coast road bridges are nearing completion. First Quantum has reduced its planned capital expenditures for Cobre Panama in 2015 to $600 million, but First Quantum does not expect the planned reduction in capital expenditure to compromise the project’s progress.

Please see the section headed “Three-Year History — 2012 — Material Transaction and Developments — Acquisition of Cobre Panama Precious Metals Stream” for further information in respect of Cobre Panama.

Cerro Moro, Argentina

In March 2014, Franco-Nevada entered into an agreement to acquire a 2% NSR on the Cerro Moro project currently being advanced by Yamana. Cerro Moro is located in the Santa Cruz Province of Argentina. Cerro Moro is an advanced high grade gold-silver exploration project which Yamana acquired through its purchase of Extorre Gold Mines Ltd. in August 2012. The royalty is estimated to cover 160 km2 of the property and all current Mineral Resources.

In February 2015, Yamana announced a formal decision to proceed with the construction of the Cerro Moro project. The current plan includes constructing a 1,000 tonne per day plant producing an average of 102,000 ounces of gold and 5 million ounces of silver per year. Production estimates consider only current Mineral Reserves and not the benefit of expected additions from exploration and new discoveries. Production is expected to begin in the second half of 2017.

Gold – Rest of World

MWS, South Africa

Franco-Nevada, as a result of its acquisition of Gold Wheaton Gold Corp. (“Gold Wheaton”) in March 2011, receives 25% of gold produced from the Mine Waste Solutions (“MWS”) project. MWS is a gold and uranium tailings recovery operation located near Stilfontein, approximately 160 km west of Johannesburg, South Africa. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011. It also includes a modern tailings storage facility approximately 15 km from the gold plant. Franco-Nevada makes ongoing payments equal to the lesser of $412/ounce of payable gold (subject to a 1% annual inflation that commenced December 2012) and the then prevailing spot price for gold.

AngloGold Ashanti purchased the operation from First Uranium Corporation in July 2012. As part of the AngloGold Ashanti purchase, Franco-Nevada amended the agreement and is now entitled to receive 25% of all the gold produced through the MWS plant including treatment of AngloGold Ashanti’s tailings until Franco-Nevada has received 312,500 ounces of gold, starting on January 1, 2012 (the prior agreement had no production cap). In 2014, Franco-Nevada received 24,105 ounces of gold and at December 31, 2014 had received 69,436 ounces of the 312,500 ounce cap since the amendment of the agreement.

AngloGold Ashanti continues to pursue the commissioning of a uranium processing plant with completion expected early in 2015. The addition of the uranium plant should boost gold recoveries slightly increasing yearly attributable production to Franco-Nevada. Franco-Nevada expects slightly higher gold deliveries from MWS in 2015.

Sabodala, Senegal

In December 2013, Franco-Nevada provided Teranga with $135 million to fund the acquisition by Teranga of the remaining interests of the Oromin Joint Venture (“OJVG”). The OJVG owned the adjacent property which hosts several deposits representing future ore sources for Teranga’s neighbouring Sabodala mill. With the acquisition, Teranga now controls a sizable land package of 1,055 km2 which includes much of a 70 km strike length along a prospective greenstone belt.

Under terms of the agreement between Franco-Nevada and Teranga, Teranga will deliver 22,500 ounces of gold annually over the first six years of the agreement. Following delivery of 135,000 ounces of gold, Franco-Nevada will receive 6% of gold production that is sourced from either the Sabodala or OJVG properties. Franco-Nevada will make ongoing payments for each ounce of gold delivered equal to 20% of the spot gold price.

The combination of Sabodala and the OJVG satellite deposits is expected to allow Teranga to reach its Phase I growth objective of 250,000 - 350,000 ounces (200,000 - 230,000 ounces in 2015) of annual gold production leveraging off of its existing mill and infrastructure. Longer term, Teranga is contemplating further production expansions. During the fourth quarter of 2014, Teranga began a multi-year Mineral Reserve development and exploration program at Sabodala with a goal of converting some of its Mineral Resources to Mineral Reserves in addition to expanding the Mineral Resources.

Subika, Ghana

Franco-Nevada has a 2% NSR royalty which covers a 78 km2 area over the Subika deposit at the southern end of Newmont’s Ahafo project in Ghana (shown in the schematic). Franco-Nevada’s royalty is believed to cover most, if not all, of the Subika open-pit as well as a majority of the Subika underground mineralization identified to date. The royalty first became payable to Franco-Nevada in third quarter of 2012.

Ahafo produced 442,000 ounces of gold in 2014 compared to 570,000 ounces in 2013. The year over year decrease was due to lower grades and a higher strip ratio. Newmont anticipates further production reductions at Ahafo in 2015 with forecasted production between 300,000 - 330,000 ounces and potential for further declines by 2017 with continued decrease in grade.

Newmont is currently studying expansion opportunities for the Ahafo project. Newmont continues to list the Ahafo Mill expansion and development of the Subika underground as its key development projects. A decision to proceed with the mill expansion is expected in the second half of 2015 which could add production of 100,000 - 125,000 ounces of gold (first five year average) starting sometime in 2017. Newmont has previously stated that a decision on the Subika underground project would occur either in late 2015 or early 2016. The Subika underground development would improve overall grade and add about 150,000 - 200,000 ounces of gold to annual production.

Tasiast, Mauritania

Franco-Nevada has a 2% NSR royalty on the Tasiast project operated by Kinross Gold Corporation (“Kinross”). Franco-Nevada’s royalty first became payable in third quarter of 2011. Kinross acquired control of Tasiast in September 2010 pursuant to its acquisition of Red Back Mining Inc. The royalty originally covered three large permit areas in Mauritania, West Africa of which the most prominent is Tasiast with a currently reported mining license area of 312 km2 and a total exploration license area of 3,118 km2.

In 2014, Tasiast produced a record 260,485 ounces of gold compared to 247,818 ounces produced in 2013. For 2015, Kinross is expecting lower production from Tasiast due to reduced production from the dump leach.

Kinross released its expansion feasibility study for Tasiast in March 2014. The study is based on replacing the existing 8,000 tonnes per day mill with a new 38,000 tonnes per day mill with average expected production of approximately 848,000 gold ounces a year for the first five years, with a forecast cumulative production of 9 million ounces through 2029. The study included an updated Mineral Reserve estimate which increased by nearly 50% to 9.6 million ounces (175.5 Mt @ 1.71 g/t). In February 2015, Kinross announced that it will not proceed with the expansion at the present time citing the prevailing gold price.

Duketon, Western Australia

Franco-Nevada has a 2% NSR royalty that covers 2,678 km2 of the Duketon gold project in Western Australia. The project is operated by Regis Resources Ltd. (“Regis”) and includes three operating mines and seven other deposits at various stages of development. The royalty covers all known Mineral Reserves and Mineral Resources, except for a portion of the Erlistoun Deposit.

Moolart Well:  This deposit has been in production since August 2010 and has a 2.8 million tonnes per annum plant. Regis reported calendar 2014 production of 110,933 ounces of gold and has forecasted fiscal 2015 (July 2014-June 2015) production of 95,000 - 105,000 ounces.

Garden Well:  Garden Well has been in production since September 2012 and has a 5 million tonnes per annum plant. Regis reported calendar 2014 gold production of 111,253 ounces of gold and estimates fiscal 2015 production of 145,000 - 165,000 ounces.

Rosemont:  Regis completed Stage 2 expansion of the crushing, grinding and pumping operation at the Rosemont project site in June 2014, increasing capacity to 2 million tonnes per annum. Milled ore is piped 10 km in a slurry form for leaching at Garden Well. Regis reported calendar 2014 production of 75,317 ounces of gold from Rosemont and expects fiscal 2015 production of 65,000 - 85,000 ounces.

Erlistoun:  Regis has announced that it was able to re-optimize the study at Erlistoun to reflect the shorter haulage distance to Garden Well which is 7 km away rather than trucking the ore to Moolart Well which is 45 km away. Regis has estimated that 89% of Erlistoun Mineral Reserves are covered by Franco-Nevada’s royalty.

On February 20, 2014, Regis announced that a major rainfall resulted in extensive flooding at Duketon. Moolart Well was not affected but production at Garden Well and Rosemont were impacted in the first half of 2014. Process plants were fed from stockpiles while remediation work was completed and regular mining and processing schedules resumed near the beginning of the third quarter of 2014. With an extensive land position, Regis continues to actively explore and is active at Moolart Well, Erlistoun and Dogbolter (located 12 km south of Moolart Well).

Edikan, Ghana

In 2011, Franco-Nevada acquired an effective 1.5% NSR royalty on Perseus’ Edikan gold mine in Ghana. Perseus has 650 km2 of tenements centered on the Ashanti Gold Belt including two mining leases of approximately 119 km2 that are the focus of initial production. The property is located in close proximity to AngloGold Ashanti’s large Obuasi mine.

Perseus expects to provide an updated life of mine plan in early 2015 which includes new contract mining agreements that it expects will result in decreased unit costs. Perseus has provided production guidance for the first six months of 2015 of 100,000 - 110,000 ounces of gold.

Cooke 4, South Africa

Cooke 4, which was formerly known as the Western Areas Gold Mine or Ezulwini, is one of four underground mines operated by Sibanye Gold Limited (“Sibanye”) located near the Town of Westonaria approximately 40 km west of Johannesburg, South Africa. The Cooke gold operations have been reconfigured to take advantage of the Ezulwini uranium plant and produce uranium as a by-product.

Franco-Nevada, as a result of its acquisition of Gold Wheaton, receives 7% of the gold produced from the Cooke 4 mine and makes ongoing payments equal to the lesser of $408/ounce of payable gold (subject to 1% inflation per annum that commenced in December 2013) and the then prevailing market price of gold.

Gold One International Limited (“Gold One”) purchased the operation from First Uranium Corporation in 2012 followed by Sibanye purchasing all of Gold One’s West Rand assets in May 2014 which included Cooke 4. The Cooke 4 operation is contiguous to Sibanye’s Cooke Underground and Randfontein Surface operations and allows for the sharing of services between Cooke 4 and the Cooke 1-3 facilities. Cooke 4 is also contiguous to the South Deep operation of Goldfields Limited to the south.

Cooke 4 steadily increased its quarterly output through 2014 producing approximately 60,000 ounces from royalty ground for the year which is expected to increase slightly in 2015.

Karma, Burkina Faso

In August 2014, Franco-Nevada committed to provide True Gold with up to $90 million in stream financing to assist in funding the construction of True Gold’s Karma project in Burkina Faso, West Africa. Franco-Nevada’s minimum commitment is $75 million and True Gold has an option until January 2016 for an additional $15 million. Unique to the transaction and an industry first was that Franco-Nevada partnered with another royalty/streaming company, Sandstorm, which has committed an additional $25 million with an option for an additional $5 million of financing.

Under the terms of the agreement, True Gold will deliver to Franco-Nevada 15,000 ounces of gold per year beginning March 31, 2016 and until 75,000 ounces have been paid. Once reached, True Gold shall then deliver an amount of refined gold equal to 4.875% of the equivalent amount of gold produced at Karma over the life of the mine in exchange for ongoing payments equal to 20% of the prevailing spot price of gold.

The agreement covers all of the concessions within the 856 km2 Karma project and also includes a defined area of interest of 5 km surrounding the borders of the Karma project. According to the feasibility study announced by True Gold on December 17, 2013, True Gold expects to produce on average 97,000 ounces of gold per year over an initial 8.5 year mine life.

Burkina Faso has been impacted by periods of civil unrest in late 2014 that resulted in the resignation of President Blasie Compaore, ending his 27-year stay in office. Demonstrations were also held at the Karma site which resulted in damage to some equipment as well as an expected temporary stoppage in construction in January 2015. Franco-Nevada remains supportive of True Gold’s efforts to build their relationship with the community and develop the Karma mine which can provide benefits for all stakeholders over the long term.

Henty, Tasmania

Franco-Nevada holds either a 1% - 10% gross royalty on the Henty Gold Mine located in northwest Tasmania operated by Unity Mining Limited (“Unity”). All current production as well as all Mineral Reserves and Mineral Resources are on property subject to Franco-Nevada’s royalties which cover 15 km2.

Henty is an underground gold mine that has been in continuous production since 1996. Historical production now totals approximately 1.3 million ounces. Revenues to Franco-Nevada have decreased in recent years due to the decreased share of production from the claims subject to the 10% royalty. In 2014, 43,435 ounces of gold were produced, substantially all from 1% royalty ground. In July 2014, Unity announced that Henty will transition to care and maintenance in late 2015.

As part of its acquisition of a portfolio of approximately 20 royalties from Barrick and effective July 1, 2013, Franco-Nevada acquired a production payment royalty of A$10-40/ounce of gold, covering the Henty Gold Mine tenements, but excluding the core areas of underground development. The production payment royalty is capped at A$22 million and expires on July 10, 2019 with A$200,000 of historic production payments to date. During 2014 there was no production at Henty subject to this production payment royalty.

PGM Assets

Sudbury (PGM), Ontario

Franco-Nevada acquired three precious metals streams in the Sudbury basin of Ontario with its acquisition of Gold Wheaton on March 14, 2011. Franco-Nevada is entitled to purchase 50% of the precious metals contained in ore produced from the footwall portions of three separate mines and makes ongoing payments equal to the lesser of $416/ounce of payable gold (subject to an inflation adjustment of 1% per year which commenced July 2011) and the then prevailing spot price for gold. At the time of acquisition by Franco-Nevada, the mines were operated by Quadra FNX Mining Ltd. (“Quadra FNX”) which was acquired by KGHM International Ltd. (“KGHM”) in March 2012.

The three mines are the Levack (Morrison deposit), Podolsky and McCreedy West mines. The footwall deposits are primarily rich in palladium followed by platinum and gold. The PGM revenues are reported separately from the gold revenues. KGHM does not have processing facilities in Sudbury and sells the ore to third parties for processing. The stream is calculated based on contained precious metals in the delivered ore rather than payable metals as is common in many royalty and stream arrangements.

Levack (Morrison deposit):  The stream agreement applies to the Levack (Morrison deposit) which has been in production since 2007 and is the main source of revenue from the Sudbury stream agreements. In late 2011, Quadra FNX and Xstrata Nickel (“Xstrata”) entered into a life of mine agreement which allowed Quadra FNX to utilize the neighbouring underground infrastructure of Xstrata’s Craig Mine. A new ramp driven from the 4900 foot level of the Craig Shaft allowed access to the 5040 foot level for diamond drilling and potential Mineral Reserve and Mineral Resource expansion. KGHM has budgeted 65,580 metres of diamond drilling for 2015.

McCreedy West Mine:  The stream agreement applies to the PM and 700 deposits at the McCreedy West mine which has been in production since 2003. McCreedy West ceased mining of the precious metal-rich ores in the PM deposit in 2011. Glencore plc cancelled its off-take contract for nickel ores in 2014 limiting mining to the copper zones of the 700 deposit.

Podolsky Mine:  The stream agreement applies to the 2000 and North deposits at the Podolsky mine which has been in operation since 2008. Podolsky was put on care and maintenance in the third quarter 2013.

Stillwater, Montana

Stillwater Mining Company (“Stillwater”) owns and operates the Stillwater mine and the East Boulder mine in Montana (together, the “Stillwater Complex”). Production began in 1986 at the Stillwater mine and in 2002 at the East Boulder mine. Franco-Nevada has a 5% NSR royalty on all commercially recoverable metals produced from 813 of the 995 claims that cover the Stillwater Complex. The amount of the royalty is reduced by permissible “onward processing” deductions, which have averaged 10-12% of revenue over the last several years.

Based on Franco-Nevada’s estimates, the NSR royalty currently covers 80-85% of the Stillwater Mineral Reserves and Mineral Resources and 100% of the East Boulder Mineral Reserves and Mineral Resources. Historically, because of reliance on near-shaft stopes in the Stillwater mine, production has been sourced disproportionately from non-Franco-Nevada royalty ground. However, in recent years, the percentage of Stillwater Complex production subject to Franco-Nevada’s royalty has increased. In 2014, Stillwater produced of 517,700 ounces of PGM, down slightly year over year and below initial guidance of 520,000 - 535,000 ounces of PGM. Stillwater is projecting similar guidance for 2015.

Stillwater continues to advance the Graham Creek and Blitz projects at the Stillwater Complex which are both on Franco-Nevada royalty ground. Graham Creek, located just west of East Boulder, began production in 2014 with additional development and drilling planned for 2015. Drift and ramp development advanced 8,900 feet at the Blitz project, located east of the Stillwater mine. Stillwater plans to be in position on for underground definitional drilling during the third quarter of 2015. Stillwater estimates that only 18 km of a 45 km strike length has been developed on the property in total but has not provided longer term guidance.

Pandora

The Pandora property is a joint venture between Anglo American Platinum Limited, Lonmin plc, and Mvelaphanda Resources. It forms part of the Bushveld complex approximately 40 km east of the town of Rustenburg, South Africa. Franco-Nevada has a 5% NPI royalty on a portion of the Pandora operation including a small minimum annual payment of ZAR 100,000.

Production in 2014 was interrupted by a five-month strike as well as a number of other stoppages, but operations have subsequently performed well. Normal planned production levels were restored in August 2014 with record monthly production in late 2014. Production in the last quarter of the 2014 calendar year exceeded the budgeted quarterly run rate for the joint venture of approximately 25,000 ounces (6E PGM’s) per quarter. As a result of the disruptions, only the minimum annual payment was received by Franco-Nevada in 2014.

The mine is an underground operation and exploits the UG2 reef horizon with access via a decline from surface. A shaft deepening project was completed in 2013 accessing the newly developed 9 and 10 levels. The majority of planned future mining is covered by Franco-Nevada’s 5% NPI royalty.

Other Minerals Assets

Peculiar Knob, South Australia

Franco-Nevada has a variable dollar per tonne royalty on the Peculiar Knob iron ore project located northwest of Prominent Hill in South Australia which is operated by Arrium Limited (“Arrium”). The royalty rate is A$0.5985 multiplied by the percentage of iron ore content in ore shipped quarterly and is also adjusted for movements in the iron ore index price from a base date of December 4, 2003. Franco-Nevada estimates this royalty to be comparable to a 2% gross royalty. Franco-Nevada’s royalty interest covers 2.5 km2 and includes all known Mineral Reserves and Mineral Resources at  the Peculiar Knob iron ore deposit.

Arrium shipped first ore from Peculiar Knob through the Whyalla Port in December 2012. In July 2013, Arrium completed the Whyalla Port expansion from 6 million tonnes per annum to 13 million tonnes per annum, allowing Arrium to increase Peculiar Knob production to 3.7 million tonnes of iron ore in 2014.

On January 23, 2015, Arrium announced that due to a substantial fall in iron ore prices in 2014, there will be a re-design of mining operations and Peculiar Knob will be closed by the end of June 2015.

Osborne, Queensland

Effective July 1, 2013, Franco-Nevada acquired a 2% NSR royalty on the Osborne Copper-Gold project operated by Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd. (“Shanxi”), a private company incorporated in China. Royalty payments are capped at A$15 million with A$1.6 million in royalty payments paid prior to acquisition.

The Osborne Copper-Gold project is located 195 km southeast of Mount Isa in Queensland, Australia. Franco-Nevada’s royalty covers 413 km2 and includes all Mineral Resources at the Kulthor and Osborne deposits which are connected by a 2 km decline. Previous owners operated the Osborne mine and plant from 1995 to 2010. Inova Resources Limited (“Inova”) acquired the project in 2010 and restarted mining operations in 2012, ramping up to full capacity in 2013. Inova was acquired by Shanxi on November 15, 2013.

The Osborne plant capacity is 1.4 - 1.6 million tonnes per annum and processed ore from three underground mines during 2014 - Osborne, Kulthor and Starra 276. Franco-Nevada’s royalty does not cover Starra 276, which is located 60 km north of Osborne. Starra 276 was mined out during 2014 and 100% of production from September 2014 onward is from Franco-Nevada’s royalty area. Shanxi is a private company and does not publicly report operating results.

Mt Keith, Western Australia

Franco-Nevada has both a 0.375% GR royalty and a 0.25% NPI royalty on lands including the Mt Keith nickel operation in Western Australia, located 460 km north of Kalgoorlie. BHP Billiton Limited (“BHP Billiton”) is the operator and the project is a large, low-grade disseminated nickel sulphide ore body with an open-pit mine. Franco-Nevada’s royalties cover 236 km2 and includes the Jericho Nickel Deposit located approximately 25 km northwest of Mt Keith. Jericho is a 50/50 joint venture between BHP Billiton and MMC Norilsk Nickel.

Mining commenced in 1993 with the first nickel concentrate produced in 1994. In its June 30, 2014 Annual Report, BHP Billiton reported that Mt Keith has an estimated mine life of 10 years and has a production capacity of 35,000 - 40,000 tonnes per annum of nickel in concentrate. In December 2011, a talc redesign project was commissioned which allows the Mt Keith concentrator to obtain full value from processing stockpiles of talc-bearing ore. This allowed BHP Billiton to reduce the mining activity at Mt Keith while maintaining concentrate production.

Mt Keith is part of Nickel West, BHP Billiton’s integrated business unit for Australian nickel assets, along with two other underground mines, a concentrator, a smelter and a refinery. In January 2015, BHP Billiton reported that Nickel West total production for 2014 was 93,700 tonnes of nickel. No significant developments were reported for Mt Keith.

Rosemont, Arizona

Franco-Nevada has a 1.5% NSR royalty on the copper, molybdenum, silver and gold extracted from the majority of claims covering the Rosemont project which is located in Pima County, approximately 30 miles southeast of Tucson, Arizona. The project is 80% owned by HudBay Minerals Inc. (“HudBay”) following its acquisition of Augusta Resource Corporation (“Augusta”). The Rosemont property contains three known potentially open-pit mineable deposits (Rosemont, Peach Elgin and Broadtop Butte, respectively) and is situated near a number of large porphyry type producing copper mines.

Rosemont has faced a challenging permitting process and is awaiting approval of its remaining permits. On February 3, 2015, the Arizona Department of Environmental Quality issued the Clean Water Act Section 401 Water Quality Certification. The remaining required permits are the final Record of Decision from the U.S. Forest Service and the Clean Water Act Section 404 Permit from the U.S. Army Corps of Engineers. HudBay has not provided a timeline for expected receipt.

Based on the Augusta feasibility study, the proposed Rosemont mine is expected to produce 243 million pounds of copper, 5.4 million pounds of molybdenum, 2.9 million ounces of silver and approximately 17,000 ounces of gold annually over the anticipated 20+ year mine life.

Relincho, Chile

Franco-Nevada has a 1.5% NSR royalty covering the Relincho copper/molybdenum property being advanced by Teck Resources Limited (“Teck”). Franco-Nevada acquired the royalty through its acquisition of Lumina Royalty Corp. in December 2011. The Relincho property is located in the 3rd Region of Chile approximately 50 km northeast of the City of Vallenar and 650 km north of Santiago at an elevation of 1,500 to 2,000 metres above sea level.

Royalty terms include:

•                  1.5% NSR subject to a maximum price of $6.00/lb copper and threshold price of $1.50/lb copper, inflation adjusted. No royalty is paid if the average price for the quarter is less than the threshold price.

•                  Royalty commences after four years of commercial production.

A feasibility study was completed in the fourth quarter 2013 which estimated copper production of 456 million pounds per year over an estimated mine life of 21 years based on Mineral Reserves. Following completion of the report, Teck has focused on capital and operating cost reductions as well as other value-enhancing initiatives given current market conditions.

Taca Taca, Argentina

Franco-Nevada has a 1.08% NSR royalty on all copper, gold and molybdenum produced from Taca Taca which was acquired through the acquisition of Lumina Royalty Corp. in December 2011. The property is located in the Puna region of northwestern Argentina in Salta Province, 230 km west of the provincial capital of Salta and 90 km east of the world’s largest copper mine, Escondida. Taca Taca is a very large copper/gold/molybdenum porphyry system with an updated preliminary economic assessment completed by Lumina Copper Corp. (“Lumina Copper”) in April 2013. The study estimated a potential mine life of 28 years with annual production of 120,000 tonnes per day and expansion potential to 180,000 tonnes per day after seven years.

In August 2014, First Quantum acquired all outstanding shares of Lumina Copper. Since its acquisition, First Quantum has focused on detailed review of geology, exploration and development options for the project as well as starting the environmental impact assessment for construction permitting.

Exploration Assets

Franco-Nevada has interests in 159 exploration stage mineral properties as at March 25, 2015.  By commodity, these include 131 gold exploration assets, 2 PGM exploration assets and 26 other minerals exploration assets.  Exploration assets are speculative and unlikely to generate revenue to Franco-Nevada in the next five years, if ever.  Some of these assets have associated resources that, to be economic, may require additional resources, higher commodity prices, permitting approval, lower geopolitical risk or a better financing environment.  A good portion of the properties are inactive and may not see activity again.  Some of the properties are in proximity to producing or advanced projects discussed above.  Franco-Nevada has not visited or audited its full list of exploration assets and has relied on operator reports, public disclosures and title searches to determine which properties are in good standing.  It is possible some properties may have lapsed.  In 2014 and early 2015, the following exploration assets were reclassified as advanced assets:  Golden Highway (Taylor), in Ontario and Stibnite Gold (Golden Meadows), in Idaho.

The following table is a list of exploration assets of Franco-Nevada as at March 25, 2015.  Assets that have had their terms or leases expire and have been written off are not listed.  In 2014, Franco-Nevada wrote off 7 exploration royalty assets and removed them from its asset counts.

Exploration Assets as at March 25, 2015

Asset	Operator	Interest and %(1)
UNITED STATES
Zeolites, Arizona	Zeox Corporation	$1.50/ton plus escalator (Clay)
Darwin, California	Project Darwin LLC	5% NSR plus other (Au, etc.)
Cripple Creek, Colorado	Hondo Minerals, Inc.	3% NSR (Au, Ag)
Corbin Wickes, Montana	Elkhorn Goldfields LLC	5% NSR (Au)
Elkhorn, Montana	Elkhorn Goldfields LLC	1.1875% NSR (Au)
Forest Products (Tuxedo Mine), Montana	Trevali Resources Corp.	2% NSR (All Minerals)
Bald Mountain (White Pine), Nevada	Barrick Gold Corporation	1-5% GR (Au)
Chukar Claims, Nevada	Tesoro Gold Company	1.67% NSR (All Minerals)
Carlin (Currant Creek), Nevada	Carlin Gold Corp.	3% NSR (All Minerals)
Carlin (Willow Creek), Nevada	Carlin Gold Corp.	1% NSR (All Minerals)
Curtiss-Wright, Nevada	South Meadows Property Ltd.	2% NSR (Au)
EaglePicher Diatomite II, Nevada	EP Minerals, LLC	$0.25/short ton plus other
Getchell, Nevada	Barrick Gold Corporation	2% NSR (Au)
Goldstrike (Rodeo Creek), Nevada	Barrick Gold Corporation	4% NSR; capped at $500K (Au, Ag)
Limousine Butte, Nevada	McEwen Mining Inc.	1.5-2.5% NSR (Au)
Marigold (SAR), Nevada	Silver Standard Resources Inc.	5% NSR (Au)
Marigold (Trout Creek), Nevada	Newmont Mining Corporation	3% NSR (Au)
Mountain View, Nevada	Allied Nevada Gold Corp.	1% NSR (All Minerals)
NMC/NGC Deeds Barium, Nevada	Barium, Inc.	3% GP (All Precious Metals)
NMC/NGC Deeds Pacific Spar, Nevada	Pacific Spar Corp.	3% GP (Au)
Preble, Nevada	Barrick Gold Corporation	10% NP (Au)
Preble (Pinson Fee), Nevada	Barrick Gold Corporation	1.5-7.5% NSR (Au, Ag)
Tonkin Springs, Nevada	McEwen Mining Inc.	1-2% NSR (Au)
Boling Dome, Texas	Total E&P USA/H&L Newgulf	$0.0028225 per long ton (Sulfur)
Hobson Pearson, Texas	Bridge Oil	20% OR (Uranium)
Texas Sulfur, Texas	Pacific Coast Mines, Inc.	4% GR (Sulfur)
Kings Canyon, Utah	Geomark Exploration Ltd.	4% NSR (Au)
Silver Bell, Utah	Unico, Inc.	5% NSR plus other (Au, Cu, Pb, Zn)
Tintic, Utah	Keystone Surveys	1% NSR (All Minerals)
Shirley Basin (Davy Crockett), Wyoming	Ur-Energy Inc. (Pathfinder Mines Corporation)	4% on FMV (Uranium)
CANADA
Eskay Creek, British Columbia	Barrick Gold Corporation	1% NSR (Au, Ag, Pb)
Myrtle Proserpine, British Columbia	Barkerville Gold Mines Ltd.	3% NSR (All Minerals)
Red Mountain, British Columbia	Seabridge Gold Inc.	1% NSR and Production Payments (All Minerals)
Tide, British Columbia	0945473 B.C. Ltd.	1.5% NSR (All Minerals)
Trout Lake (MAX Moly Mine), British Columbia	Roca Mines Inc. (Forty Two Metals Inc.)	2.5% NSR (All Minerals)
Maverick (Nokomis), Manitoba	Minnova Corp.	2-3% NSR (All Minerals)
Maverick (Puffy Lake), Manitoba	Minnova Corp.	2-3% NSR (All Minerals)
Oxford Lake, Manitoba	Alto Ventures Ltd.	1.5-2.5% NSR (All Minerals)
Clan Lake (Sito Lake), NWT	Roland T. Trenaman	2-3% NSR (All Minerals)

Asset	Operator	Interest and %(1)
Redstone (Coates Lake), NWT	Copper North Mining Corp.	3-4% NSR (Cu, Ag)
Butler and Sanderson (Diagnos), Ontario	MacDonald Mines Exploration Ltd.	ROFR on Diagnos Royalty (Diamonds/Base Metals)
Catharine 1, Ontario	Canadian Exploration Services Limited	1/3 of a 2-3% NSR (All Minerals)
Catharine 4, Ontario	Canadian Exploration Services/Northstar Gold	2-3% NSR (All Minerals)
Detour (Gowest), Ontario	Detour Gold Corporation	1% NSR (All Minerals)
Detour (Mikwam), Ontario & Quebec	Alpha Minerals Inc.	0.4824% NSR (All Minerals)
Golden Highway (Aquarius), Ontario	St Andrew Goldfields Ltd.	1-2% NSR (All Minerals)
Golden Highway (Central Timmins), Ontario	St Andrew Goldfields Ltd.	0-1% NSR (All Minerals)
Golden Highway (Kerrs Leases), Ontario	0959280 B.C. Ltd.	1-2% NSR (Au)
Golden Highway (Stock), Ontario	Primero Mining Corp.	1% NSR (All Minerals)
Golden Highway (Stoughton), Ontario	Harte Gold Corp.	0.5-2.5% NSR (Au)
Hemlo (JOA), Ontario	Beaufield Resources Inc. (Jiminex option)	0.5-1% NSR (Au)
Kirkland Lake (Agnico-Yamana JV 2% NSR), Ontario	Agnico Eagle Mines/Yamana Gold JV	2% NSR (Au)
Kirkland Lake (KLG Underlying 2% NSR), Ontario	Kirkland Lake Gold Inc.	2% NSR (Au)
Kirkland Lake (KLG Underlying 2-3% NSR), Ontario	Kirkland Lake Gold Inc.	2-3% NSR (Au)
Marathon PGM (Par Lake), Ontario	Stillwater Canada Inc.	2% NSR (Pt, Pd)
Red Lake (Madsen: Aiken-Russet claims), Ontario	Pure Gold Mining Inc.	1% NSR; capped at C$1M (All Minerals)
Red Lake (Madsen: Newman-Heyson claims), Ontario	Pure Gold Mining Inc.	1.5-2% NSR (All Minerals)
Red Lake (Newman-Todd), Ontario	Confederation Minerals/Redstar Gold	1.5-2% NSR (Au)
Red Lake (Skinner), Ontario	Sabina Gold & Silver Corp.	1% NSR (All Minerals)
Shining Tree (Creso), Ontario	Dundee Sustainable Technologies Inc.	Option to acquire 2% NSR (All Minerals)
Shining Tree (Knight), Ontario	David F. Burda	2-3% NSR (Au)
Timmins (Cripple Creek), Ontario	Richmont Mines Inc.	1.05-1.75% NSR (Au)
Timmins (Project 81), Ontario	Noble Mineral Exploration Inc.	Option to purchase 2.25% NSR (Au, Other Minerals)
Timmins (Sewell), Ontario	Richmont Mines Inc.	1.5-2.5% NSR (Au)
Timmins (West Porcupine), Ontario	West Metals Resources	2% NSR (All Minerals)
Timmins (Whitney 1), Ontario	John Prochnau	2.5% NSR (All Minerals)
Timmins (Whitney 2), Ontario	Goldcorp Inc.	2.5% NSR (All Minerals)
Windarra (East Property), Ontario	Wesdome Gold Mines/Windarra Minerals	0.5% NSR (All Minerals)
Cadillac-Sphinx, Quebec	Agnico-Eagle Mines Limited	1.5% NSR (All Minerals)
Casa Berardi (Caribou-Estrees), Quebec	Yorbeau Resources Inc.	1.275-2.125% NSR (Au, Base Metals)
Casa Berardi (Dieppe), Quebec	Agnico-Eagle Mines Limited	2-3% NSR (Au)
Destiny (Rochebaucourt), Quebec	Alto Ventures Ltd.	3% NSR (All Minerals)
Eastmain, Quebec	Eastmain Mines Inc.	1-1.15% NSR on initial 250K oz (Au)
Galinee, Quebec	Nyrstar NV	1.5-2% NSR (Au)
Norlartic-Camflo, Quebec	Richmont Mines Inc.	25% NPI (All Minerals)
Radisson, Quebec	Eastmain Resources Inc.	2% NSR (All Minerals)
Brewery Creek, Yukon	Golden Predator Mining Corp.	$10-40/oz; capped at $300K (Au)
Wernecke, Yukon	Newmont Mining Corporation	1.2% NSR (All Minerals)
LATIN AMERICA
Mara Rosa, Brazil	Amarillo Gold Corporation	1% NSR (Au, Ag)
Para South, Brazil	Talon Metals Corp.	0.5-1% NSR (All Metals)
Terra Escura, Brazil	Talon Metals Corp.	1-2% NSR (All Metals); 4% Cash Dividends
Trairao, Brazil	Talon Metals Corp.	$0.2995 per tonne (Fe)
La Coipa, Chile	Kinross Gold Corporation	3% NSR (Au)
Vizcachitas, Chile	Los Andes Copper Limited	1-2% NSR (All Minerals)
Hispaniola, Dominican Republic	Energold Drilling Corp.	0.6% NSR (All Minerals)
Ayahuanca, Peru	Geoandina Exploraciones SAC	1% NSR (Au)
Choreveco, Peru	Minera del Norte S.A./Aruntani S.A.C.	0.1-0.3% NSR (Au)
Cristiana, Peru	Fresnillo Peru S.A.C.	1.5% NSR (All Metals)
Dorato, Peru	Xiana Mining Inc.	2% NSR (All Minerals)
Invicta (Victoria), Peru	Lupaka Gold Corp.	1% NSR; capped at $1M (All Minerals)
Los Pinos, Peru	Tamerlane Ventures Inc.	0.5% NSR (All Metals)
Minasnioc, Peru	Duran Ventures Inc.	2% NSR (All Metals)
Parinacochas (Urbaque), Peru	Minera Suyamarca S.A.C.	2% NSR (All Minerals)
Pukaqaqa (Antoro Sur), Peru	Compania Minera Milpo S.A.A.	1-2% NSR (All Minerals)
Yanamina, Peru	Coronet Metals Inc.	5% NSR (All Minerals)
AUSTRALIA
Blayney, New South Wales	Straits Resources Limited	2.25% NSR (All Minerals)
Brown’s Creek, New South Wales	Australian Native Landscapes/Hargraves	2.25% NSR (All Minerals)
Brocks Creek (Zapopan), Northern Territory	Crocodile Gold Corp.	$20/oz (Au)
Chariot Gold/Giants Reef, Northern Territory	Emmerson Resources Limited	A$17.10 or A$30/oz (Au)
Legend, Northern Territory	Legend International Holdings, Inc	1% GR (All Minerals)
Mt Fitch, Northern Territory	Compass Resources/Hunan Nonferrous Metals	1-3% NSR (Cu, Pb, Zn, Co, Ni, U)

Asset	Operator	Interest and %(1)
Reynolds Range, Northern Territory	ABM Resources NL	1-2.5% NSR (Au)
Rover, Northern Territory	Adelaide Resources Limited	1.5-2.5% NSR (All Minerals)
Tennant Creek, Northern Territory	Emmerson Resources Limited	1.29% NSR (Au)
Agate Creek, Queensland	Laneway Resources Limited	1% NSR (All Minerals)
Crush Creek, Queensland	Basin Gold Pty Ltd	2.75% GR (All Minerals)
Mt Carlton, Queensland	Evolution Mining Limited	2.75% GR (All Minerals)
Power Station, Queensland	Millmerran Power Partnership	8.3% of cashflow; NPV threshold (Coal)
Tate River, Queensland	Sovereign Metals Limited	2% NSR (All Minerals)
Top Camp, Queensland	Orion Metals Limited	0.5% GR (Au)/NPI (Other Minerals)
Twin Hills, Queensland	Evolution Mining Limited	2.5% NSR (Au)
Third Plain, S. Australia	Perilya/Minotaur Exploration	0.5% NSR (Zn)
White Dam (Drew Hill Gold), S. Australia	Exco Resources/Polymetals	13.48% of $0.25/dry tonne; capped at 10M dry tonnes (All Minerals)
Moina, Tasmania	Niuminco Group Limited	A$125k lump sum at commencement of mining
Rosebery Extension, Tasmania	MMG Limited	2.6305% (Au, Ag, Other Minerals)
Agnew, W. Australia	Gold Fields Limited	2.5% GR (All Minerals)
Agnew-Cox, W. Australia	Gold Fields Limited	5% GR (Au)
Breakaway Dam (12 Mile), W. Australia	Norton Gold Fields Limited	$1/ton (All Minerals)
Butcher Well, W. Australia	Saracen Mineral Holdings Limited	1% NSR; 50k oz production threshold (Au)
Camelback, W. Australia	GME Resources Limited	$0.50/tonne (Fe)
Carbine North (Chadwin’s Dam), W. Australia	Phoenix Gold Pty Ltd	3% NPI (All Minerals)
Day Dawn (Big Bell Gold), W. Australia	Metals X Limited	1% GR (Au)
Duketon Southwest, W. Australia	Duketon Mining Limited	2% NSR (All Minerals)
Duketon West, W. Australia	Duketon Mining Limited	2% NSR (All Minerals)
East Location 48, W. Australia	BHP Billiton Limited	1.75% NSR (Au, Ag); 1% NSR (Other Minerals)
Flushing Meadow, W. Australia	Orex Mining/Nemex/Maximus Resources	1% NSR (Au, Other Minerals)
FMG Hamersley, W. Australia	Fortescue Metals Group Ltd.	$0.05/tonne; capped at A$1M (Fe)
Gidgee (Wyooda Thangoo), W. Australia	Panoramic Resources Limited	A$0.60/tonne (Au)
Heather Bore/Mount Clifford, W. Australia	Independence Group NL	1-2% NSR (Cu, Zn, Other Metals)
Ironstone Well, W. Australia	Orex Mining/Nemex/Maximus Resources	1% NSR (All Minerals)
Jeffreys Gold, W. Australia	Mincor Resources NL	2% GP (Au)
Karonie (Aldiss), W. Australia	Silver Lake Resources Limited	$10-20/oz (Au)
Lady Jane, W. Australia	Phoenix Gold Limited	4.5% GR (Au)
Lake Maitland, W. Australia	Toro Energy/Mega Uranium	1% NSR (All Minerals)
Lake Percy, W. Australia	Norilsk Nickel	2% NPI (All Minerals)
Marvel Loch (May Queen), W. Australia	China Hanking Holdings Limited	$0.50-1.00/cubic metre (Au)
Matilda, W. Australia	Blackham Resources Ltd	3-5% NSR (Au); 2% NSR (Ni)
Matt Dam, W. Australia	Norton Gold Fields Limited	A$0.60/tonne (A$1.00/t x 60%) (Au)
Miranda (Ni), W. Australia	Gold Fields Limited	0.5% of Production (Ni)
Miranda Gold, W. Australia	Gold Fields Limited	3% GR (Au)
Mt Newman-Victory, W. Australia	St Barbara/Astro Resources	0.07% GR (All Minerals)
Munni Munni, W. Australia	Platina Resources Limited	One-time payment on production (Au and/or Pt)
Murrin Murrin, W. Australia	Zeta Resources Limited	3.5% NSR (Au and Sulfides)
Polar Bear, W. Australia	Sirius Resources NL	2% NSR (All Minerals)
Randwick Gold Hill, W. Australia	E Bouverie, Trindal P/L, Lucas Gold P/L et al	1-1.5% GR (Au)
Red Lake (Australia), W. Australia	Echo Resources Limited	0.5 or 1.5% NSR (All Minerals)
Red October District (Butcher Well Area), W. Australia	Saracen Mineral Holdings Limited	0.68-1% NSR (Au)
Sandstone II, W. Australia	Panoramic Resources Limited	$0.35/dry tonne (All Minerals)
St Ives, W. Australia	Gold Fields Limited	1.75% NSR (Au, Ag); 1% NSR (Other Minerals)
Twelve Mile Dam, W. Australia	Strategic Projects Mining Pty Ltd	$1/ton (All Minerals)
Vivien, W. Australia	Ramelius Resources Limited	3% GR (Au)
Vivien Nickel, W. Australia	Ramelius Resources Limited	0.5% of production (Ni)
Western Lease, W. Australia	KCGM Pty Ltd (Newmont/Barrick)	2.5% GR (Au)
Western Tamani (Coyote), W. Australia	Tanami Gold NL	$5-15/oz on production between 300K-1M oz (Au)
Windich South, W. Australia	Gold Fields Limited	1% NSR (All Minerals)
Yundamindera, W. Australia	Nex Metals Explorations Ltd	1% NSR (Au)
REST OF WORLD
Mizek Gold Mine, Kazakhstan	Kazakhymys PLC	$10.41/oz plus escalator (Au)
NPI, Philippines	Nickel Asia Corporation	Production Payment
Demirci, Turkey	Ariana Resources PLC	2% NSR (Au)
Hasandagi-Dikmen, Turkey	Teck/Koza Altin	2% NSR (Au)
Karadag, Turkey	Koza Altin	2.5% NSR (Au)
Torul, Turkey	Koza Altin	1.5% NSR (Au)
Kasese, Uganda	Blue Earth Refineries Inc.	10% of free cash flow (Co)

(1)         Royalty terms have been simplified for presentation purposes.  Different terms may apply to certain portions of properties or by commodity.  Some royalties may have sliding scales tied to commodity price.  Others may include participation in sale proceeds of property or gross sales.

Oil & Gas Assets

Franco-Nevada’s Oil & Gas Assets include producing and non-producing lands located in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec and the Canadian Arctic. Producing lands include Crown, freehold, unitized and non-unitized oil & natural gas production. The properties contain long-life, low-decline reserves, include interests in frontier areas and are operated by experienced operators, including, among others, Cenovus Energy Inc. (“Cenovus”), Apache Canada Ltd. (“Apache”) and Canadian Natural Resources Limited (“CNRL”).

Please see “Reserves Data and Other Oil & Gas Information” for additional information regarding Franco-Nevada’s Oil & Gas Assets presented in accordance with the requirements of NI 51-101.  In addition, Oil & Gas abbreviations, conversions, information advisories and cautionary statements can be found under the heading “Reserves Data and Other Oil & Gas Information”.  See also “Cautionary Note Regarding Mineral and Oil and Gas Reserve and Resource Estimates”.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties due to the effects of aggregation.

The following table sets forth certain financial and operating information concerning Franco-Nevada’s Oil & Gas Assets for the periods indicated.

	2014	2013	2012
Revenue to Franco-Nevada ($000)(1)	$	$	$
Significant Producing Assets	65,997	58,606	32,878
Other Producing Assets	7,883	8,436	8,058
Total	$73,881	$67,042	$40,936
Operating Costs ($000)	$3,814	$3,928	3,214
Operating Statistics
Production (Boe/d)(2)	3,021	2,844	2,460
Production Split Ratio (oil:gas)(3)	80:20	75:25	66:34
Revenue Split Ratio (oil:gas)	94:6	95:05	95:05

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

(3)         Natural gas volumes converted to Boe (conversion rate of six Mcf to one bbl).

Significant Producing Assets

The following describes the significant producing assets, the production from those assets net to Franco-Nevada and the proved reserves of those assets net to Franco-Nevada. The significant producing assets are the Weyburn Unit, Midale Unit and Edson Property which accounted for approximately 89% of Franco-Nevada’s Oil & Gas production revenue for the year ended December 31, 2014 and 96% of proved reserves for the year ended December 31, 2014.  As of December 31, 2014 proved reserves for the significant producing assets was 22,899 Mboe using forecast costs and prices.  Proved reserves include gross working interest and net royalty interest reserves.

Weyburn Unit, Saskatchewan

The “Weyburn Unit” is located approximately 129 km southeast of Regina, Saskatchewan and encompasses approximately 53,360 gross (net 7,689) acres in which the Mississippian Midale beds are unitized.  As of December 31, 2014, Franco-Nevada held an 11.71% NRI, a 0.44% ORR plus FH and a 2.26% WI in the Weyburn Unit. Production commenced from the Midale zone within the unitized area in 1955 under primary depletion (solution gas expansion).  Formation of the Weyburn Unit occurred in 1963 for the purpose of implementing an inverted nine-spot waterflood pressure maintenance scheme on 80 acre well spacing. Cenovus is the operator.

Current gross production of the Weyburn Unit is approximately 25,000 Boe/d at an average water cut of 88.0%.  Produced oil within the Weyburn Unit averages 31 degrees API and contains approximately 2.2% sulphur.

For 2014, revenue received by Franco-Nevada from the Weyburn Unit was $57.8 million.  Light/medium oil production, including NGLs, net to Franco-Nevada was 1,958 Boe/d. Franco-Nevada takes product-in-kind for its WI and NRI share of this production and markets it through a third party marketer. As of December 31, 2014, Franco-Nevada’s proved reserves for the Weyburn Unit were 21,486 Mboe.  Proved reserves include gross working interest and net royalty interest reserves.

On February 23, 2012, Franco-Nevada purchased an additional 1.15% WI in the Weyburn Unit.  The effective date of this acquisition was January 1, 2012.

On November 13, 2012, Franco-Nevada purchased an 11.71% NRI in the Weyburn Unit.  The effective date of this acquisition was October 1, 2012.

The following table sets forth the revenue and production from the Weyburn Unit for the periods indicated:

	2014	2013	2012
Revenue to Franco-Nevada ($000)(1)	$57,841	$50,668	$24,950
Production (MBoe)(2)	715	604	325

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to the Oil & Gas interests.

Midale Unit, Saskatchewan

The “Midale Unit” was discovered in 1953 and the Midale Unit was formed in 1964 for the purpose of implementing a pressure maintenance scheme by water injection. The Midale Unit is located in southeast Saskatchewan approximately 40 km southeast of the city of Weyburn and encompasses 13,760 gross (net 376) acres with 253 gross (net 6.9) producing wells. Franco-Nevada holds a 1.59% WI and a 1.14% ORR interest in the Midale Unit.  Apache is the operator.

For 2014, revenue received by Franco-Nevada from the Midale Unit was $3.4 million and light/medium oil production net to Franco-Nevada was 118 Boe/d. Franco-Nevada takes product-in-kind for the working interest portion of this production and markets it through a third party marketer. As of December 31, 2014, Franco-Nevada’s proved reserves for the Midale Unit were 569 Mboe.  Proved reserves include gross working interest and net royalty interest reserves.

The following table sets forth the revenue and production from the Midale Unit for the periods indicated:

	2014	2013	2012
Revenue to Franco-Nevada ($000)(1)	$3,384	$3,618	$4,025
Production (MBoe)(2)	43	44	48

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

Edson Property, Alberta

The “Edson Property” is located approximately 209 km west of Edmonton, Alberta and encompasses over 25,600 gross (net 3,840) acres, of which approximately 3,200 gross (net 480) acres are currently undeveloped. Franco-Nevada has a 15% ORR in this property. The wells are operated by CNRL.

For 2014, revenue received by Franco-Nevada from the Edson Property was $4.8 million. For the same period, the property produced approximately 2.1 MMcf/d of natural gas and 104 Bbls/d of NGLs totalling 460 Boe/d of production net to Franco-Nevada from 134 gross (net 20) producing gas wells mainly from the Upper Cretaceous Cardium Formation, with lesser amounts from the Viking, Gething, Cadomin and Bluesky Formations. As of December 31, 2014, Franco-Nevada’s total proved net reserves for the Edson Property were 844 Mboe.

Gas is processed at the CNRL operated Galloway, Edson West and Ansell gas plants which extract natural gas liquids. The main reserves bearing formation in the Edson Property area is the Upper Cretaceous Cardium Formation. The Edson Property lies in an area of northwest southeast trending fault traces where the faults ramp up through the Cardium Formation. The faults dip to the west. The best Cardium wells, both vertical and especially horizontal, have targeted the hanging wall of the updip leading edge of Cardium sand cycles. This potentially helps the wells take advantage of the better productivity associated with narrow areas of higher fracture density induced by the higher stresses related to deformation along the leading edges of the faults.

The following table sets forth the revenue and production from the Edson Property for the periods indicated:

	2014	2013	2012
Revenue to Franco-Nevada ($000)(1)	$4,772	$4,320	$3,902
Production (MBoe)(2)	168	199	207

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

Other Producing Assets, Western Canada

The significant producing assets account for approximately 89% of total oil & natural gas revenue in 2014, while the other producing assets account for approximately 11% of total oil & natural gas revenue. The other producing assets are comprised of over 50 areas which include approximately 56 unitized oil & gas fields, and encompass a wide variety of royalty agreements and operators and are primarily located in Alberta and Saskatchewan.

The following table sets forth the revenue and production from Franco-Nevada’s other producing Oil & Gas Assets for the periods indicated:

	2014	2013	2012
Revenue to Franco-Nevada ($000)(1)	$7,883	$8,436	$8,058
Production (MBoe)(2)	177	192	205

(1)         Revenue refers only to payments made to Franco-Nevada.

(2)         Net to Franco-Nevada.

Undeveloped Oil & Gas Interests, Western Canada

Franco-Nevada does not include in its asset tabulations undeveloped oil & gas interests without reportable resources.  There are 160 agreements that cover these interests which include over 100,000 acres of undeveloped mineral title, non-producing lands within producing areas and approximately 80,000 gross (net 12,000) acres of unproved non-producing lands under lease.  These undeveloped interests are located in Alberta, Saskatchewan and Manitoba. In addition, Franco-Nevada holds approximately 93,000 acres of undeveloped land in Quebec which provides exposure to the Utica Shale in the St. Lawrence basin.

TECHNICAL REPORT

Candelaria Mining and Technical Information

Candelaria Project

The summary below is based on, in part, the Candelaria Report and is subject to all the assumptions, qualifications and procedures set out in the Candelaria Report. The Candelaria Report was prepared in accordance with NI 43-101.  For full technical details of the report, reference should be made to the complete text of the Candelaria Report, which has been filed with the applicable regulatory authorities and has been filed on SEDAR under Franco-Nevada’s profile at www.sedar.com and is available on the SEC’s website at www.sec.gov.  For additional information on Franco-Nevada’s interest in the Candelaria project, please see the sections in this AIF under the headings “General Development of Franco-Nevada’s Business — Acquisition of Candelaria Gold and Silver Stream” and “Franco-Nevada’s Assets — Gold Assets — Latin America — Candelaria, Chile”.

Property Description and Location

The operation produces copper concentrates from an open pit and underground mines.  Compañía Contractual Minera Candelaria (“CCMC”) consists of an open pit mine (the “open pit” or “open pit mine”) and an underground mine (“Candelaria Norte” and, together with the open pit mine, “Candelaria” or the “Candelaria property”) providing copper ore to an on-site concentrator with a capacity of 75,000 tonnes per day. Compañía Contractual Minera Ojos del Salado (“CCMO”) comprises two underground mines, Santos and Alcaparrosa (together, “Ojos” or the “Ojos property”).  The Santos mine provides copper ore to an on-site concentrator with a capacity of 3,800 tonnes per day, while ore from the Alcaparrosa mine is treated at the Candelaria concentrator.  Candelaria and Ojos are together referred to as the “Candelaria project”.

CCMC and CCMO and surrounding tenements are located in Chile’s Atacama Province, Region III, at an elevation of approximately 650 metres above sea level, 20 km south of the city of Copiapó and 650 km north of Santiago.

The Candelaria property comprises of 249 mining exploitation concessions (6,182 hectares) and 51 mining exploration concessions (6,605 hectares).  The Ojos property comprises of 195 mining exploitation concessions (8,809 hectares) and 37 mining exploration concessions (6,522 hectares).  The tenements are free of mortgages, encumbrances, prohibitions, injunctions, and litigation. The tenements containing the active and future mining activities are not affected by royalties.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

The properties are easily accessed using the public road system. Personnel employed by CCMC and CCMO come primarily from the Copiapó region. Copiapó is a modern city with all regular services and a population of approximately 160,000.  Copiapó regional airport is serviced by regional flights from Santiago and other destinations on a daily basis.

CCMC and CCMO receive electrical power through long-term contracts with AES Gener S.A., a local energy company. The main water supply comes from a desalination plant, which was commissioned in 2013 and is located adjacent to the Punta Padrones port facility. Local treated sewage water is also used by the mines. Copper concentrate is shipped from the Punta Padrones port facility at the port of Caldera. Both the desalination plant and the Punta Padrones port are owned by CCMC.

Copiapó has a desert climate with mild temperatures year round. Winters are mild with warm temperatures; midwinter maximums in July reach approximately 20 degrees Celsius. Winter night-time temperatures average approximately 7 degrees Celsius. Summers are warm with a January average of 22 degrees Celsius. Annual precipitation is approximately 17 millimetres, of which the majority falls in the winter months. Exploration and mining can occur year round.

The project area is mountainous with a relief varying between 200 and 1,000 metres. Vegetation is minimal outside of inhabited valleys where irrigation is used to support vegetation that is capable of withstanding the desert environment. The mines are located in an active seismic zone.

History

The Candelaria project deposit was discovered by Phelps Dodge Corporation (“Phelps Dodge”) in 1987. A feasibility study was completed in 1990, and following approval by the Chilean government construction started in October 1992. Sumitomo acquired a 20% stake in the property in 1992. Production commenced in early 1995. In 1996, Phelps Dodge announced plans to expand concentrator throughput with the installation of a second semi-autogenous grinding (“SAG”) mill. The expansion included additional mining facilities and new and expanded concentrator facilities. This upgrade was completed in 1997.

In 2007, property ownership changed when Freeport acquired Phelps Dodge.

In the middle of 2011, Freeport announced the completion of a pipeline to bring water from a nearby sewage water treatment facility to the Candelaria project.  A desalination plant at the port of Caldera was built and commissioned in 2013 at a capacity of 500 litres per second to remove the need for continued ground water extraction from the sensitive Copiapó aquifer.

The Santos underground mine has been in production since 1929, with processing taking place at the Pedro Aguirre Cerde (“PAC”) plant. Phelps Dodge became sole owner of CCMO and the Santos mine and PAC plant in 1985. The PAC plant has been expanded several times to its current capacity of 3,800 tonnes per day. Sumitomo acquired its 20% interest in CCMO in 2005.

In early 1996, production from the Alcaparrosa underground mine commenced.

CCMC and CCMO have been significant producers of copper since the mid-1990s. In the last 3 years, Freeport has reported payable copper and gold metal in concentrate varying between 147 and 191 kilotonnes and 83,000 and 101,000 ounces respectively.

In November 2014, Lundin acquired an 80% ownership stake in CCMC and CCMO from Freeport.

Geological Setting

The Candelaria project deposit is located at the boundary between the Coastal Cordillera and the Copiapó Precordillera. The Coastal Cordillera of Chañaral and Copiapó is composed of Permian to Lower Cretaceous intrusions within a basement of metasedimentary rocks of Devonian to Carboniferous age. Volcanic, volcaniclastic, and marine carbonate rocks represent intra- and back-arc sequences that were deposited during Early to Mid-Cretaceous period.

The Candelaria, Santos, and Alcaparrosa mines are located in the district of Punta del Cobre. The polymetallic sulphide deposits are hosted in volcanic rocks of the Punta del Cobre Formation. Polymetallic sulphide deposits in the Punta del Cobre district are located to the east of the main branches of the Atacama fault zone, a subduction-linked strike-slip fault system stretching over 1,000 km along the Chilean coast and active at least since the Jurassic period.  The dominant structural elements of the Punta del Cobre area are the northeast-trending Tierra Amarilla Anticlinorium, a southeast verging fold-and-thrust system and a series of north-northwest- to northwest-trending high-angle faults.

Exploration

Ongoing exploration is conducted by CCMC and CCMO with the primary purpose of supporting mining and increasing Mineral Resources and Mineral Reserves available for mining. Exploration is focused on the known mantos, veins, and breccia masses in proximity to existing underground infrastructure. Historically, this strategy has proven very effective in defining new Mineral Resources available for underground mining. Much of the exploration is conducted from underground, requiring significant underground development to provide adequate drilling stations. Regional exploration is also undertaken on the large properties surrounding the mines to identify targets and define new Mineral Resource areas.

From 2010 to 2014, CCMC and CCMO invested more than $120 million in exploration to expand Mineral Resources primarily below the open pit mine, to the north and south, and at the three underground mines. At CCMC, new discoveries were made beneath the eastern and southern portions of the open pit (the Susana and Damiana orebodies) and as well at the existing Candelaria Norte underground operations (Wendy Norte orebody).  These new discoveries are expected to extend the mine life at Candelaria and potentially allow future increases in production.  Initial Mineral Resource and Reserve estimates for these new discoveries will be completed and published in 2015.

At CCMO, new discoveries at Santos (Melendez Central) and at Alcaparrosa (Southeast) will also extend the mine life of these two underground operations.  Initial Mineral Resource and Reserve estimates are being prepared and will be completed and published in 2015.

Mineralization

The copper-gold sulphide mineralization at the Candelaria project is generally referred to as iron oxide copper gold mineralization. The sulphide mineralization occurs in breccias, stockwork veinlets, disseminations in andesite and an internal tuff unit. There are also some localized controls to mineralization in the form of faults, breccias, veins and foliation.

The mineralization assemblage at the Candelaria property consists of chalcopyrite, magnetite, pyrite, pyrrhotite, and sphalerite. Biotite, calc-silicate minerals, and potassium feldspar constitute the gangue minerals. Pervasive potassic alteration is associated with the mineralization.

Chalcopyrite is the only primary copper sulphide present in the Santos mine. Additionally to copper mineralization, there are economic values of gold.  Most frequent gangue minerals are pyrite, magnetite, actinolite, potassium feldspar, chlorite, biotite and hematite.

Ore and gangue mineralogy at the Alcaparrosa mine consists of chalcopyrite, pyrite, and magnetite, with trace pyrrhotite, molybdenite, and arsenopyrite.

Drilling

Mineral Resources are estimated from drilling information drilled from the surface or from underground. Between 1991 and the end of 2014, Phelps Dodge and Freeport have drilled over 2,500 core and percussion boreholes in and around the open pit mine. In the Santos mine, approximately 375 core boreholes were drilled between 1993 and 2014 in the Mantos and Melendez Sur sectors. In the Alcaparrosa mine, the borehole database contains information from 655 core boreholes. The drilling and sampling procedures used are consistent with generally recognized industry best practices.

Sampling and Analysis

Analytical samples informing the Candelaria Mineral Resources were prepared and assayed at the Candelaria laboratory that is accredited to ISO17025 for the analyses of copper, iron, zinc, and silver. Analytical samples informing the Ojos Mineral Resources were prepared and assayed by Intertek (formerly Vigalab). Conventional preparation and assaying procedures are used. Copper is analyzed by multi acid digestion and atomic absorption spectroscopy. Gold and silver are assayed using a fire assay procedure. Specific gravity is systematically measured on core samples.

Security of Samples

Since 2007, all drilling assay samples have been collected by company personnel or under the direct supervision of company personnel. Samples from Candelaria are processed and analyzed entirely at the mine site. Samples from Ojos are shipped directly from the property to the Intertek laboratory.

Assay samples are collected by appropriately qualified staff at the laboratories. Sample security involves two aspects: maintaining the chain of custody of samples to prevent inadvertent contamination or mixing of samples and rendering active tampering as difficult as possible.

The sampling preparation, security, and analytical procedures used are consistent with generally accepted industry best practices.

Mineral Resource and Reserve Estimates

The Mineral Resources at CCMC and CCMO are estimated from core drilling information and were evaluated using geostatistical block modelling methodologies.

The open pit Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plants, actual operating and sustaining capital cost estimates based on the production schedule and equipment requirements. Open pit optimisations are carried out using MineSight and Datamine software.

Underground Mineral Reserves are based on mine plans and designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plants, actual operating and sustaining capital cost estimates based on the production schedule and equipment requirements.  Stope layouts and development plans are developed in MineSight software with CAE Mine Stope Optimizer used for stope design.

The consolidated audited Mineral Resource Statement for Candelaria and Ojos is presented in the table below. Mineral Resources include Mineral Reserves.

Consolidated Mineral Resource Statement*, Candelaria and
Ojos, SRK Consulting (Canada) Inc., December 31, 2013

					Contained Metal
	Quantity	Grade			Copper	Gold	Silver
	Tonnes	Copper	Gold	Silver	Tonnes	Ounces	Ounces
Classification	(000s)	(%)	(g/t)	(g/t)	(000s)	(000s)	(000s)
Open Pit
Measured	359,400	0.53	0.12	1.92	1,914	1,436	22,151
Indicated	15,800	0.48	0.13	1.80	77	64	914
Total Measured and Indicated	375,200	0.53	0.12	1.91	1,990	1,500	23,065
Inferred	7,643	0.33	0.09	1.13	25	23	278
Underground
Measured	19,837	1.11	0.27	5.11	221	172	3,261
Indicated	13,922	1.08	0.27	5.61	151	120	2,511
Measured and Indicated	33,759	1.10	0.27	5.32	371	292	5,772
Inferred	3,690	1.14	0.28	6.24	42	34	741
WIP**
Measured	92,025	0.36	0.09	1.46	336	264	4,326
Indicated
Measured and Indicated	92,025	0.36	0.09	1.46	336	264	4,326
Inferred

					Contained Metal
	Quantity	Grade			Copper	Gold	Silver
	Tonnes	Copper	Gold	Silver	Tonnes	Ounces	Ounces
Classification	(000s)	(%)	(g/t)	(g/t)	(000s)	(000s)	(000s)
Combined
Measured	471,262	0.52	0.12	1.96	2,470	1,872	29,738
Indicated	29,722	0.76	0.19	3.58	227	184	3,425
Measured and Indicated	500,984	0.54	0.13	2.06	2,697	2,055	33,163
Inferred	11,334	0.59	0.16	2.79	67	57	1,018

*            Reported within the boundaries of the Candelaria and Ojos properties. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources include Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.2% copper. Underground Mineral Resources are reported at a cut-off grade of 0.6% copper.

**     Work in Progress (WIP) Stockpiles.

The consolidated audited Mineral Reserve Statement for Candelaria and Ojos is presented in the table below. Mineral Reserves are included in Mineral Resources.

Consolidated Mineral Reserve Statement*, Candelaria and
Ojos, SRK Consulting (Canada) Inc., December 31, 2013

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(000’t)	(%)	(g/t)	(g/t)	(000’t)	(000’oz)	(000’oz)
Open Pit
Proven	266,725	0.57	0.13	2.09	1,533	1,140	17,884
Probable	9,182	0.54	0.14	1.98	50	42	586
Total	275,907	0.57	0.13	2.08	1,583	1,182	18,469
WIP**
Proven	92,025	0.36	0.09	1.46	336	264	4,326
Probable	0	0.00	0.00	0.00	0	0	0
Total	92,025	0.36	0.09	1.46	336	264	4,326
Underground
Proven	7,897	1.08	0.25	4.56	85	63	1,158
Probable	4,591	1.01	0.23	4.40	46	34	650
Total	12,487	1.05	0.24	4.50	132	96	1,808
Combined
Proven	366,647	0.53	0.12	1.98	1,954	1,466	23,368
Probable	13,772	0.70	0.17	2.79	96	76	1,235
Total	380,419	0.54	0.13	2.01	2,050	1,542	24,603

*            Mineral Reserves included in Mineral Resources. Mineral Reserves have been prepared using $2.00 per pound of copper, $1,000 per ounce of gold and $15.00 per ounce of silver.  All figures have been rounded to reflect the relative accuracy of the estimates. Underground Mineral Reserves are reported at various cut-off grades and mining costs.  Mineral Reserves for open pit, underground and stockpiles/work-in-progress for Candelaria are reported at cut-off grades of 0.25%, 0.81% and 0.24% copper, respectively.  Underground Mineral Reserves for Ojos (Santos and Alcaparrosa) are reported at cut off grades of 0.84% and 0.75% copper, respectively

**     Work in Progress (WIP) Stockpiles.

Mineral Reserves and Resources for the Candelaria project were estimated by Freeport and audited by SRK Consulting (Canada) Inc. Qualified Persons as defined in NI 43-101 are Jean-Francois Couture, P.Geo., Glen Cole, P.Geo., Gary Poxleitner, P.Eng., Adrian Dance, P.Eng., and Cam Scott, P.Eng., from SRK Consulting (Canada) Inc. and John Nilsson, P.Eng., from Nilsson Mine Services Ltd.

Mining Operations

The open pit mine operates with an overall mining rate of approximately 270,000 tonnes per day including 66,000 tonnes per day of ore sent to the Candelaria concentrator. The average grade of the ore mined from the open pit over the remaining life of mine is 0.57% copper while stockpiled work in progress material averages 0.36% copper.

The open pit was designed to be mined in several phases of development. As of December 2013, five phases of development remain in the life of mine plan (Phases 8 to 12). The overall strip ratio is 2.9:1 excluding stockpiles. The total in-pit waste is 752.0 million tonnes and the overall life of the open pit mine is 14 years.

The Candelaria Norte underground mine produces 6,000 tonnes per day. The Alcaparrosa underground mine produces 4,000 tonnes per day of ore and Santos produces 3,800 tonnes per day. The mining method in all three underground mines is sublevel open stoping.

CCMC and CCMO operate their own processing plants. The Candelaria processing plant receives ore from the open pit and Candelaria Norte and Alcaparrosa underground mines. It has a nominal capacity of 75,000 tonnes per day. The PAC processing plant receives ore from the Santos underground mine and has a design capacity of 3,800 tonnes per day.

The Candelaria processing plant flowsheet is conventional comprising two parallel process lines for grinding and flotation, final concentrate filtration, and shipping of bulk copper concentrates. Run of mine ore is trucked to a primary gyratory crusher. Grinding takes place in a multi-stage closed circuit using SAG mills, ball mills, and pebble crushing. A multi-stage flotation circuit using an arrangement of mechanical cells, regrind mills, and column cells produces copper concentrate. Final flotation copper concentrate with gold and silver by-product metals is thickened, filtered, and stored on site. Final flotation tails are conventionally thickened and disposed of in a rockfill embankment tailings storage facility.

The PAC concentrator has been in operation since 1929. The PAC concentrator flowsheet comprises a closed-circuit crushing plant including a primary jaw crusher, a secondary cone crusher, and two tertiary cone crushers. The grinding circuit has three ball mills operating in parallel and in direct closed-circuit with hydro-cyclone classification. The flotation plant uses conventional multi-stage, mechanical, self-aspired and forced-air flotation cells, regrind milling, and column cells for the final concentrate cleaning stage. Final concentrate is thickened and filtered using a ceramic disc filter. Final flotation tailings from the PAC plant are pumped to the main Candelaria tailings storage facility.

Copper concentrates containing precious metals are trucked to the Punta Padrones port, near Caldera.

CCMC has an agreement with a third party company to process the Candelaria project’s flotation tailings to produce a magnetite concentrate and this produces an additional source of by-product revenue.

The remaining tailings storage capacity is sufficient to receive tailings until the middle of 2017 at the current production throughput. A new tailings management facility, Los Diques, located to the west of the open pit and plant, is proposed to replace the existing tailings facility when it reaches completion. The site has a total available tailings capacity of 600 million tonnes, exceeding what is required by the current mine life. The Los Diques tailings management facilities were a key part of the “Candelaria 2030 - Project Operational Continuity”

Environmental Impact Assessment that was submitted to the environmental authorities in September 2013 and is currently under review.

Exploration and Development

An ongoing multi-year exploration programme is planned for the Candelaria project.  In 2015, 1,240 metres of development and 106,000 metres of diamond core drilling are planned. Drilling will continue to target lateral extensions of the mineralization, with the objective of generating additional Mineral Resources and Reserves. This will contribute to extending the underground mine lives. A district exploration programme will also commence with the establishment of a district-wide database and a 3D model.

RESERVES DATA AND OTHER OIL & GAS INFORMATION

GLJ was engaged by Franco-Nevada to evaluate the crude oil & natural gas reserves of its producing Oil & Gas properties and the value of future net revenue attributable to such reserves. GLJ has prepared a report in accordance with the requirements of NI 51-101. The GLJ Report has an effective date of December 31, 2014.  The GLJ Report was prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”).

All evaluations of future revenue contained in the GLJ Report are after the deduction of royalties, development costs, production costs and well abandonment costs of all wells to which reserves have been attributed, but before consideration of indirect costs such as general and administrative, overhead recovery and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the notes to the tables. The recovery and reserves estimates described herein are estimates only. The actual reserves may be greater or less than those calculated.

Oil & Gas Abbreviations and Conversions

Oil & Natural Gas Liquids		Natural Gas
bbl	barrel	Bcf	billion cubic feet
bbls/d	barrels per day	Mcf	thousand cubic feet
Mbbls/d	thousand barrels per day	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBtu	million British thermal units
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas or 1bbl of oil	Mcfe	thousand cubic feet of gas equivalent
Boe/d	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate
API	American Petroleum Institute

Oil & Gas Information Advisory

In this AIF, certain natural gas volumes have been converted to barrels of oil equivalent on the basis of six Mcf to one bbl.  Boe, Mboe, MMboe and related terms may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.  Estimates of future net revenue presented below do not represent fair market value.

Reserves Data (Forecast Prices and Costs)

The following table sets forth a summary of the crude oil & natural gas reserves and the value of future net revenue of Franco-Nevada as at December 31, 2014 as evaluated by GLJ in the GLJ Report using forecast prices and costs. The pricing used in the forecast price evaluation is set forth below under the heading

“Forecast Prices and Costs”. Some of the tables may not add due to rounding.  All reserves are in Canada.  See “Cautionary Regarding Mineral and Oil and Gas Reserve and Resource Estimates”.

	Light & Medium Oil		Heavy Oil		Natural Gas		NGLs		Total Oil Equivalent
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Proved
Producing	16,058	15,257	—	4	1	6,286	183	350	16,241	16,658
Developed Non-Producing	762	662	—	—	—	—	—	—	762	662
Undeveloped	4,151	3,845	—	—	—	—	—	—	4,151	3,845
Total Proved	20,971	19,763	—	4	1	6,286	183	350	21,155	21,165
Total Probable	7,414	6,821	—	2	—	2,107	61	116	7,475	7,290
Total Proved Plus Probable	28,385	26,584	—	6	1	8,393	244	466	28,630	28,455

The following tables set forth the net present value of future net revenue attributable to the reserves categories referred to above, before and after deducting future income tax expenses, calculated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
			(C$000)

Proved Producing	$828,986	$557,513	$410,047	$319,912	$260,264
Developed Non-Producing	54,764	30,562	17,881	11,098	7,274
Undeveloped	198,776	94,080	43,956	18,118	4,022

Total Proved	1,082,525	682,155	471,885	349,129	271,560
Total Probable	524,031	252,984	143,263	90,606	61,957

Total Proved Plus Probable	$1,606,556	$935,139	$615,148	$439,735	$333,517

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
			(C$000)

Proved Producing	$725,286	$490,725	$364,110	$286,737	$235,380
Developed Non-Producing	39,042	22,195	13,054	8,118	5,328
Undeveloped	145,220	67,976	30,826	11,582	1,023

Total Proved	909,548	580,896	407,990	306,436	241,730
Total Probable	383,625	185,032	104,796	66,359	45,476

Total Proved Plus Probable	$1,293,173	$765,927	$512,786	$372,796	$287,206

The following table sets forth the undiscounted future net revenue attributable to proved and proved plus probable reserves (in total) as of December 31, 2014 is set forth below:

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Total Proved (C$000)	$2,137,853	$374,000	$594,478	$38,141	$48,708	$1,082,525	$172,977	$909,548
Total Proved Plus Probable (C$000)	$3,063,197	$544,810	$811,033	$45,748	$55,050	$1,606,556	$313,383	$1,293,173

The following table sets forth the net present value of future net revenue (before deducting future income tax expenses), by production group, estimated using forecast prices and costs and calculated using a discount rate of 10%:

Reserves Category	Production group	Net present value of future net revenue before income taxes (discounted at 10% per year)(1) (C$000)	$/boe	$/Mcfe
Total Proved
	Light & Medium Oil(2)	452,788	22.68	3.78
	Natural Gas(3)	19,097	15.96	2.66
	Total	471,885	22.30	3.72
Total Proved Plus Probable
	Light & Medium Oil(2)	591,094	22.01	3.67
	Natural Gas(3)	24,054	15.07	2.51
	Total	615,148	21.62	3.60

(1)        Other Company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on the Company’s net reserves.

(2)         Including solution gas and other by-products.

(3)         Including by-products but excluding solution gas.

Forecast Prices and Costs

The following table sets forth forecast prices and costs pricing assumptions used in the GLJ Report with respect to net present values of future net revenue as well as the inflation rates used for operating and capital costs. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101. The crude oil & natural gas forecast prices are based on the January 1, 2015 posted price as determined by GLJ. The forecast price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report.

Year	WTI @ Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil (40 API at Edmonton) ($C/bbl)	WCS Stream Quality at Hardisty ($C/bbl)	Canadian Natural Gas Price (AECO- C/NIT) ($C/MMbtu)	NGL Edmonton Propane ($C/bbl)	NGL Edmonton Butane ($C/bbl)	NGL Edmonton Pentanes Plus ($C/bbl)	Inflation %/year	Exchange Rate $US/$C
2015	62.50	64.71	54.35	3.31	19.63	52.91	69.24	2.0	0.850
2016	75.00	80.00	67.20	3.77	32.00	60.80	85.60	2.0	0.875
2017	80.00	85.71	72.00	4.02	38.57	65.14	91.71	2.0	0.875
2018	85.00	91.43	76.80	4.27	41.14	69.49	97.83	2.0	0.875
2019	90.00	97.14	81.60	4.53	43.71	73.83	103.94	2.0	0.875
2020	95.00	102.86	86.40	4.78	46.29	78.17	110.06	2.0	0.875

Year	WTI @ Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil (40 API at Edmonton) ($C/bbl)	WCS Stream Quality at Hardisty ($C/bbl)	Canadian Natural Gas Price (AECO- C/NIT) ($C/MMbtu)	NGL Edmonton Propane ($C/bbl)	NGL Edmonton Butane ($C/bbl)	NGL Edmonton Pentanes Plus ($C/bbl)	Inflation %/year	Exchange Rate $US/$C
2021	98.54	106.18	89.19	5.03	47.78	80.70	113.62	2.0	0.875
2022	100.51	108.31	90.98	5.28	48.74	82.31	115.89	2.0	0.875
2023	102.52	110.47	92.79	5.53	49.71	83.96	118.20	2.0	0.875
2024	104.57	112.67	94.65	5.71	50.70	85.63	120.26	2.0	0.875
2025+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.875

Reconciliation of Changes in Reserves

The table below is a reconciliation of Company gross reserves and is provided to satisfy the requirement of NI 51-101.  Under NI 51-101, Company gross reserves include only working interests before the deduction of royalties payable to others and do not include any royalties receivable.  As a portion of Franco-Nevada’s assets are royalty interests, they are excluded from this table.  This hinders an investor’s ability to compare its reserves to others in the industry.  Therefore, in addition to presenting the reconciliation using Company gross reserves, a reconciliation using the Company’s net interest reserves is also presented.  The Company’s net interest reserves are defined here as the Company gross working interest reserves, before payment of royalties to others, plus Company net royalty interest reserves.

December 31, 2014
Reconciliation of Company Gross Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2013	20,550	8,997	29,547	0	0	0	193	64	257	20,742	9,061	29,804
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	1,711	(1,582)	130	0	0	0	0	0	0	1,711	(1,582)	130
Technical Revisions	3	(1)	2	2	0	2	4	(3)	1	7	(4)	3
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(1,293)	0	(1,293)	(1)	0	(1)	(13)	0	(13)	(1,306)	0	(1,306)
December 31, 2014	20,971	7,414	28,385	1	0	1	183	61	245	21,155	7,475	28,630

*                 The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

December 31, 2014
Reconciliation of Company Net Interest Reserves
by Principal Product Type

Forecast Prices and Costs

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2013	22,113	9,527	31,640	7,783	3,586	10,369	390	135	525	23,800	10,093	33,893
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	57	25	82	29	10	39	0	0	0	62	26	88
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0

	Total Oil			Residue & Solution Gas			Natural Gas Liquids			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
Improved Recovery*	1,765	(1,632)	133	0	0	0	0	0	0	1,765	(1,632)	133
Technical Revisions	11	(3)	8	(203)	(489)	(692)	14	(18)	(4)	(9)	(102)	(111)
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(1.455)	0	(1.455)	(1,323)	0	(1,323)	(48)	0	(48)	(1,723)	0	(1,723)
December 31, 2014	22,491	7,917	30,408	6,286	2,107	8,393	356	118	474	23,895	8,385	32,280

*                 The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves on a forecast price and cost basis have been estimated in accordance with procedures and standards contained in the COGE Handbook. Franco-Nevada holds both non-operating working interests and royalty interests in its oil & gas assets and, therefore, does not principally determine the development schedule of these oil & gas assets.  The operators of these assets determine the development of these assets and Franco-Nevada’s role, as a working interest holder, will be limited to paying its working interest share of the expenses associated therewith. For proved undeveloped properties, see the preceding charts under “Reserves Data (Forecast Prices and Costs)”, “Net Present Values of Future Net Revenue (Before Income Taxes)” and “Net Present Values of Future Net Revenue (After Income Taxes)”.

Company Gross Reserves First Attributed by Year

Proved Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
2011	35	429	—	—	—	—	—	171	35	600
2012	437	4,639	—	—	—	—	—	171	437	4,810
2013	85	3,216	—	—	—	—	—	—	85	3,216
2014	1,844	4,151	—	—	—	—	—	—	1,844	4,151

*                 “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Probable Undeveloped Reserves

	Light & Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
2011	15	340	—	—	—	—	—	42	15	382
2012	556	5,020	—	—	—	—	—	42	556	5,062
2013	33	3,678	—	—	—	—	—	—	33	3,678
2014	123	2,067	—	—	—	—	—	—	123	2,067

*                “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.  As circumstances change and additional data becomes available, reserve estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production.  These revisions can be either positive or negative.

The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

The evaluated oil & natural gas assets have no material extraordinary risks or uncertainties beyond those which are inherent in an oil & natural gas producing company.  See “Risk Factors — Risks Related to Mining Operations and Oil & Natural Gas Operations”.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to Franco-Nevada’s proved reserves reported in the GLJ Report using forecast prices and costs.

	Annual Capital Expenditure (C$000)
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	Remainder	Total	Total 10% Discounted
Total Proved	5,212	4,918	5,132	3,299	2,731	1,951	1,799	1,835	1,188	1,082	944	803	7,247	38,141	23,365
Total Proved Plus Probable	5,358	6,464	5,454	3,954	3,759	1,951	1,799	1,835	1,825	1,848	1,150	1,047	9,306	45,748	27,304

Franco-Nevada expects to fund its estimated future development costs from working capital.  Franco-Nevada does not anticipate that such costs will make development of any asset uneconomic or will have any material impact on disclosed reserves or future net revenue.  All costs are to be incurred in Canada.

Other Oil & Gas Information

Forward Contracts

Franco-Nevada does not have any forward contracts for oil or natural gas.

Additional Information Concerning Abandonment and Reclamation Costs

Franco-Nevada is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its oil, gas and NGL assets (including surface leases, wells, facilities and pipelines) upon abandonment only in respect of its working interests including its net royalty interest in the Weyburn Unit. There are no ongoing obligations of Franco-Nevada on its royalty interests in oil & natural gas assets.  Franco-Nevada identifies obligations related to its oil, gas and NGL assets by estimating the present value of expected future costs to abandon existing and future reserves wells.  These costs do not include non-reserves wells, pipelines, production facilities or site reclamation and the timing of costs to be incurred in future periods.

Franco-Nevada anticipates the total amount of such costs to be approximately C$48,708,000 on an undiscounted basis (approximately C$8,599,000 discounted at 10 percent). Of this amount, Franco-Nevada anticipates that approximately C$947,000 (undiscounted) will be incurred in the next three financial years.

Tax Horizon

Franco-Nevada is taxable at an expected rate of approximately 26.92% on the revenue from the oil & natural gas royalty and working interests.

Costs Incurred

The following table sets out Franco-Nevada’s property acquisition, exploration and development costs for the fiscal year ended December 31, 2014.

	Proved			Unproved
Location	Property Acquisition	Exploration	Development	Property Acquisition	Total
Canada (C$000)	$—	$—	$4,409	$—	$4,409

Exploration and Development Activities

The following table summarizes the number and type of wells that Franco-Nevada drilled or participated in drilling for the fiscal year ended December 31, 2014.  All of Franco-Nevada’s current exploration and development activities are in Canada.

			Net Wells Drilled
	Gross	Net	Oil Wells	Gas Wells	Service Wells	Dry Wells	Stratigraphic Test Wells
Exploratory Wells	—	—	—	—	—	—	—
Development Wells	14	2.0	0.7	—	1.3	—	—

Total (Canada)	14	2.0	0.7	—	1.3	—	—

Production Estimates

The following tables present GLJ’s forecasted case for proved and proved plus probable average daily production by product type for 2015. All production is from Canada. The production of oil and natural gas liquids from the Weyburn Unit NRI is expected to account for 64% of Franco-Nevada’s net working interest plus net royalty interest total proved plus probable production of natural gas, natural gas liquids and oil for the 12 months ended December 31, 2015. The Weyburn Unit NRI is expected to account for 74% of all net working interest plus net royalty interest total proved plus probable oil production and 25% of all net working interest plus net royalty interest total proved plus probable natural gas liquids production.

2015 Average Daily Production from Total Proved Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil Liquids		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved
Weyburn Unit NRI	3,000	2,748	0	0	0	0	21	21
Other Properties	650	976	0	3	3	3,048	4	83
Total: Total Proved	3,650	3,724	0	3	3	3,048	26	104

2015 Average Daily Production from Total Proved Plus Probable Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved Plus Probable
Weyburn Unit NRI	3,141	2,874	0	0	0	0	29	28
Other Properties	679	1,020	0	4	3	3,090	6	86
Total: Total Proved Plus Probable	3,820	3,894	0	4	3	3,090	34	114

Production History

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average daily production volumes for oil, natural gas and natural gas liquids, before deduction of royalties, for each fiscal quarter in 2014.

	Average Daily Production (boe/d)*
2014	Oil	Natural Gas	Natural Gas Liquids	Total
First Quarter	2,251	607	143	3,001
Second Quarter	2,586	592	95	3,273
Third Quarter	2,612	607	86	3,305
Fourth Quarter	1,797	621	91	2,509

*                 Reflects net production from Weyburn Unit NRI.

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average prices received, royalties paid, production costs and resulting netback for oil, natural gas and natural gas liquids for each fiscal quarter in 2014.

Oil ($C/bbl)	Q1	Q2	Q3	Q4
Price received	$91.92	$97.82	$88.80	$69.85
Royalties Paid	4.16	4.95	4.04	4.22
Production costs	4.30	3.97	3.77	6.68

Netback	$83.64	$88.90	$94.86	$58.95

Natural Gas ($C/Mcf)	Q1	Q2	Q3	Q4
Price received	$3.19	$5.04	$3.48	$2.39
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$3.19	$5.04	$3.48	$2.39

NGL($C/bbl)	Q1	Q2	Q3	Q4
Price received	$82.37	$71.57	$65.72	$52.51
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$82.37	$71.57	$65.72	$52.51

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ net production volumes for oil, natural gas and natural gas liquids, for the twelve months ended December 31, 2014.

Production (Mboe)	Oil	Natural Gas	Natural Gas Liquids	Total

Weyburn Unit	714.5	—	—	714.5
Midale Unit	43.2	—	—	43.2
Edson	—	130.0	37.8	167.8

Production (Mboe)	Oil	Natural Gas	Natural Gas Liquids	Total
Other	85.7	91.5	—	177.3

Total	843.5	221.5	37.8	1,102.8

Definitions, Notes and Other Cautionary Statements

In the tables set forth above under the subheading “Statement of Reserves Data and Other Oil & Natural Gas Information” and elsewhere in this AIF, unless otherwise indicated, the following definitions and other notes are applicable.

“Gross” means:

(a)                                 in relation to the Corporation’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation;

(b)                                 in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)                                  in relation to properties, the total area of properties in which the Corporation has an interest.

“Net” means:

(a)                                 in relation to the Corporation’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation’s royalty interests in production or reserves;

(b)                                 in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)                                  in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

Definitions of Reserves:

Reserves Categories

Reserves are estimated remaining quantities of oil & natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a)                                 analysis of drilling, geological, geophysical and engineering data;

(b)                                 the use of established technology; and

(c)                                  specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)                                 Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)                                 Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)                                  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a)                                 Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

(i)                                     Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)                                  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)                                 Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserve entities” (which refers to the lowest level at which reserves calculations are performed) and to “reported reserves” (which refers to the highest level sum of individual entity estimates for which reserves are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)                                 at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b)                                 at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

(c)                                  at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Future Income Tax Expense

Future income tax expenses are estimated:

(a)                                 making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes between oil & gas activities and other business activities;

(b)                                 without deducting estimated future costs that are not deductible in computing taxable income;

(c)                                  taking into account estimated tax credits and allowances; and

(d)                                 applying to the future pre-tax net cash flows relating to the Corporation’s oil & gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

“Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil & gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)                                 gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)                                 drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)                                  acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)                                 provide improved recovery systems.

“Development well” means a well drilled inside the established limits of an oil & gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

“Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil & gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)                                 costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)                                 costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)                                  dry hole contributions and bottom hole contributions;

(d)                                 costs of drilling and equipping exploratory wells; and

(e)                                  costs of drilling exploratory type stratigraphic test wells.

“Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

“Service well” means a well drilled or completed for the purpose of supporting production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

Numbers may not add due to rounding.

The estimates of future net revenue presented do not represent fair market value.

The forecast price and cost assumptions assume the continuance of current laws and regulations.

See “Cautionary Note Regarding Mineral and Oil and Gas Reserve and Resource Estimates”.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Franco-Nevada. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, stream, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its asset portfolio, working interests and investments will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, working interests and investments. Franco-Nevada’s revenue will be particularly sensitive to changes in the price of gold, oil, natural gas, PGM and copper, as the revenue from these commodities represents the majority of the cash flow derived from the asset portfolio. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant oil & natural gas producing countries. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Gold, silver, and/or PGM are produced or will be produced as a by-product metal at some of the assets including the Candelaria project, Palmarejo project, Sudbury project, MWS project, Cooke 4 project and Cobre Panama, therefore, production decisions and the economic cut-off applied to the reporting of gold, silver and PGM reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.  To some extent risks related to this will be mitigated by Franco-Nevada in respect of Cobre Panama as gold and silver deliveries under the stream are initially tied to the production of copper, the primary product to be produced at such project and the Candelaria project as gold and silver deliveries under the stream are subject to recovery collars.

For Mineral Assets that are subject to stream agreements where there is a fixed price payable per ounce, in the event that the price of gold falls below the fixed price per ounce (subject to inflation adjustment), Franco-Nevada would not realize any profits.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third party property owners and operators, and Franco-Nevada has limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

Franco-Nevada is not directly involved in the operation of mines.  The revenue derived from the asset portfolio is based on production by third party property owners and operators.  The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations.  Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations.  The inability of Franco-Nevada to control the operations for the properties in which it has a royalty, stream or working interest may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  In addition, the owners or operators may take action contrary to Franco-Nevada’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Franco-Nevada; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party arrangements.

Franco-Nevada may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.  At any time, any of the operators of the properties in which it holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which Franco-Nevada holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Franco-Nevada has little or no control.  If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Franco-Nevada.  If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Franco-Nevada may be difficult or impossible to predict.

Franco-Nevada will have limited access to data and disclosure regarding the operation of properties, which will affect its ability to assess the royalty’s/stream’s performance

As a royalty/stream holder, Franco-Nevada has varying access to data on the operations or to the actual properties themselves.  This could affect its ability to assess the performance of the royalty/stream.  This could result in delays in cash flow from that which is anticipated by Franco-Nevada based on the stage of development of the properties covered by the asset portfolio.  In addition, some royalties/streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties/streams and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties/streams. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  Although when creating new royalty or stream agreements, we attempt to obtain these rights, there is no assurance that our efforts will be successful.

Franco-Nevada depends on its operators for the calculation of royalty/stream payments.  It may not be able to detect errors and payment calculations may call for retroactive adjustments

Franco-Nevada’s royalty/stream payments are calculated by the operators of the properties on which Franco-Nevada has royalties/streams based on the reported production.  Each operator’s calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator.  Certain royalty/stream agreements require the operators to provide Franco-Nevada with production and operating information that may, depending on the completeness and accuracy of such information, enable Franco-Nevada to detect errors in the calculation of royalty/stream payments that it receives.  Franco-Nevada does not, however, have the contractual right to receive production information for all of its royalty/stream interests.  As a result, Franco-Nevada’s ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Franco-Nevada will need to make retroactive royalty/stream revenue adjustments.  Some of our royalty/stream contracts provide us the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following our recognition of the royalty/stream revenue and may require us to adjust our revenue in later periods.

The Candelaria project stream is significant to Franco-Nevada and other assets and properties may become significant to Franco-Nevada from time to time and any adverse development related to any such assets will affect the revenue derived from such assets

The stream on the Candelaria project is currently significant to Franco-Nevada, although as new assets are acquired or move into production, the materiality of this asset will be reconsidered.  Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the Candelaria project or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that Franco-Nevada receives and may have a material and adverse effect on Franco-Nevada’s profitability, financial condition and results of operations.  As mines on which Franco-Nevada has royalties/streams mature, it can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

Franco-Nevada is dependent on the payment of royalties/streams by the owners and operators of the relevant properties and any delay in or failure of such royalty/stream payments will affect the revenues generated by the asset portfolio

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property.  This inhibits Franco-Nevada’s ability to collect outstanding royalties/streams upon a default.  Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Franco-Nevada’s ability to recover or obtain equitable relief in the event of a default under such agreements.  In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Franco-Nevada should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty or stream agreement should be terminated in the insolvency proceeding.  Failure to receive payments from the owners and operators of the relevant properties or termination of Franco-Nevada’s rights may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Certain royalty/stream interests and working interests are subject to rights in favour of others or third parties that could adversely affect the revenues generated from the asset portfolio

Some royalty/stream interests and working interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream, (ii) pre-emptive rights pursuant to which parties to operating and royalty/stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty/stream to Franco-Nevada, or (iii) claw back rights pursuant to which the seller of a royalty/stream to Franco-Nevada has the right to re-acquire the royalty/stream. Holders may exercise these rights such that certain royalty/stream interests and working interests would not be available to Franco-Nevada.

The asset portfolio includes a number of royalty interests based on net profits, and the revenue derived from such royalty interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the asset portfolio

Franco-Nevada holds a number of net profit royalties, equity interests and working interests in its asset portfolio. These royalties and other interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating the royalty payable to Franco-Nevada. These cost pressures include costs of labour, equipment, fuel, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the revenue received by Franco-Nevada. This will affect overall revenue generated by the asset portfolio which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operations.

Franco-Nevada may enter into acquisitions or other material royalty or streaming transactions at any time

Franco-Nevada is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects or to acquire companies that hold royalties or streams.  At any given time Franco-Nevada has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions.  This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities.  Any such acquisition or transaction could be material to Franco-Nevada and may involve the issuance of securities by Franco-Nevada or the incurring of indebtedness to fund any such acquisition.  In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Franco-Nevada may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to Franco-Nevada, even if such restructuring may reduce near-term revenues or result in Franco-Nevada incurring transaction related costs.

Franco-Nevada may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties/streams and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and retaining qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty/stream interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalties, streams and other investments in mineral and oil & natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil & natural gas interests, and there is a limited supply of desirable mineral and oil & natural gas interests. The mineral exploration and mining and oil & natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and oil & natural gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Franco-Nevada may be at a competitive disadvantage in acquiring interests in these natural resource properties, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring new natural resource properties and royalty/stream interests.  In addition, Franco-Nevada may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Royalty/stream and other interests may not be honoured by operators of a project

Royalty/stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty/stream and other interests do not abide by their contractual obligations, Franco-Nevada would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success.  Any pending proceedings or actions or any decisions determined adversely to Franco-Nevada, may have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

There may be unknown defects in the asset portfolio

A defect in a royalty, stream, working interest or equity interest and/or the underlying contract may arise to defeat or impair the claim of Franco-Nevada to such royalty, stream, working interest or equity interest. When Franco-Nevada acquired assets from Newmont it was not provided with title representations and warranties relating to the royalties and various equity interests in the Newmont acquisition agreement. Newmont only represented that it would transfer the extent of its interest in the assets to Franco-Nevada. If there was a defect in Newmont’s interest in the royalties, working interest or equity interest and/or the underlying contract, Franco-Nevada will not have any recourse against Newmont under the Newmont acquisition agreement.  Unknown defects in the royalty, stream or other assets of Franco-Nevada may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Current global financial conditions continue to be challenging

Global financial conditions have been characterized by ongoing volatility.  Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises.  Global capital markets have continued to display increased volatility in response to global events.  Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.

Any sudden or rapid destabilization of global economic conditions could negatively impact Franco-Nevada’s ability, or the ability of the operators of the properties in which Franco-Nevada holds royalties, streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects.  Additionally, Franco-Nevada may be subject to counterparty risk and liquidity risk.  Franco-Nevada is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold Franco-Nevada’s cash, (ii) through companies that have payables to Franco-Nevada, (iii) through Franco-Nevada’s insurance providers, and (iv) through Franco-Nevada’s lenders. Franco-Nevada is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of Franco-Nevada to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to Franco-Nevada.  If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Franco-Nevada’s operations could be adversely impacted and the trading price of Franco-Nevada securities could be adversely affected.

Franco-Nevada’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s Board of Directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada currently pays a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Changes in tax legislation or accounting rules could affect the profitability of Franco-Nevada

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Mexico, Barbados, Australia, Chile or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation.  No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.  In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by Franco-Nevada less attractive to counterparties.  Such changes could adversely affect Franco-Nevada’s ability to acquire new assets or make future investments.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and, to the extent that such other companies may participate in the same ventures in which Franco-Nevada participates, or in ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties/streams, or mineral or oil & natural gas property investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and Franco-Nevada may have to raise additional capital through the issuance of additional equity, which could result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Franco-Nevada may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty/stream interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise have been focused on the acquisition and management of royalty/stream interests.  Franco-Nevada may pursue acquisitions outside this area, including acquiring and/or investing in, developing resource projects.  Expansion of Franco-Nevada’s activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil & Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty/stream interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada holds or has a royalty/stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners).  As a royalty/stream holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Risks Related to Mining Operations and Oil & Natural Gas Operations

Franco-Nevada is subject to the same risk factors as the properties in which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals or oil & natural gas from, or the continued operation of, the properties in which Franco-Nevada holds a royalty, stream or interest, Franco-Nevada will be subject to the risk factors applicable to the owners and operators of such mines or projects.

The inability to add additional reserves to its asset portfolio through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets could adversely affect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil & natural gas reserves on assets underlying the royalty/stream interests and on which Franco-Nevada has a royalty, stream or other interest.  Reserves are continually being depleted through extraction and the long-term viability of Franco-Nevada’s asset portfolio depends on the replacement of reserves through new producing assets and increases in reserves on existing producing assets. While Franco-Nevada may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the asset portfolio. Even in those cases where a significant mineral or oil & natural gas deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Reserves and resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The mineral and oil & natural gas reserves and resources on properties underlying Franco-Nevada’s royalty, stream or other interests are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals and oil & natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty/stream interests unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience.  The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty/stream interests constitute or will be converted into reserves.

Any of the foregoing factors may require operators to reduce their reserves and resources, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil & natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil & natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty/stream interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Title defects may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty, stream or other interests or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty, stream or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by Franco-Nevada in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Accordingly, the holder of such interests may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty, stream or other interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The operations in which Franco-Nevada holds a royalty, stream or other interest require various property rights, permits and licenses in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil & natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own assets and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty/stream interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-

Nevada or the owners or operators of those properties in which Franco-Nevada holds a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil & natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada is exposed to risks related to the permitting, construction, development and/or expansion in relation to the projects and properties it holds a royalty, stream or other interest

Many of the projects or properties in which Franco-Nevada holds an interest in are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in which Franco-Nevada holds an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil & natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species.  Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material.  In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in lands use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by Franco-Nevada, as an owner or operator of a property, or by owners or operators of properties underlying the asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty/stream, which could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additional costs may be incurred as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions

Franco-Nevada acknowledges climate change as an international and community concern.  Franco-Nevada supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change.  In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels.  Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent.  Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation.  However, if the current regulatory trend continues, Franco-Nevada expects this may result in increased costs at some of the operations underlying its royalty/stream interests.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty, stream or other interests

The properties on which Franco-Nevada holds or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil & natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Franco-Nevada holds a royalty, stream or other interest. In certain areas where Franco-Nevada holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additionally, Franco-Nevada is indirectly exposed to the risks faced by the owners and operators of the properties in which Franco-Nevada holds or will hold royalties, streams or other interests in foreign jurisdictions.  These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Changes to western Canadian provinces’ royalty framework may have an adverse effect on the revenue generated by Oil & Gas Assets

In addition to federal regulation, each Canadian province has legislation and regulations that govern royalties, production rates and other matters.  The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulfur and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties.  Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions.  These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays, or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Any increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s Oil & Gas Assets which may materially and adversely affect its profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Proposed changes to U.S. federal mining and public land law could impose, among other things, royalties and fees paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposal of metallic minerals on lands owned by the federal government.  Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal lands.  The U.S. President’s proposed budgets for fiscal years 2015 and 2016 include the proposal to amend the U.S. mining law to impose a royalty on the production of select hardrock minerals, such as silver, gold and copper, from U.S. federal lands, and a reclamation fee on production from federal and other lands.  In addition, legislation has been introduced in the U.S. Congress to implement the President’s proposal to amend the mining law.  Such legislation, if enacted by the U.S. Congress, could substantially increase the cost of holding mining claims and could reduce the revenue Franco-Nevada receives from royalties on unpatented mining claims, and to a lesser extent, on other lands in the United States.  Moreover, such legislation could significantly impair the ability of owners of properties subject to Franco-Nevada’s royalties to develop mineral resources on unpatented mining claims.  Although it is impossible at this time to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal lands.  Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Adequate infrastructure may not be available to develop the properties in which Franco-Nevada has an interest

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which Franco-Nevada has a royalty/stream interest.

North American crude oil price differentials are expected to continue to be volatile throughout 2015 which will have an impact on crude oil prices for Canadian producers. Overall, supply in excess of current pipeline and refining capacity is expected to exist. Material structural changes are required to reduce these bottlenecks and the resulting price discounts. There are numerous projects proposed to alleviate pipeline bottlenecks in the United States, expand refinery capacity and expand or build new pipelines in Canada and the United States to source new markets, some of which are in the regulatory application phase. There can be no assurance that such regulatory approvals will be secured on a timely basis or at all.

Production is dependent on operators’ employees

Production from the properties in which Franco-Nevada holds an interest depends on the efforts of operators’ employees.  There is competition for geologists and persons with mining and oil & gas expertise.  The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations.  Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted.  Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Franco-Nevada.  If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Franco-Nevada.

Franco-Nevada is subject to risks related to certain operations in Africa

Certain operators are subject to risks normally associated with the conduct of business in Africa.  Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, Black Economic Empowerment participation requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs.  The above risks may limit, disrupt or negatively impact the operator’s business activities.

Franco-Nevada is subject to risks related to indigenous people

Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other materials relate to the rights of indigenous peoples. Franco-Nevada holds royalty/stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. Franco-Nevada’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which Franco-Nevada holds a royalty or stream.  Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against Franco-Nevada or the operators’ activities.  Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people.  Claims and protests of indigenous peoples may disrupt or delay activities of the operators of Franco-Nevada’s royalty/stream assets.

Risks Related to Franco-Nevada’s securities

Franco-Nevada’s securities are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral and oil & natural gas prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments

A substantial portion of the assets of Franco-Nevada are located outside of Canada.  As a result, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Additional issuance of securities by Franco-Nevada may dilute existing securityholders, reduce some or all of Franco-Nevada’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Franco-Nevada securities or impede Franco-Nevada’s ability to raise future capital

Franco-Nevada may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes.  To the extent additional securities are issued, Franco-Nevada’s existing securityholders could be diluted and some or all of Franco-Nevada’s financial measures could be reduced on a per share basis.  Additionally, Franco-Nevada securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Franco-Nevada’s securities may decline if certain large holders of Franco-Nevada securities or recipients of Franco-Nevada securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities.  In addition, such issuances of securities may impede Franco-Nevada’s ability to raise capital through the sale of additional equity securities in the future.

Franco-Nevada may be, or may become, a “passive foreign investment company,” which may result in adverse tax consequences for United States investors

If Franco-Nevada were to constitute a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Common Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Franco-Nevada will be treated under the PFIC rules. Franco-Nevada believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2014, and, based on its current and anticipated business activities and financial expectations, Franco-Nevada expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. However, Franco-Nevada believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Franco-Nevada. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of Franco-Nevada concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Franco-

Nevada’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of Franco-Nevada.

This risk factor is qualified in its entirety by the discussion set forth under the heading, “Certain United States Federal Income Tax Considerations” contained in Franco-Nevada’s Annual Report on Form 40-F which has been filed with the SEC and can be found at the SEC’s website www.sec.gov.

Franco-Nevada’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Franco-Nevada’s compliance costs and the risk of noncompliance, which could have an adverse effect on the price of Franco-Nevada’s securities

Franco-Nevada is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, and the Financial Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain.  For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted, which directs the SEC to adopt rules that will require Franco-Nevada to disclose on an annual basis certain payments made by Franco-Nevada, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments.  Previously adopted rules have been vacated by court ruling and have not yet been re-proposed.  Further, Franco-Nevada’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Franco-Nevada may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of Franco-Nevada’s internal control over financial reporting and an attestation report by Franco-Nevada’s independent auditors addressing this assessment beginning with the fiscal year ended December 31, 2012.  While Franco-Nevada’s internal controls over financial reporting for the year ended December 31, 2014 were effective, Franco-Nevada may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Franco-Nevada may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX.  Franco-Nevada’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Franco-Nevada’s business and negatively impact the trading price of its Common Shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Franco-Nevada’s operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies may provide Franco-Nevada with challenges in implementing the required processes, procedures and controls in its acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Franco-Nevada.

No evaluation can provide complete assurance that Franco-Nevada’s internal control over financial reporting will detect or uncover all failures of persons within Franco-Nevada to disclose material information otherwise required to be reported.  The effectiveness of Franco-Nevada’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, should Franco-Nevada expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Franco-Nevada continue to improve its internal control over financial reporting.  Although Franco-Nevada intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Franco-Nevada cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”.  As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operations and financial condition.

DIVIDENDS

Franco-Nevada declares its dividends in US dollars.  The following tables set forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years in US dollars and the Canadian dollar equivalent.

Dividends Paid in US$ (in millions)	2014	2013	2012
Per Common Share (in dollars)	$0.78	$0.72	$0.54
Cash payments	$90.7	$101.8	$77.9
DRIP payments(1)	$27.3	$2.6	—
In aggregate(1)	$118.0	$104.4	$77.9

(1)     For 2014 and 2013, includes DRIP payments which were satisfied by the issuance of 534,104 and 63,701 DRIP shares respectively.

Dividends Paid in C$ (in millions)	2014	2013	2012
Per Common Share (in dollars)(1)	$0.87	$0.75	$0.54
Cash payments(1)	$101.3	$105.5	$77.9
DRIP payments(1)(2)	$30.4	$2.7	—
In aggregate(1)(2)	$131.7	$108.2	$77.9

(1)     The exchange rate used to convert the dividends to C$ is the noon rate posted by the Bank of Canada on the day before the dividend declaration date.

(2)     For 2014 and 2013, includes DRIP payments which were satisfied by the issuance of 534,104 and 63,701 DRIP shares respectively.

Franco-Nevada has adopted a dividend policy to pay an adequate sustainable dividend as determined by its Board of Directors to qualify its Common Shares for large generalist institutional funds. In July 2010, Franco-Nevada began to declare and pay monthly dividends and, effective Q2 2014, the Board of Directors began to pay dividends on a quarterly basis.  The Board of Directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments.  It is expected that the Board of Directors will conduct periodic reviews of Franco-Nevada’s dividend policy.

On July 9, 2013, Franco-Nevada adopted a DRIP to provide, among other things, eligible holders of Franco-Nevada’s Common Shares with a means to reinvest dividends declared and payable to them as shareholders (less any withholding tax) in additional Common Shares of Franco-Nevada.  Currently, such Common Shares are issued from treasury at a 3% discount to the market price.  The discount may be adjusted in future but cannot exceed 5%.  Shareholders were able to participate in the DRIP starting with the October 2013 dividend payment.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 25, 2015, 156,480,209 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the Board of Directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

Warrants

Franco-Nevada has outstanding certain warrants to purchase Common Shares, of which the following class is listed and posted for trading.

2017 Warrants

The Corporation has outstanding as of the date hereof 6,510,769 warrants, each warrant entitling the holder to purchase one Common Share upon payment of C$75.00 until June 16, 2017 (the “2017 Warrants”).  In addition, the Corporation has issued one special warrant which is exchangeable into 2,000,000 2017 Warrants upon the holder achieving certain permitting, development and financing criteria.  The 2017 Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.A”.

MARKET FOR SECURITIES

The Common Shares of Franco-Nevada are listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”) in each case under the symbol “FNV”.

The 2017 Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.A”.

Trading Price and Volume

The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the most recently completed financial year.

	Common Shares TSX			Common Shares NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2014
January	55.10	43.38	10,830,167	49.41	40.67	14,821,362
February	59.84	52.24	9,733,927	53.70	47.16	14,066,046
March	59.20	49.90	8,975,443	53.39	45.00	15,744,451
April	53.99	49.08	6,834,722	49.25	44.54	12,102,101
May	54.42	49.28	4,531,384	50.02	45.28	8,940,209
June	61.25	49.67	7,719,119	57.39	45.50	9,060,668
July	64.41	58.79	9,072,516	60.45	54.61	10,847,161
August	67.12	60.12	8,055,542	61.47	54.80	10,923,665
September	61.58	53.21	9,730,708	56.71	47.83	13,390,548
October	63.51	51.01	13,890,656	56.06	45.07	21,616,031
November	63.72	50.94	11,362,462	56.38	44.66	19,039,693
December	62.25	52.89	11,183,382	54.59	45.49	20,476,365
2015
January	73.33	56.08	13,902,338	58.67	47.84	22,007,444
February	74.10	61.88	8,774,254	58.84	49.92	15,043,486
March (1-24)	67.11	58.40	7,220,022	53.61	45.93	13,729,857

The following table sets forth the high and low prices and volumes for the 2017 Warrants traded on the TSX for the most recently completed financial year.

	2017 Warrants
	High C$	Low C$	Volume
2014
January	8.15	5.00	523,196
February	9.33	7.01	165,733
March	9.20	6.10	128,034
April	7.00	5.75	66,952
May	7.07	5.31	73,482
June	8.75	5.38	97,384
July	9.21	7.10	118,910
August	10.00	7.40	165,069
September	7.76	6.30	429,184
October	9.00	6.48	243,136
November	9.68	7.41	194,645
December	10.72	7.86	163,631
2015
January	14.25	10.00	450,598
February	14.83	11.50	112,039
March (1-24)	12.95	10.00	73,799

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Pierre Lassonde Toronto, Ontario, Canada	Director and Chairman	Chair, Franco-Nevada

David Harquail Toronto, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, Franco-Nevada

Tom Albanese(3) Oxshott, Surrey, United Kingdom	Director	Chief Executive Officer, Vedanta Resources plc

Derek W. Evans(3) Calgary, Alberta, Canada	Director	President and CEO, Pengrowth Energy Corporation

Graham Farquharson(2) Toronto, Ontario, Canada	Director	President, Strathcona Mineral Services Limited

Louis Gignac(2)(3) Brossard, Quebec, Canada	Director	President, G Mining Services Inc.

Randall Oliphant(3) Toronto, Ontario, Canada	Director	Executive Chairman, New Gold Inc.

Hon. David R. Peterson(2) Toronto, Ontario, Canada	Director	Chairman, Cassels Brock & Blackwell LLP

Sandip Rana Brampton, Ontario, Canada	Chief Financial Officer	Chief Financial Officer, Franco-Nevada

Lloyd Hong Toronto, Ontario, Canada	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate Secretary, Franco-Nevada

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Geoff Waterman Toronto, Ontario, Canada	Chief Operating Officer	Chief Operating Officer, Franco-Nevada

Paul Brink Toronto, Ontario, Canada	Senior Vice President, Business Development	Senior Vice President, Business Development, Franco-Nevada

(1)         All of the directors have served since November 2007 with the exception of Derek Evans and Tom Albanese who were appointed in August 2008 and August 2013 respectively.

(2)         Member of the Compensation and Corporate Governance Committee.  Louis Gignac became a member effective March 20, 2014.

(3)         Member of the Audit and Risk Committee.  Louis Gignac ceased to be a member effective March 20, 2014 and Tom Albanese became a member on March 20, 2014.

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he resigns from office or he becomes disqualified to act as a director of Franco-Nevada.

As of the date hereof, the directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 4,270,358 Common Shares, representing approximately 2.7% of the Common Shares outstanding.

Biographical information regarding the directors and executive officers of Franco-Nevada is provided as follows:

Pierre Lassonde, Director and Chair — Pierre Lassonde is Chair of the Board of Directors. Mr. Lassonde formerly served as President of Newmont from 2002 to 2006 and as a director and Vice-Chair of Newmont until November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Old Franco-Nevada.  Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002. Mr. Lassonde is past Chair and a past director of the World Gold Council, Chair of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the CFA Institute in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967. Mr. Lassonde was appointed a Member of the Order of Canada in 2002 and was inducted into the Canadian Mining Hall of Fame in 2013.

David Harquail, President, Chief Executive Officer and Director — David Harquail is President and Chief Executive Officer and is a director of the Corporation.  Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006).  Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development.  Mr. Harquail is on the board of the World Gold Council and has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the TSX.  Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Tom Albanese, Director — Tom Albanese is Chief Executive Officer and a director of Vedanta Resources plc and of SesaSterlite Ltd. (a subsidiary of Vedanta Resources plc) and is a director of Franco-Nevada.  From 2007 to January 2013, Mr. Albanese was Chief Executive Officer of Rio Tinto plc.  Mr. Albanese previously served on the boards of Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. In addition, Mr. Albanese is a member of the Board of Visitors, Duke University, Fuqua School of Business.  Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Derek W. Evans, Director — Derek Evans is President and Chief Executive Officer of Pengrowth Energy Corporation (an oil and natural gas company) and is a director of Franco-Nevada. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 30 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada.  Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Graham Farquharson, Director — Graham Farquharson is President of Strathcona Mineral Services Limited (a mining consulting firm) and is a director of Franco-Nevada. Mr. Farquharson previously served on the boards of St Andrew Goldfields Limited, Placer Dome Inc., Cambior Inc. and several other mining companies. In addition, Mr. Farquharson is the Chair of the Canadian Mineral Industry Education Foundation. Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario. Mr. Farquharson was inducted into the Canadian Mining Hall of Fame in 2010.

Louis Gignac, Director — Louis Gignac is President of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada. Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and was a director of St Andrew Goldfields Ltd. and Marengo Mining Limited. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac serves as a director of Domtar Corporation and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Randall Oliphant, Director — Randall Oliphant is Executive Chairman of New Gold Inc. (a gold mining company) and is a director of Franco-Nevada. Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC and serves as a director of WesternZagros Resources Ltd. and Newmarket Gold Inc.  Mr. Oliphant is the current Chairman of the World Gold Council and has also served on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003. Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Professional Accountant, CA designation in 1986.

Hon. David R. Peterson, Director — David Peterson is Chair of the law firm Cassels Brock & Blackwell LLP and is a director of Franco-Nevada. He was the Premier of the Province of Ontario from 1985 to 1990. He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and is now the Chair of the 2015 Pan American and Parapan American Games Organizing Committee. Mr. Peterson serves as a director of Rogers Communications Inc. and VersaPay Corporation. Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital.  Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Sandip Rana, Chief Financial Officer — Sandip Rana joined Franco-Nevada on April 22, 2010.  He was previously with Four Seasons Hotels and Resorts as Vice President, Corporate Finance.  Prior to joining Four Seasons in 2003, Mr. Rana was International Controller and Treasurer of Old Franco-Nevada.  Prior to that, Mr. Rana had experience at IMAX Corporation and Coopers & Lybrand.  Mr. Rana is a Chartered Professional Accountant, CA and has a Bachelor of Business Administration from the Schulich School of Business at York University.

Lloyd Hong, Chief Legal Officer & Corporate Secretary — Lloyd Hong joined Franco-Nevada in December 2012.  He was previously the Senior Vice-President, Legal Counsel and Assistant Secretary of Uranium One Inc.  Prior to that, he was a partner with the Canadian law firm of Davis LLP with a practice focused on corporate finance and mergers and acquisitions.  Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University.  Mr. Hong is a member of The Law Society of Upper Canada and The Law Society of British Columbia.

Geoff Waterman, Chief Operating Officer — Geoff Waterman has more than 22 years of association with Franco-Nevada’s asset portfolio and served as Vice President, Oil & Gas, of Newmont Capital from 2002 to 2007.  Prior to that, he held increasingly senior roles at Old Franco-Nevada which he joined in 1992.  Mr. Waterman was an auditor with Coopers & Lybrand and holds a Bachelor’s degree in economics from Trent University.

Paul Brink, Senior Vice President, Business Development — Paul Brink joined Newmont Capital in 2006 as Director of Corporate Development.  Mr. Brink has experience in mining investment banking, working at BMO Nesbitt Burns and in project financing, working at UBS.  Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, no director or executive officer of Franco-Nevada (or where applicable, personal holding company of a director or executive officer):

(a)                                 is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)                                     was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)                                  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)                                 is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)                                  has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or

(d)                                 has been subject to:

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

For the purposes of the above, “order” means:  (i) a cease trade order; (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, and, with respect to each, was in effect more than 30 consecutive days.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph. Various officers, directors or other insiders of Franco-Nevada may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside Franco-Nevada. In the event that any such conflict of interest arises (or could potentially arise), a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of Franco-Nevada and abstain from voting for or against the approval of such participation or such terms.  In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief

Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict.  In appropriate cases, Franco-Nevada will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving Franco-Nevada will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of Franco-Nevada.

Pierre Lassonde is currently a director and Randall Oliphant is currently Executive Chairman of New Gold Inc., a payor of two of Franco-Nevada’s royalty interests.  Until February 18, 2015, Graham Farquharson was a director of St Andrew Goldfields Ltd., a payor of Franco-Nevada’s royalty interests.  Conflicts of interest of these directors could arise from time to time in their capacities as directors or officers of these third parties.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding material legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2014 or to which the royalty and stream interests comprising the asset portfolio is subject or was subject during fiscal 2014, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of the royalty or stream interests comprising the asset portfolio.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2014 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2014.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario and Computershare Investor Services at its principal office in Golden, Colorado.

The warrant agent for the 2017 Warrants is Computershare Trust Company of Canada Limited at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts entered into by Franco-Nevada since October 17, 2007 (date of incorporation) and still in effect or entered into since the beginning of Franco-Nevada’s most recently completed financial year, other than material contracts entered into in the ordinary course of business (unless otherwise required to be disclosed):

1.                                      a warrant indenture dated June 16, 2009 and supplemented June 15, 2010 between Franco-Nevada and Computershare Trust Company of Canada, as warrant agent, pursuant to which the 2017 Warrants were created and issued and by which they are governed;

2.                                      the Cobre Panama Agreement described under “General Development of Franco-Nevada’s Business — Acquisition of Cobre Panama Precious Metals Stream”;

3.                                      an Agreement of Purchase and Sale regarding Weyburn dated November 6, 2012 and amendment dated November 8, 2012 described under “General Development of Franco-Nevada’s Business — Acquisition of Weyburn Net Royalty Interest”;

4.                                      the Credit Agreement dated January 23, 2013, as amended, between Franco-Nevada, FN U.S. and Canadian Imperial Bank of Commerce, as Administrative Agent, and Canadian Imperial Bank of Commerce, RBC Capital Markets, BMO Capital Markets, as Co-Lead Arrangers and Joint Bookrunners,

and Royal Bank of Canada, as Syndication Agent, and Bank of Montreal, as Documentation Agent, and the financial institutions and other persons from time to time party thereto as Lenders described under “General Development of Franco-Nevada’s Business — Credit Facility”;

5.                                      the 2014 Underwriting Agreement relating to the public offering in August 2014 described under “General Development of Franco-Nevada’s Business — Equity Financing”;  and

6.                                      a Purchase and Sale Agreement (Gold and Silver) dated October 6, 2014 between Franco-Nevada, FN Barbados, Lundin and LMC Bermuda Ltd. described under “General Development of Franco-Nevada’s Business — Acquisition of Candelaria Gold and Silver Stream”.

A copy of each material contract is available on SEDAR under Franco-Nevada’s profile at www.sedar.com.

EXPERTS

The Candelaria Report was prepared in accordance with NI 43-101 from which certain technical and scientific information contained in this AIF was derived.  It is entitled “Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Atacama Province, Region III, Chile” dated effective October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015 by Jean-Francois Couture, P.Geo., Glen Cole, P.Geo., Gary Poxleitner, P.Eng., Adrian Dance, P.Eng., and Cam Scott, P.Eng., from SRK Consulting (Canada) Inc. and John Nilsson, P.Eng., from Nilsson Mine Services Ltd., who are independent “Qualified Persons” as defined by NI 43-101.

In addition, disclosure in this AIF for the reserves assessment and evaluation of the oil & gas reserves including the Weyburn Unit, Midale Unit and Edson Property was prepared by GLJ for Franco-Nevada, with an effective date of December 31, 2014, in accordance with NI 51-101.

To the knowledge of Franco-Nevada, each of these experts held less than 1% of the outstanding Common Shares at the time of the preparation of the reports and/or at the time of the preparation of the technical information contained in this AIF.  None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of Franco-Nevada, or of any associate or affiliate of Franco-Nevada.

Franco-Nevada’s auditors are PricewaterhouseCoopers LLP.  They have advised Franco-Nevada that they are independent with respect to Franco-Nevada within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov and on its website at www.franco-nevada.com.  The metric conversion table, listing of certain oil & gas terms, glossary of non-technical terms and glossary of technical terms are generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, will be contained in Franco-Nevada’s management information circular for its annual and special meeting of shareholders scheduled to be held on May 6, 2015.  For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and MD&A for its most recently completed financial year.

AUDIT AND RISK COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix C to this AIF.  The Charter was last updated effective March 24, 2011 with minor revisions.

With respect to risk management, the Charter provides that the Audit and Risk Committee (the “ARC”) will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix C to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2014, the ARC was composed of the following three directors: Derek Evans, Tom Albanese and Randall Oliphant, Chair.  Each director was and is considered “independent” and “financially literate” (as such terms are defined in NI 52-110, the rules of the NYSE and Rule 10A-3 of the U.S. Securities Exchange Act of 1934).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Tom Albanese	•	CEO of Vedanta Resources plc and SesaSterlite Ltd. (April 1, 2014-present)
	•	Previous Chief Executive Officer of Rio Tinto plc
	•	Previous Chair of Rio Tinto plc Risk Committee

Derek Evans	•	President, CEO and Director, Pengrowth Energy Corporation (2009-present)
	•	Chairman of Endurance Energy (2008-present)
	•	President, CEO and Director of Focus Energy Trust (2002-2008)
	•	Senior Executive of Renaissance Energy (16 years)
	•	Member, Institute of Corporate Directors

Randall Oliphant	•	Executive Chairman and Director, New Gold Inc. (2009-present)
	•	Chief Financial Officer of Barrick Gold Corporation (1994-1999)
	•	Currently serving as Chair of the audit committee of WesternZagros Resources Ltd.
	•	Certified Professional Accountant, CA (1986)
	•	Bachelor of Commerce (with honours), University of Toronto, 1984

Pre-Approval Policies and Procedures

The Board of Directors, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

•                                          bookkeeping or other services related to the accounting records or financial statements;

•                                          financial information systems design and implementation;

•                                          appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•                                          actuarial services;

•                                          internal audit outsourcing services;

•                                          management functions or human resources services;

•                                          corporate finance or other services;

•                                          broker-dealer, investment advisor or investment banking services;

•                                          legal services; and

•                                          any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Franco-Nevada’s most recently completed financial year has Franco-Nevada relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of Franco-Nevada’s most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the Board of Directors of Franco-Nevada.

Fees

For the years ended December 31, 2014 and 2013, PricewaterhouseCoopers LLP was paid fees from the Corporation as detailed below:

	December 31, 2014		December 31, 2013
Audit Fees	C$	489,645	C$	546,465
Audit-Related Fees	C$	153,944	C$	117,900
Tax Fees	C$	NIL	C$	NIL
Other Fees	C$	10,955	C$	19,920
Total Fees	C$	654,544	C$	684,285

For the year ended December 31, 2014, “Audit-Related Fees” noted above included C$100,000 and C$53,944 for services related to the Corporation’s shelf prospectus supplement and French translation, respectively. For the year ended December 31, 2013, “Audit-Related Fees” noted above included C$20,000, C$14,500 and C$83,400 for services related to the Corporation’s shelf prospectus; issuance of a consent included with the registration statement on Form F-3; and French translation, respectively.

For the year ended December 31, 2014, “Other Fees” noted above included C$10,955 for CPAB fees (the Canadian Public Accountability Board, Canada’s audit regulator).  For the year ended December 31, 2013, “Other Fees” noted above included C$7,420 and C$12,500 for CPAB fees and advice in respect of Mexican issues, respectively.

APPENDIX A
FORM 51-101F2

Reports on Reserves Data
by
Independent Qualified Reserves Evaluator or Auditor

A-1

Page 1 of 2 FORM 51-101 F2 REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR To the board of directors of Franco-Nevada Corporation (the “Company”): 1. We have evaluated the Company’s reserves data as at December 31, 2014. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs. 2. The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society). 3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook. 4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2014, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company’s board of directors: Location of Reserves Description and (Country or Independent Preparation Date of Foreign Net Present Value of Future Net Revenue Qualified Reserves Evaluation Geographic (before income taxes, 10% discount rate - M$) Evaluator Report Area) Audited Evaluated Reviewed Total Corporate Summary GLJ Petroleum Consultants February 11, 2015 CANADA - 615,148 - 615,148 5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

Page 2 of 2 6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates. 7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. EXECUTED as to our report referred to above: GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 20, 2015 “Originally Signed” John E. Keith, P. Eng. Vice President

APPENDIX B
FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Franco-Nevada Corporation (“Franco-Nevada”) is responsible for the preparation and disclosure of information with respect to Franco-Nevada’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014 estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Franco-Nevada’s reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A of this Annual Information Form.

The Audit and Risk Committee of the Board of Directors of Franco-Nevada has:

(a)                                 reviewed Franco-Nevada’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and independent qualified reserves evaluator.

The Audit and Risk Committee of the Board of Directors of Franco-Nevada has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors on the recommendation of the Audit and Risk Committee has approved:

(d)                                 the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(e)                                  the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)                                   the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 25th day of March, 2015.

(signed) “David Harquail”	(signed) “ Geoffrey Waterman”
David Harquail President, Chief Executive Officer and Director	Geoffrey Waterman Chief Operating Officer

(signed) “Randall Oliphant”	(signed) “Derek Evans”
Randall Oliphant Director	Derek Evans Director

B-1

APPENDIX C
FRANCO-NEVADA CORPORATION
AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

•                                          the quality and integrity of the financial statements of the Company,

•                                          the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                                          the qualification, independence and performance of the Company’s independent auditors,

•                                          the performance of the Company’s Chief Financial Officer,

•                                          risk management oversight,

•                                          the compliance by the Company with legal and regulatory requirements in respect of its oil and gas disclosure, and

•                                          the qualification, independence and performance of the Company’s qualified oil and gas reserves evaluator or auditor.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

•                                          planning or conducting audits,

•                                          certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or

•                                          guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and Corporate Governance Committee. Each of the members of the Audit and Risk Committee shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Company, and as confirmed by the Board of Directors using its business judgment. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert” as determined by the Board of Directors in its business judgment. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52-110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;

•                                          Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;

•                                          Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;

•                                          Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•                                          Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee; and

•                                          At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

•                                          As may be delegated by the Board of Directors, review, approve and authorize the issuance of the Company’s interim financial statements, MD&A and interim earnings press releases before the Company publicly discloses this information;

•                                          Review and recommend to the Board of Directors for approval the Company’s annual financial statements, MD&A and press releases before the Company publicly discloses the information; and

•                                          Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

•                                          Review with management and the independent auditor,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements, as raised by the independent auditor, and review management’s response thereto,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,

•                                          the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and

•                                          the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.

•                                          Review with the independent auditor,

•                                          the quality as well as the acceptability of the accounting principles or standards that have been applied,

•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

•                                          Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.

•                                          More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:

•                                          reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,

•                                          reviewing management’s assessment of the significant risks and exposures facing the Company,

•                                          reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,

•                                          receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and

•                                          if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Oil and Gas Reserves

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the appointment of the qualified oil and gas reserves evaluators or auditors, who must be independent of the Company and who will report to the Board of Directors and the Committee on the Company’s oil and gas reserves data.

•                                          Review, with reasonable frequency, the Company’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with applicable disclosure requirements and restrictions.

•                                          Review each appointment of the Company’s qualified oil and gas reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed qualified oil and gas reserves evaluator or auditor and management of the Company.

•                                          Review, with reasonable frequency, the Company’s procedures for providing information to the qualified oil and gas reserves evaluators or auditors who report on oil and gas reserves data.

•                                          Prior to approving the filing of oil and gas reserves data and the report of the qualified oil and gas reserves evaluators or auditors meet with management and each qualified oil and gas reserves evaluator or auditor to:

•                                          determine whether any restrictions affect the ability of the qualified oil and gas reserves evaluator or auditor to report on the oil and gas reserves data without reservation; and

•                                          review the oil and gas reserves data and the report of the qualified oil and gas reserves evaluator or auditor thereon.

•                                          Recommend to the Board of Directors whether to approve:

•                                          the content and filing of the statement of oil and gas reserves data and other required information,

•                                          the filing of the report of the independent qualified oil and gas reserves evaluator or auditor, and

•                                          the content and filing of the required report of management and the directors.

Compliance

The Audit and Risk Committee shall:

•                                          Establish procedures for:

•                                          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.

•                                          Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

•                                          Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.

•                                          Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                                          Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                                          Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                                          Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

•                                          Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.

•                                          Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

•                                          Review the experience and qualifications of the senior members of the independent auditor’s team.

•                                          Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•                                          Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•                                          Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

Updated:  March 24, 2011